02034286

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Keppel Corp

*CURRENT ADDRESS

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 25764 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/29/02

Keppel

REPORT TO SHAREHOLDERS 2001



Our vision is to service and support our customers where they operate, and our "near market, near customer" strategy will see us expanding our global footprint to new regions that require our services.





Year 2001 was the year of transformation for Keppel. We now have a Company that is able to embrace change more confidently.



We shall endeavour to enhance shareholder value by leveraging assets that are not captured in our balance sheet but which Keppel has grown over the decades, namely, our brand name, our management, our networks and our global presence.

Contents

Keppel

Statutory Accounts

Investor Information

Group Financial Highlights

	2001	2000	Change (%)
FOR THE YEAR ($ million)			
Revenue	**5,882**	6,218	-5
Profit ⁺ :			
Operating	**620**	657	-6
Before tax	**665**	709	-6
Attributable	**273**	237	+15
Proposed final dividend (net)	**93**	75	+24
PER SHARE			
Earnings ⁺ (cents) :			
Before tax	**44.5**	41.5	+7
Attributable	**35.6**	30.7	+16
Final dividend (cents) (gross)	**16.0**	13.0	+23
Net assets ($)	**3.48**	3.57	-3
AT YEAR-END ($ million)			
Shareholders' funds	**2,658**	2,747	-3
Minority interests	**1,456**	2,372 *	-39
Capital employed	**4,114**	5,119 *	-20
Net borrowings	**4,525**	5,034 *	-10
Net gearing	**1.10**	0.98	+12
RETURN ON SHAREHOLDERS' FUNDS (%)			
Profit before tax ⁺	**12.6**	11.4	+10
Attributable profit ⁺	**10.1**	8.5	+20


$ million
800
700
600
500
400
300
200
100
0
657
709
237
620
665
273
2000
2001
Operating Profit
Profit Before Tax & Exceptional Items
Attributable Profit Before Exceptional Items

⁺ **Before exceptional items**
* Excludes Keppel Capital Holdings Group

Group Half-Yearly Results

($ million)	2000			2001		
	1st half	2nd half	Total	**1st half**	**2nd half**	**Total**
Revenue	2,890	3,328	6,218	**3,175**	**2,707**	**5,882**
Operating Profit	303	354	657	**412**	**208**	**620**
Profit Before Tax	327	382	709	**426**	**239**	**665**
Attributable Profit	108	129	237	**139**	**134**	**273**
Earnings Per Share (cents)	14.0	16.7	30.7	**18.2**	**17.4**	**35.6**



Revenue
$ million
4000
3000
2000
1000
0
2,890
3,328
3,175
2,707
2000
2001
1st Half
2nd Half



Operating Profit
$ million
500
400
300
200
100
0
303
354
412
208
2000
2001
1st Half
2nd Half



Profit Before Tax
$ million
500
400
300
200
100
0
327
382
426
239
2000
2001
1st Half
2nd Half



Attributable Profit
$ million
150
120
90
60
30
0
108
129
139
134
2000
2001
1st Half
2nd Half

Profit numbers are before exceptional items

Milestones

JANUARY Arab Heavy Industries P.J.S.C (AHI), managed by Keppel Hitachi Zosen (KHZ), officially opened its 30,000 dwt drydock in Ajman, United Arab Emirates.

Singapore Petroleum Company (SPC) successfully clinched a major sales contract worth over US$70 million, to supply diesel and fuel oil to Penta Ocean Construction Co over a five-year period.

FEBRUARY FELS Setal clinched a contract worth US$75 million from Halliburton Produtos for the conversion of tanker *Stena Concordia*, renamed *Petrobras 48*, into a Floating Production Storage and Offloading (FPSO) facility.

Keppel FELS (KFELS) won a US$167 million contract to build a deep-water drilling semi-submersible rig from Maersk Contractors.

KFELS and consortium partner Technics Offshore Engineering, sealed a US$46 million contract for the supply of a central processing platform to Petrovietnam Trading Company.

TradeOneAsia, Keppel's e-procurement specialist, conducted its very first online reverse auction, for KHZ and helped the company achieve 10% savings over the benchmark price for steel plates.

MARCH Keppel moved to privatise its finance company Keppel TatLee Finance (KTLF).

APRIL M1 opened up IDD (International Direct Dial) services to all fixed line subscribers in Singapore, marking its entry into the residential and office market.

Singapore Minister for Trade & Industry Brigadier General George Yeo opened FELS Setal's Brasfels Yard in Angra dos Reis, Brazil.

KHZ successfully completed the conversion of 106,668 dwt tanker into a Floating Storage and Offloading (FSO) vessel for Karratha Spirit Pty Ltd.

JUNE Keppel Land, together with Hong Kong partners Cheung Kong (Holdings) and Hongkong Land formed *One Marina Boulevard (later renamed One Raffles Quay)*, after winning the bid to develop the first parcel of the Marina Boulevard white site.

Keppel FELS Energy & Infrastructure (KFEI) raised a US$250 million five-year unsecured Transferable Loan Facility for re-financing and to fund new projects.

JULY KTLF became a wholly owned subsidiary of Keppel Capital Holdings (KCH).

KFELS and AMFELS in USA, secured US$34 million contracts from Diamond Offshore Drilling for the conversion of four jack-up drilling units.

KFELS secured a contract from Atwood Oceanics Pacific to build a jack-up rig valued at US$125 million.

AUGUST Keppel Corporation (KCL) sold its 36.7% stake in KCH to OCBC Bank and raked in S$1.85 billion from the sale.

KCL and KFEI announced a scheme of arrangement to privatise KFEI as a wholly-owned subsidiary of KCL.

KHZ delivered its first cable laying and repair vessel to TyCom Ltd. The purpose-built cableship, *TyCom Reliance*, was the first in a series of six for TyCom. A second cableship, *TyCom Responder*, was delivered in December 2001.

SEPTEMBER KCL and Keppel Land were runners-up in the Multi-industry and Property categories respectively, in the Most Transparent Company Awards 2001 organised by the Securities Investors Association of Singapore (SIAS).

Keppel sponsored the Institute of Policy Studies Public Lecture and organised the Philippines-Singapore Business Forum during the visit of Philippines President HE Gloria Macapagal-Arroyo to Singapore.

KHZ delivered a Semi-submersible Self-Erecting Tender Rig (SSETR), to Smedvig Asia. Designed by KFELS, the vessel, *West Alliance*, was the second offshore vessel which Keppel Shipyard built for Smedvig.

KCL set up a Nominating Committee and a Remuneration & Share Option Committee in a move towards greater transparency and compliance with the Code of Corporate Governance.

OCTOBER KCL announced plans to restructure KHZ and Keppel FELS to create a global offshore and marine leader.

KFELS secured a US$22 million contract to build a Tension Leg Platform hull structure for Atlantia Offshore.

NOVEMBER KFEI became a wholly owned subsidiary of KCL on 6 November 2001.

KFELS secured US$77 million in contracts from Diamond Offshore Drilling to upgrade a semi-submersible *Ocean Rover*, and a jack-up rig *Ocean Tower*.

Keppel Shipyard successfully completed the conversion a S$60 million contract to convert a 155,000 dwt tanker into a Floating Production Storage and Offloading vessel (FPSO) for Prosafe. The vessel, *Espoir Ivoirien*, was Keppel Shipyard's 35th FPSO conversion.

DECEMBER Keppel announced further strategic initiatives to unlock value through proposed plans to privatise KHZ and Keppel Telecommunications & Transportation (KTT).

FELS Setal in Brazil secured US$104 million in contracts for three Anchor Handling Tugs/Supply vessels for Delba Maritima, a Brazilian offshore vessel operator, and the fabrication of four manifold modules for Halliburton Produtos.

Group Corporate Structure



Keppel Corporation Limited
Offshore & Marine
100% Keppel FELS Limited
100% Keppel Shipyard Limited
100% Keppel Singmarine Pte Ltd
100% Offshore Technology Development Pte Ltd
100% AMFELS Inc USA
60% FELS Setal SA Brazil
53% Caspian Shipyard Company Ltd Azerbaijan
59% Keppel Philippines Marine Inc Philippines
33% Arab Heavy Industries PJSC UAE
45% Offshore & Marine A/S Norway
Infrastructure
Network Engineering
67% Keppel Communications Pte Ltd #
60% Echo Broadband GMBH Germany
60% Echo Broadband SARL Luxembourg
30% Trisilco Folec Sdn Bhd Malaysia
Utilities
100% Keppel Energy Pte Ltd
100% Keppel Energy Supply Pte Ltd
100% Corporacion Electrica Nicaraguense SA Nicaragua
60% Zunhua Xinli Energy Development Co Ltd China
100% Nordeste Generation Ltda Brazil
100% Keppel Engineering Pte Ltd

Keppel Communications is an operating company of Keppel Telecommunications & Transportation Ltd which is 67% owned by Keppel Corporation Limited


Property
54%
Keppel Land Ltd
100%
Keppel Land International Ltd
50%
Keppel Philippines Properties Inc
Philippines
24%
45%
Five Stars Property Public Co Ltd
Thailand
25%
Dragon Land Ltd
Singapore/China
30%
70%
Keppel Bay Pte Ltd
Investments
35%
MobileOne (Asia) Pte Ltd *
77%
Singapore Petroleum Co Ltd
41%
k1 Ventures Ltd

* Owned by Keppel T&T, a 67%-owned subsidiary of the Company

Global Spread

OFFSHORE & MARINE

Azerbaijan
Brazil
Bulgaria
China/Hong Kong
Norway
Philippines
Singapore
United Arab Emirates
United States of America
Vietnam

INFRASTRUCTURE

Australia
Brazil
Brunei
Canada
China/Hong Kong
France
Germany
Indonesia
Luxembourg
Malaysia
Myanmar
Nicaragua
Philippines
Singapore
Switzerland
Taiwan
Thailand
United States of America
Vietnam

PROPERTY

Australia
Azerbaijan
China/Hong Kong
Indonesia
Malaysia
Myanmar
Philippines
Singapore
Thailand
United Kingdom
United States of America
Vietnam

> "We will strive to grow by migrating continuously towards higher value-added products and services within each of our businesses."
>
> *Chairman Lim Chee Onn*


Stavanger, Norway
London, United Kingdom
Bonn, Germany
Luxembourg
Paris, France
Zurich, Switzerland
Baku, Azerbaijan
AZERBAIJAN/FRANCE/
GERMANY/LUXEMBOURG/
NORWAY/SWITZERLAND/
UNITED KINDOM


Seattle
Toronto, Canada
Chicago
New York
Washington DC
Dallas
Los Angeles
Houston
Brownsville
Tampa
Tamaulipas, Mexico
Managua, Nicaragua
CANADA/MEXICO/NICARAGUA/USA


Salvador
Rio de Janeiro
BRAZIL


CHINA/HONGKONG/TAIWAN
Beijing
Hebei
Tianjin
Suzhou
Shanghai
Kunming
Taipei Taiwan
Hong Kong
UNITED ARAB EMIRATES
Ajman
Dubai
MYANMAR
Mandalay
Yangon
VIETNAM
Hanoi
Ho Chi Minh City
PHILIPPINES
Subic Bay
Manila
Batangas
Cebu
THAILAND
Bangkok
MALAYSIA/BRUNEI
Penang
Kuala Lumpur
Bandar Seri Begawan, Brunei
Johor Bahru
INDONESIA
Batam/Bintan
Manado
Jakarta
Surabaya
Bali
Yogyakarta
SINGAPORE
AUSTRALIA
Sydney
Melbourne

Chairman's



Statement











Year 2001 was the year of transformation for Keppel. We now have a Company that is able to embrace change more confidently.

- *Chairman Lim Chee Onn*



Chairman Lim Chee Onn

2001 marked a year of transformational change for Keppel. Your Company also had a record year in its 32 years' history.

- Attributable profit before exceptionals was $273 million, an increase of 15%.
- Earnings per share (before exceptionals) increased 16% from 31 cents to 36 cents.
- Revenues, EBITDA, and *Profit before tax* registered a slight decline of between 4-6% largely due to the sale of our Financial Services division which had traditionally contributed about 50% of our earnings.
- Return on Equity (before exceptionals) improved from 8.5% to reach 10.1%.
- Free cash flow was a strong $1.1 billion.
- In addition to the capital distribution of 50 cents per share paid in December 2001, the Board declared a dividend per share of 16 cents, inclusive of a special dividend of 3 cents in relation to the sale of the Financial Services division.

2001 turned out to be an even more difficult year than the previous one. The economic weakness, aggravated by political and security upheaval affected businesses and consumers alike. Despite this difficult business environment, I am pleased that the Keppel Group succeeded in delivering a significant improvement in its results. Based on proforma attributable profit without the Financial Services' contribution and without *exceptional items*, attributable profit grew by 50%. These are solid earnings to report for 2001 given last year's challenging environment.

The past year saw mixed results among our businesses. Offshore & Marine produced double-digit growth in turnover and profit; the rest of the portfolio showed less growth and Property showed a decline. It is clear from this pattern that all our businesses are following their respective business cycles. It is for this reason that our Group strategy is to focus on three businesses in which we have core competencies and which we believe will help the Group even out earnings fluctuations. Overall, we strive to continue creating *value for our shareholders* by improving the Group's Return on Equity. We continue to expand our global reach in all our businesses and each incremental investment will continue to be EVA-driven.

Restructuring with speed

Apart from the challenging macro-economic environment, we were undergoing a period of unprecedented change within the Group. In August 2001, we sold our Financial Services division to OCBC Bank. This division had historically contributed about 50% of our annual profit. Using the proceeds, we were able to complete the privatisation of Keppel FELS Energy & Infrastructure (KFEI) within three months of selling Keppel Capital Holdings. Within a month of the KFEI privatisation, we announced the privatisations of Keppel Hitachi Zosen (KHZ) and Keppel Telecommunications & Transportation (KTT). Through this privatisation effort, we unveiled the Group's strategy of focusing on three key businesses – Offshore & Marine, Infrastructure and Property Development.

During our 2000 Results announcement, I had identified Network Engineering and power generation as two of the embedded growth options within the Keppel Group. Within 10 months, we had put in place the different pieces to execute this strategy of developing an Infrastructure business division within Keppel.

KHZ shareholders approved the privatisation and it was completed in March 2002. The Offshore & Marine units are now working hard to integrate their businesses and capture the synergies from the combination of their resources. The scheme to privatise KTT did not get the requisite approval from shareholders. While this is a disappointment, it will not impede our efforts to grow Network Engineering as a key business within the Infrastructure business division. Most importantly, Management will continue undeterred to implement the strategy of focusing on three key businesses to deliver growth in shareholder value.

Growing global leaders

Our three core businesses were chosen because they leverage the core competencies that Keppel has developed over the years. We believe that the selected businesses have both the headstart and the potential to be global leaders in their respective fields. We intend to grow these businesses aggressively, but with utmost capital discipline. New investments will only be made if they contribute towards the growth of our core businesses. In addition, these investments must be EVA-positive and expect to yield an ROE of at least 12%.

Our financial target for our earnings growth is 15-20% CAGR for the period of 2001 through 2003. By then, we expect the Group's ROE to exceed 12%. This target is considered quite challenging against a backdrop of a sluggish global economy, although there are some sporadic signs of an improving situation. Nonetheless we shall endeavour to enhance shareholder value by leveraging assets that are not captured in our balance sheet but which Keppel has grown over the decades, namely, our brand name, our management, our networks and our global presence.

"We continue to expand our global reach in all our businesses and each incremental investment will continue to be EVA-driven."

"**Our three core businesses were chosen because they leverage the core competencies that Keppel has developed over the years.**"

Let me now share with you the issues that will preoccupy Management going forward.

Building a global team

Looking solely at our accounting data, it is easy for someone to mistake Keppel for a Singapore-centric company. Although much of our revenue is booked in Singapore, the sourcing of that revenue takes place all over the world, especially for the Offshore & Marine, Utilities and Network Engineering businesses. Our customer base clearly shows that Keppel is active globally. With the exception of property-related businesses and our mobile phone operations through MobileOne, our performance tends to be much more correlated with the global economy than with the Singapore economy.

The Offshore & Marine business has already established its presence in strategic offshore and marine hubs, namely Azerbaijan, Brazil, the Gulf of Mexico, Middle East, the Philippines and Norway. Our vision is to service and support our customers where they operate, and our "near market, near customer" strategy will see us expanding our global footprint to new regions that require our services.

In the medium term, emerging economies in Asia such as China and Vietnam will grow in importance for our businesses. We have over the years established strong relationships, good networks and business know-how in these countries and should be well-placed to grow in tandem with them.

But globalisation is not just about the establishment of global presence to service our customers. Nor is it just about sourcing of products and services for the best value.

Globalisation is also about searching the world for the best people and global teams who will help Keppel achieve what we have set out to do. As an example, our Network Engineering business has assembled a team drawn from the global pool of experienced managers and engineers. We have in our team telecom software engineers in Luxembourg, as well as network designers in Germany and Malaysia; and project engineers in the Philippines. Our objective is *to be the "global employer of choice"* in the fields we operate. We strive to create exciting career opportunities for these talented managers to help us establish global champions in our three businesses. We shall continue to develop policies and schemes that will enable us to effectively motivate local resources and mobilize them to wherever they are needed.

Using our financial strength to seize opportunities in the global arena

Keppel generated $1.1 billion of free cash flow in 2001. We recognise the importance of earnings quality and cash management. Our centralised cash management processes stewarded by the Central Finance Committee provides us with the lowest cost of funds to meet our business expansion.

Our strong balance sheet will give us the flexibility and capability to capitalise on anticipated opportunities to grow our key businesses without frequent equity calls.

This will allow us to respond more quickly to opportunities giving us an edge over our competitors. It might be pertinent to note here that the privatisation of KFEI and KHZ was funded from internally generated cash and divestments.

We will continue to work with joint venture partners and form strategic alliances to make even better use of our financial and human resources. These approaches have enabled us to gather local knowledge more effectively for quick start-ups.

Continually improving transparency and corporate governance

Key corporate and business managers hold intensive Business Stewardship reviews to steward the performance of our businesses on a quarterly basis. This process allows us to better gauge the future and key drivers ahead of events, so that we can make timely course corrections.

2002 marks the year that Keppel begins reporting our quarterly results to the investing community and the public. This is part of Management's efforts to improve transparency in Keppel. We believe that the increased frequency of reporting, in addition to more detailed discussion of business performance, will help the investing community better understand Keppel's businesses and the drivers of our performance. As managers, we want to communicate what we are doing to grow shareholder value.

Keppel has always believed in having high standards of corporate governance, and is committed to making sure that effective self-regulatory corporate practices are in place to protect the interests of its shareholders and maximise long term shareholder value. At a recent Board meeting, the KCL Board agreed to my recommendation that it would take on the task of monitoring the Board's own effectiveness in terms of coverage and skill set in addition to monitoring senior management's performance. At my suggestion, the Board is also considering how best to assess the Chairman's effectiveness in leading the Board. While performance monitoring has always been part of a Board's responsibility, assessing the Chairman's effectiveness appears to be a fairly new one.

The Board has set up various Board Committees including an Executive Committee to help it carry out its duties effectively. The KCL Audit, Nominating and Remuneration Committees are entirely made up of independent directors. The Board is assisted by a number of management committees covering different areas such as investment/divestment, risk management & audit and management development. All these efforts are meant to increase the accountability of Management to the Board and the Board to shareholders and the Board will continue to refine its corporate governance processes to improve such accountability.

"Effective self-regulatory corporate practices are in place to protect the interests of our shareholders and maximise long term shareholder value."

"A key initiative that KCL will be embarking on in 2002 is succession planning."

Strengthening organisation & management

This is the most crucial factor in the restructuring of Keppel's businesses.

A key initiative that KCL will be embarking on in 2002 is succession planning. While our current management is still fairly young, the KCL Board and Management recognise the importance of developing a strong management line-up. We must start early in such initiatives to allow our future management sufficient time and opportunities to learn and grow. The urgency increases as our businesses continue to expand overseas. A global reach will tax management resources if we do not have adequate bench strengths.

Owing to keen business competition, KCL will have to be even more demanding than ever in our expectations of our staff. We cannot afford to tolerate recurring under-performance, and we must also be prepared to reward good performers for their contributions. In 2001, all employees have been ranked according to performance and this assessment will continue annually. The intention of ranking is to identify, reward and groom the top performers as well as to identify and eliminate the causes of underperformance.

In the past, management remuneration was linked only to the Group's profitability. Going forward, we will further refine the remuneration and performance appraisal system to link rewards with the Group's business objectives and the staff's personal performance. With EVA being an important business decision-making tool, EVA targets will be incorporated into the remuneration system to achieve more effectively our business performance targets.

Embracing change

Organisations perish not because they do not change. They disappear because they do not change as fast as what the business environment demands of them. The dim global economic prospects in 2001 required us to re-invent ourselves with great urgency. I believe that to-date our team responded creditably.

For a Group like Keppel that has grown successfully over the decades, transforming the way we do business is not an easy task. Taking the hard decision to divest our Financial Services division when it contributed about 50% of Keppel's year 2000 bottomline marked the beginning of the Company's transformation. After the Financial Services division was monetised, we moved quickly to restructure the Company into what we wish it to be. We have in the process changed mindsets. The change has breathed new life into our organisation. Instead of saying, "how have we always done it", we now ask "how can we do it better". Nonetheless, we still have some way to go before we become a Company that truly sees change as a source of excitement and opportunity, rather than as a threat or a crisis. Ideally, we should thirst for change.

The global economy will continue to become more challenging and unpredictable and we are not in any position to predict the exact course that the business environment will take. However, we believe that our healthy attitude towards change will equip us to meet the challenges of the future.

Ultimate goal is to increase shareholder value

Year 2001 was the year of transformation for Keppel. We now have a Company that is able to embrace change more confidently.

Barring the unexpected, I believe we will continue to deliver on our promise to increase value for our shareholders.

I wish to take this opportunity to thank all our staff for the sterling service they have put in during a challenging year. Without their total commitment to the tasks at hand we would not have come this far. To our Board, I wish to thank our Directors for the advice and guidance Management and I received throughout the year. And to our shareholders, investors, customers and business associates, I want to convey my deep appreciation for their patience and encouragement to press on with the re-invention of Keppel.

I am pleased to welcome Dr Lee Tsao Yuan and Mr Tony Chew Leong-Chee to the Keppel Board. They are not newcomers to the Group having served on the Boards of our subsidiaries.

Lim Chee Onn
Chairman

18 April 2002

> **"We will continue to deliver on our promise to increase value for our shareholders."**

Corporate Governance

Corporate Governance Structure


Shareholders
Nominating Committee
Remuneration Committee
KCL BOARD
Audit Committee
KCL EXCO
MDC: Strategic HR Issues
KCL Management
Group Risk Management & Internal Audit
Offshore & Marine
Infrastructure
Property
Investments

The Company believes in having high standards of corporate governance, and is committed to making sure that effective self-regulatory corporate practices exist to protect the interests of its shareholders and maximise long term shareholder value. These include a Board of Directors comprising high calibre members, Board Committees and a risk management and internal audit department.

Board of Directors

The principal functions of the Board of Directors are:

- to decide on matters which in relation to the Group's activities are of significant nature, including decisions on strategic directions and guidelines and the approval of periodic plans and major investments and divestments;
- to oversee the business and affairs of the Company, establish, with management, the strategies and financial objectives to be implemented by management, and monitor the performance of management;
- to oversee processes for evaluating the adequacy of internal controls, risk management, financial reporting and compliance, and satisfy itself as to the adequacy of such processes;
- to assume responsibility for corporate governance.

The Company has adopted internal guidelines setting forth matters that require Board approval. Under the guidelines, new investments or increase in investments in businesses, subsidiaries, projects or fixed assets and any divestments or sales thereof exceeding $100 million by any Group company, and all commitments to term loans and lines of credit from banks and financial institutions by the Company, require the approval of the Company's Board of Directors. Further, any investment of $100 million and below but which does not have strategic fit with any of Keppel's core businesses, is not Economic Value-Added (EVA) positive, or does not generate Return on Equity (ROE) of at least 12% on a standalone basis, would require specific board approval. Each Board member has equal responsibility to oversee the business and affairs of the Company. The Executive Chairman and Executive Directors are responsible for the day-to-day operation and administration of the Company.

Currently, the Board consists of eleven Directors of whom seven are considered independent* by the Nominating Committee. Details of their academic and professional qualifications and other appointments are set out on pages 30 to 33. The nature of the Directors' appointments on the Board and details of their membership on Board Committees are set out below:

Director	Board Membership	Committee Membership			
		Audit	Executive	Nominating	Remuneration
Lim Chee Onn	Executive Chairman		Chairman		
Cham Tao Soon	Independent	Chairman			Chairman
Bernard Tan Tiong Gie	Independent	Member			Member
Lim Hock San	Independent	Member	Member	Chairman	
Khoo Teng Chye	Independent		Member	Member	Member
Sven Bang Ullring	Independent			Member	
Tony Chew Leong-Chee	Independent		Member		
Lee Tsao Yuan	Independent				
Loh Wing Siew	Non-executive				
Choo Chiau Beng	Executive Director		Member		
Teo Soon Hoe	Executive Director & Group Finance Director		Member		

* The Code of Corporate Governance issued on 21 March 2001 by the Corporate Governance Committee set up by the Ministry of Finance (the "Code of Corporate Governance") defines an "independent" director as one who has no relationship with the company, its related companies or its officers that could interfere, or be reasonably perceived to interfere, with the exercise of the director's independent business judgement with a view to the best interests of the company. A related company in relation to a company includes its subsidiaries, fellow subsidiaries, or parent company.

The Directors submit themselves for re-nomination and re-election at regular intervals of at least once every three years. Pursuant to Article 81B of the Company's Articles of Association, one-third of the Directors retires from office at the Company's Annual General Meeting. The year of initial appointment and last re-election of the Directors are set out below:

Name	Age	Position	Date of Initial Appointment	Date of Last re-election
Lim Chee Onn	57	Executive Chairman	6.10.1983 (Director) 1.1.2000 (Executive Chairman)	25.5.2001
Cham Tao Soon	62	Director	24.6.1982	25.5.2001
Bernard Tan Tiong Gie	58	Director	24.6.1982	8.6.1999
Lim Hock San	56	Director	1.11.1989	8.6.1999
Khoo Teng Chye	49	Director	1.7.1999	2.6.2000
Sven Bang Ullring	67	Director	1.7.2000	25.5.2001
Tony Chew Leong-Chee	55	Director	16.4.2002	Not applicable
Lee Tsao Yuan	46	Director	16.4.2002	Not applicable
Loh Wing Siew	67	Director	30.1 1974	25.5.2001
Choo Chiau Beng	54	Executive Director	18.3.1983	2.6.2000
Teo Soon Hoe	53	Executive Director & Group Finance Director	1.6.1985	2.6.2000

As a matter of policy, a Director would serve a maximum of two 3-year terms of appointment. However, the Board recognises the contribution of Directors who over time have developed deep insight into the Group's businesses and operations and who are therefore able to provide invaluable contribution to the Board as a whole. In such cases, the Board would exercise its discretion to extend the term and retain the services of the Director rather than lose the benefit of his contribution.

The Board meets regularly on a quarterly basis and as warranted. However, adhoc non-scheduled Board Meetings may be convened to deliberate on urgent substantive matters. Telephonic attendance at Board meetings is allowed under Article 100 of the Company's Articles of Association. During the financial year ended 31 December 2001, the Board of Directors held 11 meetings. The Directors' attendance at those meetings are disclosed below:

Director	No. of Meetings Attended
Lim Chee Onn	11
Cham Tao Soon	8
Bernard Tan Tiong Gie	11
Lim Hock San	11
Khoo Teng Chye	10
Sven Bang Ullring	9
Loh Wing Siew	8
Choo Chiau Beng	11
Teo Soon Hoe	11

As a general rule, Board papers are sent to Directors at least 7 days before the Board meeting so that the members may better understand the matter before the Board meeting and the Board meeting time may be conserved and discussion time focused on questions that the Board has about the Board papers. However, sensitive subject matters may be tabled at the meeting itself or discussed without any papers being distributed. Managers who can provide additional insight into the matters to be discussed would be present at the relevant time during the Board meeting. The Directors are also provided with the names and contact details of the Company's senior management to facilitate direct access to senior management.

The Company fully recognises that the continual flow of relevant information on an accurate and timely basis is critical for the Board to be effective in the discharge of its duties. Management is therefore expected to provide the Board with information concerning the Company's progress or shortcomings in meeting its strategic business objectives or financial targets and other information relevant to the strategic issues facing the Company accurately and in a timely manner. This will be one of the criteria which the Nominating Committee would take into account in assessing the effectiveness of the board as a whole.

The Board takes independent professional advice as and when necessary to enable it or the independent Directors to discharge their responsibilities effectively. Subject to the approval of the Chairman, individual Directors may seek and obtain independent professional advice to assist them in their duties.

Board Committees

Executive Committee

The Executive Committee comprises six members, of whom three are independent Directors. The members are: Messrs Lim Chee Onn (Chairman of the Committee), Lim Hock San, Khoo Teng Chye, Tony Chew Leong-Chee, Choo Chiau Beng and Teo Soon Hoe.

The terms of reference of the Executive Committee are as follows:

(a) To review, with Management, and recommend to the Board the overall strategy of the Keppel Group, and monitor its implementation.
(b) To consider and recommend to the Board the Keppel Group's intermediate range plan (3 years) and annual operating and capital budgets.
(c) To consider, evaluate, review and, if deemed fit, approve investments, acquisitions and disposal of assets of the Company and its subsidiaries which are above $10 million or 10% of the net tangible assets (whichever is the lower) of the respective companies but less than $100 million.
(d) To review and recommend to the Board proposed investments, acquisitions and disposal of assets of the Company and its subsidiaries which are $100 million or above.
(e) To review and recommend to the Board proposed investments and acquisitions of the Company and its subsidiaries which do not fall within the Company's core businesses but which are considered strategic investments for the long-term prospects of the Company.
(f) To consider, evaluate, review and, if deemed fit, approve capital equipment purchases and leases of the Company and its subsidiaries which are above $10 million but less than $100 million.

(g) To review and recommend to the Board on proposed capital equipment purchases and leases of the Company and its subsidiaries which are above $100 million.
(h) To consider, evaluate, review and, if deemed fit, approve performance bonds and guarantees to be furnished by the Company or its subsidiaries which are above $10 million but less than $100 million.
(i) To review and recommend to the Board on proposed performance bonds and guarantees to be furnished by the Company or its subsidiaries which are above $100 million.
(j) To consider and, if deemed fit, approve guarantees to be furnished by the Company in connection with housing loans granted by external sources to the Company's employees.
(k) To approve the affixation of the Common Seal onto any legal document in accordance with the Company's Articles of Association.
(l) To approve nominations by Management for appointment as director on the board of the Company's subsidiaries (1st tier) and associated companies (1st tier).
(m) To formulate guidelines on the role and responsibilities of the nominee directors of the Company on the boards of its subsidiaries and associated companies.
(n) To approve the banks in Singapore and overseas with which the Company may transact.
(o) To approve the establishment and registration of local and foreign offices of the Company.
(p) To carry out such other functions as may be delegated to it by the Board.

Matters arising at meetings of the Executive Committee are decided by a simple majority of votes comprising the affirmative vote of at least one member who is an independent Director.

Nominating Committee
The Nominating Committee comprises three independent Directors; namely, Messrs Lim Hock San (Chairman of the Committee), Khoo Teng Chye and Sven Bang Ullring. The terms of reference of the Nominating Committee are as follows:

(a) Recommend appointment and re-appointment of Directors;
(b) Annual review of skills required by the Board, and the size of the Board;
(c) Annual review of the independence of each Director, and ensure that the Board comprises at least one-third independent Directors;
(d) Decide, where a Director has multiple board representation, whether the director is able to and has been adequately carrying out his duties as director of the Company;
(e) Decide how the Board's performance may be evaluated, and propose objective performance criteria to assess effectiveness of the Board as a whole and contribution of each Director;
(f) Annual assessment of effectiveness of the Board as a whole and individual Directors;
(g) Formulate succession plan; and
(h) Report to the Board.

Audit Committee
The Audit Committee comprises three independent Directors; namely, Dr Cham Tao Soon (Chairman of the Committee), Dr Bernard Tan and Mr Lim Hock San.

During the financial year ended 31 December 2001, the Audit Committee held three meetings.

The Audit Committee performs the following functions:

(a) Review audit plans of the Company's external auditors and internal auditors and consider effectiveness of actions/policies taken by management on the recommendations and observations;
(b) Independent review of financial statements;
(c) Examine effectiveness of financial, operating and compliance controls;
(d) Review the independence and objectivity of the external auditors annually;
(e) Review the nature and extent of non-audit services performed by auditors;
(f) Meet with external auditors and internal auditors, without the presence of management, at least annually;
(g) Ensure that internal audit function is adequately resourced and has appropriate standing within the Company, at least annually;
(h) Review interested person transactions; and
(i) Investigate any matters within the Audit Committee's terms of reference, whenever it deems necessary.

The Company has an internal audit team and together with the external auditors, report independently their findings and recommendations to the Audit Committee.

As part of its continuing drive to embed internal controls into its business processes, the Company has set up a risk management department to review the risk management of its business units and corporate functions. This system of risk management will be integrated throughout the Company into the business planning and monitoring processes. The Audit Committee will be reviewing the overall risk management process before reporting to the Board.

Remuneration and Share Option Committee
The Remuneration and Share Option Committee is also made up entirely of independent Directors; namely, Dr Cham Tao Soon as chairman, Dr Bernard Tan and Mr Khoo Teng Chye. The Committee has access to expert advice in the field of executive compensation outside the Company where required.

In consultation with the Chairman, this Committee:

(a) Recommends to the Board a framework of remuneration for the Board members and key executives;
(b) Determines specific remuneration packages for each executive Director and the chief executive officer (if the chief executive officer is not an executive director);
(c) Decides the early termination compensation of Directors;
(d) Considers whether Directors should be eligible for benefits under long-term incentive schemes (including weighing the use of share schemes against the other types of long-term incentive schemes);
(e) Reviews the terms, conditions and remuneration of the senior executives of the Company;
(f) Administers the Company's employee share option scheme (the "KCL Share Option Scheme") in accordance with the rules of the Scheme; and
(g) Grants share options under the KCL Share Option Scheme as this Committee may deem fit.

The aim of the Remuneration and Share Option Committee is to motivate and retain executives and ensure that the Company is able to attract the best talent in the market in order to maximise shareholder value.

Annual Remuneration Report

Members of the Remuneration and Share Option Committee
The Remuneration and Share Option Committee consists entirely of independent Directors; namely, *Dr Cham Tao Soon as Chairman, Dr Bernard Tan and Mr Khoo Teng Chye.*

Remuneration of Directors for the year ended 31 December 2001

Remuneration Band & Name of Director	Base/fixed salary	Variable or performance related income/ bonuses	Director's Fees	Share Options granted
Above $1,000,000				
Lim Chee Onn	31%	69%	-	380,000
Choo Chiau Beng	50%	50%	-	280,000
Teo Soon Hoe	36%	64%	-	280,000
$250,000 - $1,000,000				
Nil				
Below $250,000				
Cham Tao Soon	-	-	100%	-
Bernard Tan Tiong Gie	-	-	100%	-
Lim Hock San	-	-	100%	-
Khoo Teng Chye	-	-	100%	-
Sven Bang Ullring	-	-	100%	-
Loh Wing Siew	-	-	100%	-

Remuneration of Key Executives (who are not also directors) for the year ended 31 December 2001

Remuneration Band & Name of Key Executive	Base/fixed salary	Variable or performance related income/ bonuses	Director's Fees	Share Options granted
Above $1,000,000				
Leon Codron	53%	47%	-	360,000[1]
Kevin Wong	77%	23%	-	200,000[2]

[1] Singapore Petroleum Company Ltd Share Options.
[2] Keppel Land Ltd Share Options.
[3] Keppel Telecommunications & Transportation Ltd Share Options.
[4] Keppel Hitachi Zosen Ltd Share Options.
[5] Keppel FELS Energy & Infrastructure Ltd Share Options.

Remuneration Band & Name of Key Executive	Base/fixed salary	Variable or performance related income/ bonuses	Director's Fees	Share Options granted
$250,000 - $1,000,000				
Tong Chong Heong	55%	45%	-	160,000
Ng Eng Ho	73%	27%	-	160,000[3]
Charles Foo	64%	36%	-	200,000[4]
Ong Tiong Guan	70%	30%	-	140,000[5]
Below $250,000				
Nil				

Remuneration of Employees who are Immediate Family Members of a Director or the Executive Chairman

No employee of the Company and its subsidiaries was an immediate family member of a Director or the Executive Chairman and whose remuneration exceeded $150,000 during the financial year ended 31 December 2001. "Immediate family member" means the spouse, child, adopted child, step-child, brother, sister and parent.

Details of the KCL Share Option Scheme

The particulars of share options of the Company are as follows:

The KCL Share Option Scheme ("Scheme") which has been approved by shareholders of the Company is administered by the Remuneration and Share Option Committee whose members are described above.

Under the Scheme, an option may, except in certain special circumstances, be exercised at any time after two years but no later than the expiry date. The Shares under option may be exercised in full or in respect of 100 Shares or a multiple thereof, on the payment of the subscription price. The subscription price is based on the average last business done price for the Shares of the Company on the Singapore Exchange Securities Trading Limited for the three market days preceding the date of Offer. The Remuneration and Share Option Committee may at its discretion fix the subscription price at a discount not exceeding 20 percent to the above price. None of the options offered in the financial year was granted at a discount. The employees to whom the options have been granted do not have the right to participate by virtue of the options in a share issue of any other company. Certain employees who have been transferred from subsidiaries to the Company and to whom options have been granted may also hold options granted by subsidiaries prior to their transfer to the Company, while certain employees who have been granted options by the Company and were subsequently transferred from the Company to subsidiaries may be entitled to options under the subsidiaries' share option schemes.

[3] Keppel Telecommunications & Transportation Ltd Share Options.
[4] Keppel Hitachi Zosen Ltd Share Options.
[5] Keppel FELS Energy & Infrastructure Ltd Share Options.

The number of Shares available under the Scheme shall not exceed 15% of the issued share capital of the Company. Options to take up 5,680,000 Shares were granted during the financial year. There were 633,000 Shares issued by virtue of exercise of options and options to take up 3,814,250 Shares were cancelled during the financial year. At the end of the financial year, there were 18,296,000 Shares under option as follows:

	Number of Share Options					
Date of grant	As at 1.1.01 or later date of grant	Exercised	Cancelled	As at 31.12.01	Subscription price *	Date of expiry
15.04.96	1,269,500	0	(1,269,500)	0	$9.97	14.4.01
19.08.96	1,628,750	0	(1,628,750)	0	$8.15	18.08.01
29.04.97	1,921,250	0	(156,250)	1,765,000	$6.20	28.04.02
08.09.97	1,605,000	0	(97,000)	1,508,000	$4.73	07.09.02
19.03.98	1,721,750	0	(112,750)	1,609,000	$3.78	18.03.03
07.09.98	1,852,000	(608,000)	(56,000)	1,188,000	$0.91	06.09.03
02.03.99	635,000	0	(68,000)	567,000	$3.50	01.03.09
01.11.99	1,911,000	0	(216,000)	1,695,000	$3.96	31.10.09
17.03.00	1,720,000	0	(136,000)	1,584,000	$2.80	16.03.10
18.10.00	2,799,000	0	(47,000)	2,752,000	$2.84	17.10.10
20.04.01	2,805,000	(25,000)	(23,000)	2,757,000	$2.42	19.04.11
27.09.01	2,875,000	0	(4,000)	2,871,000	$2.25	26.09.11
	22,743,250	(633,000)	(3,814,250)	18,296,000		

The information on Directors of the Company participating in the Scheme is as follows:

Name of Director	Options granted during the financial year	Aggregate options granted since commencement of the Scheme to the end of financial year	Aggregate options exercised since commencement of the Scheme to the end of financial year	Aggregate options lapsed since commencement of the Scheme to the end of financial year	Aggregate options outstanding as at the end of financial year
Lim Chee Onn	380,000	1,990,000	521,250	450,000	1,018,750
Loh Wing Siew	0	1,400,000	521,250	450,000	428,750
Choo Chiau Beng	280,000	1,820,000	521,250	450,000	848,750
Teo Soon Hoe	280,000	1,820,000	521,250	450,000	848,750

No employee received 5 percent or more of the total number of options available under the Scheme.

Management Committees

Group Operating Committee

The Group Operating Committee comprising the Chairman, Executive Directors, and senior officers of the Company and its subsidiaries has been set up to review and evaluate the financial performances of Group companies and to assist the Board in reviewing major corporate and funding decisions.

* Subscription prices were adjusted for the capital reduction of $0.50 per Share by way of a reduction in par value of each Share from $1 to $0.50

Group Finance Committee

The Group Finance Committee is chaired by the Group Finance Director. Its members consists of senior finance officers from the Head Office and major subsidiaries of the Group. The Committee manages the Group's cash flow and leverages on the Group's strength to obtain the best sources of funding for Group companies. The Committee shares market information and manages the Group's risk exposure in the money market, currencies, equities and bonds.

Management Development Committee

The Management Development Committee is chaired by the Executive Chairman and is assisted by the Head of Group Human Resources. The Committee was set up to formulate a remuneration system that closely links reward with performance, develop high potential employees, manage under-performing employees, plan for succession, and ensure competitive total remuneration to attract and retain talent.

Other Group Committees

The Group also has committees for corporate finance, investor relations, corporate communications, investment and divestment, and risk management and audit. These committees leverage on expertise and experience in the Group for collective strength. They are co-ordinated by a Director or a senior officer from the Company.

Internal Audit Function

The internal audit function within the Group is decentralised. Each major listed Group company, with the exception of Keppel Telecommunications & Transportation (KTT) has its own internal audit department specialising in audit of its core activities. KTT is serviced by Keppel Group's internal audit team.

The Group's internal audit teams perform financial audits and the audits of other management processes. Tests are conducted to verify the Group's assets and liabilities and to check on compliance with the Company's system of internal financial control. This control system comprises all the procedures, which combine to give the Board of Directors reasonable assurance of:

(i) the maintenance of proper accounting records and the reliability of financial information used within or published by the Group; and
(ii) the safeguarding of the Group's assets against unauthorised use or loss.

The internal audit teams also review areas such as productivity and information security.

Staffed by suitably qualified executives, each internal audit team has direct access to its respective Audit Committee.

Securities Transactions

The Company has issued a policy on dealings in the securities of the Company and its listed subsidiaries to its Directors and senior executives, setting out the implications of insider trading and guidance on such dealings. It has adopted the Best Practices Guide on Dealings in Securities issued by the Singapore Exchange Securities Trading Limited.



Lim Chee Onn, 57; Bachelor of Science (1st Class Hons), University of Glasgow; Master in Public Administration, Kennedy School of Government, Harvard University; Member of Wharton Society of Fellows, University of Pennsylvania.

Executive Chairman of Keppel Corporation since January 2000. Chairman of Keppel Land Limited and MobileOne (Asia) Pte Ltd. Director of NatSteel Limited, Temasek Holdings (Pte) Ltd, Singapore Airlines Limited and k1 Ventures Ltd. Chairman and Chairman ExCo of Singapore-Suzhou Township Development Co Ltd. Chairman of the National Heritage Board and Co-Chairman of the Philippines-Singapore Business Council. Deputy Chairman of Seoul International Business Advisory Council, Member of Singapore-US Business Council and Suzhou *Industrial Park (SIP) Development Advisory Council*. Consultant of the Advisory Mission for Economic & Social Development of the People's Government, Yunnan Province, PRC. Senior Member of The Conference Board, Global Counselor of The Conference Board's Global Advisory Council on Economic Issues, and Member of INSEAD International Council.

Board of Directors

In tandem with its transformation, Keppel *is also setting up a rigorous self-regulatory* system for the independent directors to participate pro-actively in ensuring greater corporate transparency, protection of shareholders' interest and maximisation of long term shareholder value.

- *Dr Cham Tao Soon*
  Group leader/independent directors

Cham Tao Soon, 62, Bachelor of Engineering (Civil), University of Malaya; Bachelor of Science (Maths), University of London; Doctor of Philosophy (Fluid Mechanics), Cambridge University; Fellow of the Institution of Mechanical Engineers, UK; Fellow of Institution of Engineers, Singapore; Professional Engineer, Singapore; Fellow, Royal Academy of Engineering, UK; Hon. Degree of Doctor, University of Strathclyde; Hon. Degree of Doctor, University of Surrey, UK; Hon. Degree of Doctor, Loughborough University, UK; Hon. Degree of Doctor, Soka University.

Director since 1982. President of Nanyang Technological University. Chairman of NatSteel Limited and Singapore Symphonia Company Limited. Director of Land Transport Authority, United Overseas Bank Ltd, WBL Corporation Limited and ei-Nets Ltd; Agency for Science Technology & Research, Robinson & Co Ltd.





Bernard Tan Tiong Gie, 58, Bachelor of Science (1st Class Hons in Physics), University of Singapore; Doctor of Philosophy in Engineering Science, Oxford University; Chartered Engineer and Member of the Institution of Electrical Engineers, UK; *Fellow of the Institute of Physics*, UK; Fellow of the Institute of Physics, Singapore; Fellow of Trinity College of Music, London.

Director since 1982. Dean of Students at the National University of Singapore. *Chairman of* Keppel Credit Union. Director of k1 eBiz Holdings Pte Ltd, Singapore Symphonia Company Limited and CSA Holdings Ltd. Chairman of Centre for Remote Imaging, Sensing and Processing and National Internet Advisory Committee.



Lim Hock San, 56, Bachelor of Accountancy, University of Singapore; Fellow of the Chartered Institute of Management Accountants; Past President of The Institute of CPA of Singapore; Master of Science in Management, Massachusetts Institute of Technology (MIT); Advanced Management Program, Harvard Business School.

Director since 1989. President and Chief Executive Officer of United Industrial Corporation Limited and Singapore Land Limited. Chairman of Mount Alvernia Hospital Board, National Council Against Drug Abuse and Governing Board of *Singapore – MIT Alliance* Programme. Deputy Chairman of Pasir Ris Resort (Pte) Ltd. Director of Chinese Development Assistance Council.

Khoo Teng Chye, 49, Bachelor of Civil Engineering (1st Class Hons), Monash University, Australia; Master of *Science in Construction Engineering*, National University of Singapore (NUS); Master of Business Administration, NUS; Advanced Management Program, Harvard University; Fellow Institution of Engineers, Singapore.

Director since 1999. Group Pesident of PSA *Corporation* Limited. Chairman of Changi International Airport Services Pte Ltd, Singapore Dalian Port Investment Pte Ltd, PSA Marine (Pte) Ltd and PSA International Pte Ltd. Board member, Sentosa Development Corporation.





Sven Bang Ullring, 67, Master of Science, Federal Institute of Technology (ETH), Zurich, Switzerland.

Director since 2000. President and Chairman of the Executive Board of Olso-based Det Norske Veritas from 1985 to May 2000. Chairman of the Supervisory Board of Storebrand, a Norwegian insurance company; Norsk Hydro, a global company engaged in oil and energy, light metals and fertilizers; and the Foundation for Business Council for Sustainable Development. A member of the Supervisory Board of Asea Brown Boveri, Norway. Director of Schlumberger Inc, New York.



Tony Chew Leong-Chee, 55, Agronomist.

Executive Chairman of Asia Resource Corporation. Chairman of Del Monte Pacific Ltd, Macondray Corporation Pte Ltd and Representations International Pte Ltd. Board member, CapitaLand Commercial Ltd, *TDB Holdings Ltd*, *RHB-Cathay Securities Pte Ltd*, KFC-Vietnam Company, Dohler Asia Pte Ltd. Council member Singapore Business Federation, Chairman Vietnam Business Club and member Vietnam-Singapore Commission for Cooperation, Myanmar Business Group and ERC Sub-Committee for Entrepreneurship and Internationalization.

Lee Tsao Yuan, 46, Bachelor of Social Science (1st Class Hons), University of Singapore; MA, PhD, Harvard University.

Executive Director of Skills Development Centre Pte Ltd. Director of Oversea-Chinese Banking Corporation Ltd, Pacific Internet Limited, Pacfusion Limited, Land Transport Authority of Singapore. Chairman of the International Trade Institute of Singapore Pte Ltd. Governor of the United World College of South East Asia.





Loh Wing Siew, 67, Graduate of Faraday House Engineering College London (Gold medallist)

Director since 1974. Director of Keppel Land Limited, Singapore Power International Pte Ltd. Member of Monument Preservation Board. *Former President of* Singapore Association of Shipbuilders and Shiprepairers, now known as Singapore Marine Industries.



Choo Chiau Beng, 54, Bachelor of Science (1st Class Hons); Master of Science in Naval Architecture, University of Newcastle-upon-Tyne UK; PMD, *Harvard* Business School.

Executive Director since 1983. Chairman and CEO of Keppel Offshore & Marine Ltd. Chairman of Singapore Petroleum Company Ltd and Singapore Refining Company *Pte Ltd*. *Director of* Keppel Land Limited, k1 Ventures Ltd. Alternate Director of MobileOne (Asia) Pte Ltd. Chairman of Ngee Ann Polytechnic Council.



Teo Soon Hoe, 53, Bachelor of Business Administration, University of Singapore.

Executive Director and Group Finance Director since 1985. Chairman of Keppel Telecommunications & Transportation Ltd, Keppel Insurance Pte Ltd, Keppel Bank Philippines Inc. and Keppel *Philippines* Holdings Inc. Director of Keppel Land Limited, Keppel Offshore & Marine Ltd, k1 Ventures Limited, Singapore Petroleum Company Limited, MobileOne (Asia) Pte Ltd, Keppel Philippines Marine, Inc, Southern Bank Berhad *and Centurion* Bank Limited (India).

Organisational Structure



Board of Directors
* Executive Committee
Lim Chee Onn
Executive Chairman
Choo Chiau Beng
Executive Director
Teo Soon Hoe
Group Finance Director
** Management Development Committee
*** New Investment & Asset Divestment Steering Committee
Tong Chong Heong
Offshore & Marine
Rigbuilding, Offshore Conversion, Shiprepair & Shipbuilding
Ng Eng Ho
Ong Tiong Guan
Yick Ping Wong
Infrastructure
Network Engineering & Utilities Services
Kevin Wong
Property
Development & Fund Management Services
Corporate Services

* This committee reviews, with Management, Keppel Group's overall strategy and approves substantial investments and acquisitions by the Group.

** The Management Development Committee is responsible for the formulation of performance-base remuneration systems and comprehensive human resources planning.

*** This Committee provides support to the Executive Committee in business decisions pertaining to major investments and asset divestment.

Senior Management

Keppel Corporation

Lim Chee Onn
Executive Chairman

Choo Chiau Beng
Executive Director

Teo Soon Hoe
Group Finance Director

Offshore & Marine

Choo Chiau Beng
Chairman/CEO
Keppel Offshore & Marine

Tong Chong Heong
Chief Operating Officer
Keppel Offshore & Marine

Sit Peng Sang
Chief Financial Officer
Keppel Offshore & Marine

Charles Foo Chee Lee
Managing Director (Special Projects)
Keppel Offshore & Marine

Michael Chia
Executive Director
Keppel FELS

Nelson Yeo
Executive Director
Keppel Shipyard

Infrastructure

Ng Eng Ho
Managing Director
Keppel Telecommunications &
Transportation

Ong Tiong Guan
Executive Director
Keppel Energy

Yick Ping Wong
Managing Director
Keppel Engineering

Property

Kevin Wong
Managing Director
Keppel Land

Choo Chin Teck
Director, Corporate Services &
Group Company Secretary
Keppel Land

Corporate Services

Johnny Lim Say Hoe
Group Controller

Chia Choon Peng
General Manager
(Group Corporate Planning)

Wang Look Fung
General Manager
(Group Corporate Communications)

Lynn Koh
General Manager
(Group Treasury)

Magdeline Wong
General Manager
(Group Tax)

Caroline Chang
General Manager
(Group Legal)

Chee Jin Kiong
General Manager
(China Business)

Lam Kwok Chong
General Manager
(Special Projects)

Tina Chin
General Manager
(Group Risk Management and Audit)

Chan Lai Thong, John
General Manager
(Group Information Technology)

Mak Puay Hoon
General Manager
(Capital Markets)

Tan Poh Hong
General Manager
(Group Human Resources)

Paul Tan
Financial Controller

Chua Chee Wui
Deputy General Manager
(Strategic Development/Chairman's Office)

Sharon Lua
Deputy General Manager
(Group Human Resources)

Unions

Keppel FELS Employees Union

Yap Huat Hin
President

Keppel Employees Union

Mohd. Suleiman Bin Saman
President

Shipbuilding & Marine Engineering Employees Union

Lim Chin Siew
Executive Secretary

Keppel Services Staff Union

Quah Kim Boon
President

Enhancing organisational capability



Reviewing corporate office role
Through privatisation of Keppel FELS/Keppel Hitachi Zosen, we are now primed to better integrate these two business units, eliminate duplications and inefficiencies in work practices and systems.

Concurrent with the integration efforts of Keppel Offshore & Marine, we are also embarking on an exercise to enhance the organisational capability of the Keppel group.

The first phase involves a review of the role of the corporate office. We expect the first phase to be finalised shortly, and the whole exercise to be completed in phases, but within 9 to 12 months.

The key objective is to integrate and align the various businesses in the same strategic direction and bring about more efficient resource allocation. This should result in clearer management accountability; and greater nimbleness in decision making.

Integrating processes and systems
We are reviewing and developing common processes and systems that thread through all our business units, to ensure smooth and efficient two-way information flow. Comprehensive business and operating stewardships are being rolled out.

To complement this effort, a well defined authority guide that empowers our employees and frees senior management for value-added activities is being developed. Equally important is the need for an enhanced risk management and audit function that promotes self-regulatory efforts as part of good corporate governance.

Augmenting this approach is the adoption of an open office design in our new head office that we will move into early next year.

Planning for succession
We have now in place a succession planning process that will help build bench strength


We have gone beyond 'embracing change' – we are now in the process of executing the change process, with a single mindedness that comes from the knowledge that we need to evolve, in order to survive and thrive in the uncertain times ahead.

Manpower Distribution


Singapore
China/Hong Kong
Asia
USA
Other
11,726
931
738

By Countries


Offshore & Marine
Infrastructure
Property
Investment
8,950
2,041
1,978

By Core Businesses


Executives
Non-Executives
3,498
12,735

Executives/Non Executives

in all the key positions, This is supplemented by employee development plans that groom candidates identified to have 'what it takes' to get to these positions. These plans will be reviewed by Senior Management on a regular basis.

In addition, the Remuneration Committee of the KCL Board as well as the Boards of the business units will also incorporate 'resource and development' in their duties. We expect these to be put in place by 3Q this year.

Employee Motivation

Performance differentiation

To identify and give recognition to our employees, we are implementing on a Group-wide basis, a performance differentiation programme that surfaces the top 20% of our talents. These candidates are then stretched and monitored for further development.

In the same process, we are also able to pinpoint those at the bottom 20% who *require performance counselling*, transfer or separation.

Our management development effort involves an integrated process of career planning, job rotation, training and reward for performance. The first step however, is to differentiate our employees according to their performance, *to help focus our efforts*.

Rewarding performance

Our reward system is being fine-tuned further to achieve a mix of fixed and variable pay that incentivises each employee to contribute, not just towards the business unit's performance, but towards overall corporate objectives.

The underlying challenge of integrating the reward system of employees from the different business units lies in the fact that many of these specialised positions are benchmarked to diversified industrial sectors.

A study is being conducted and a revised remuneration system with corresponding career ladders is targetted for implementation by end of 3Q this year. As this is an important aspect of employee motivation and development, it is stewarded at Senior Management and Board level.

Identifying and developing high potential employees

We have begun to identify the best and brightest amongst our employees through a *process of relative ranking, and potential* assessment. These employees are then groomed through a combination of leadership training, inter-functional assignments and challenging projects involving multi-functional coordination.

In view of our size and span of business, we are able to broaden our employees through regional and global job rotations. This not only stretches and tests our employees in different settings, it also helps them better integrate day-to-day decisions with overall company objectives.

Structured training

While we constantly stretch and test them, we also provide the necessary support and coaching. A structured learning program with emphasis on competencies, supervisory skills and leadership skills is also being rolled out. A partnership approach with business schools and training providers will be adopted. We expect this to be fully on-stream by the end of the year.

We have gone beyond 'embracing change' – we are now in the process of executing the change process, with a single mindedness that comes from the knowledge that we need to evolve in order to survive and thrive in the uncertain times ahead.

> "We are able to broaden our employees through regional and global job rotations. This not only stretches and tests our employees in different settings, it also helps them better integrate day-to-day decisions with overall company objectives."

Strengthening human capital





Above:
In 2001, KSAA invited Nanz Chong, founder of the One.99 chain of shops to share her business story.

From professional development to training to employee wellness, 2001 was a busy year during which we put in place the foundation to enable us to attract, retain and energise talents.

Talent management

In 2001, nine new scholarships were awarded, bringing the total number of scholarships awarded since the Keppel Scholarship Programme was launched in 1989, to 119.

Management development programmes have been developed to provide development for our potential leaders at the junior management, middle management and senior management levels. The programmes include inter-business unit and inter-functional rotations and also management development courses with renowned institutions.

To work on the vision of increased networking and synergy across Keppel business units, the Keppel Scholars Alumni Association (KSAA) was established. The objectives of the Association include:

- Driving various initiatives for the benefit of the Keppel Group
- Encouraging participation in community service
- Promoting interaction and communication amongst members in achieving common corporate objectives
- Engaging in business arrangements for the benefit of members and for the Keppel Group
- Promoting the professional development, welfare and well-being of members

One of the key activities organised by the Association to promote professional development is a continuing series of talks featuring personalities from all walks of life. These personalities are successful in their respective fields and are invited to share the experiences and values that have motivated and shaped them.

In 2000, war heroine Elizabeth Choy and screen artiste Michelle Yeoh were invited to speak. In 2001, the series continued with Nanz Chong, entrepreneur, founder and Managing Director of the One.99 chain of shops.

Structured training

Training needs analysis was done and individual training plans were set for the employees.

In 2001, Keppel Hitachi Zosen (KHZ) received the People Developer Award. With this award, KHZ became the fourth member of the Keppel Group to be recognised for its people development efforts. The other award winners are Keppel Corporation, Keppel Shipyard and Keppel Logistics.

Our training centres at KHZ and Keppel FELS have been accredited with various certifications and accolades to recognise the training quality we provide to our employees. Our training centre at KHZ was even picked by PSB as the National Model for Business Excellence.

Keppel companies are also active participants of CREST (Critical Enabling Skills Training) and SRP (Skill Redevelopment Programme) programmes.



PEOPLE DE ELO
SINGAPORE

Above:
KHZ is the fourth member of the Group to receive the People Developer Award.

Below:
Keppel Logistics was bestowed the HEALTH award by the Ministry of Health in 2001.

Employee wellness

Group companies organised health screenings, health talks and exhibitions, mass workouts and cross-country runs to reinforce the importance of health to its workers.

Keppel Logistics, Hitachi Zosen Singapore, Singmarine Dockyard and Keppel Shipyard received HEALTH (Helping Employees Achieve Life-Time Health) awards organised by the Ministry of Health. Keppel FELS received the Singapore Sports Award from the Singapore Sports Council for the second year running since 1999. These awards are designed to give national recognition to companies that pursue and promote healthy lifestyle practices in the workplace.

Besides health activities, various group companies also organised activities to show appreciation for the great effort put in by the employees.

KHZ and Keppel Communications organised Family Days to allow employees and other family members to bond and interact with one another. Keppel Corporation, Keppel Land, Singapore Petroleum Company and associate company, MobileOne, organised Dinner and Dance events for their staff.

The Keppel Recreation Club (KRC) also contributed to the wellness of Keppelites. Other than organising a Group-wide Dinner and Dance, KRC also opened a new clubhouse at Keppel Shipyard to allow employees to relax and unwind after a long hard day at work.



About 80 secretaries across the Group came together for a special Secretaries Week Lunch, organised in appreciation of their efforts in ensuring the efficient daily running of businesses across the Group.

Ensuring safety work practices also forms part of the Employee Wellness programme.

Regular safety system reviews and meetings, safety training and promotion campaigns were held to reinforce safety awareness in our employees.

Keppel Singmarine dockyard was awarded the Silver award for its excellent safety record in the year 2000. The Annual Safety Performance award was organised by the Occupational Safety and Health division of the Ministry of Manpower.

Industrial relations

Keppel Land and Keppel Logistics signed new collective agreements with their employee unions to cover their staff for three years.

Other group companies also enjoyed harmonious relationships with the unions.

Below:
A little time-out for fun for our secretaries during *Secretaries Week*.



Serving the community

Caring and sharing are all in a day's work for Keppelites who play an active part in the community, be it through volunteer work, supporting Education and the Arts or fostering bilateral ties between countries.

Corporate volunteerism

Keppel has in place a Group-wide Keppel Volunteer programme that is a vehicle through which the Group harnesses its diverse resources in a concerted effort to contribute to the community.

The idea for this initiative was seeded by Keppel Corporation Executive Chairman Lim Chee Onn himself and was kick-started by a dedicated group of Keppel Scholars on 31 October 2000.

Since its introduction, more than 500 employees from different Keppel business units have signed up as Volunteers. To reflect its commitment to community development, Keppel allows employees two days off each year to participate in Keppel Volunteers activities.

The Keppel Volunteers' chosen beneficiary is the Association for Persons with Special Needs (APSN). In 2001, Keppel donated $150,000 in cash and kind to APSN.

As its benefactor, Keppel provides financial aid to fund the acquisition of learning equipment for the special children of APSN. More significantly, we play a very active role, organising or participating in events for the Association and its member schools: Chao Yang Special School, Jervois Special School and Katong Special School, Tanglin Special School, Delta Senior School and the APSN Centre For Adults.




We believe in responsible corporate citizenry and we want to continue making it a living reality for all Keppelites.
NDP 01 ROVING PREVIEW
Our Vision
MR LIM SWEE SAY
TOGETHER, WE MAKE THE DIFFERENCE
PRESENTED BY
Keppel Group
Energizer
PRODUCED BY
SUPPORTED BY
883

Below:
Minister for Community Development and Sports, Mr Abdullah Tarmugi (extreme left) looks on as the students of the APSN Centre For Adults enjoy the facilities at their new premises at Jalan Tembusu.

In 2001, our Volunteers visited the junior schools on a regular basis and provided the crucial extra help needed by teachers so that more activities could be planned and carried out to aid the development of the special children.

At Chao Yang Special School, our Volunteers conducted mural painting sessions with the children, turning glass panes into a glass gallery around their classrooms. Some of our Volunteers donned aprons and conducted cooking classes for the children, showing them how to prepare simple and delicious local favourites.

At Katong Special School, our Volunteers assisted in a monthly Social Competence Day by acting as 'tour guides' to their charges, bringing them to various public places in Singapore to help them learn how to integrate into society.

To increase public awareness of the APSN, the Volunteers also organised special activities. One example is the APSN-GEP Games Day where students from opposite ends of the learning spectrum – those from the Gifted Education Programme (GEP) and those from APSN's special schools, formed teams to take part in friendly competition.



Graced by the Minister for Education and Second Minster for Defence, Rear Admiral Teo Chee Hean, this event was an enriching learning experience for both the children and the Volunteers.

Another noteworthy project was the relocation of the APSN Centre For Adults (APSN CFA) from Delta Road to its new premises at Jalan Tembusu. Taking time off their busy work schedules, our Volunteers worked, over a period of two months, to refurbish the place. A total of 30 Keppelites volunteered for this project, working on four-hour shifts to assemble new furniture, repaint old furniture, prune trees, weed and clean.

To raise funds for the renovation work for APSN CFA's new premises, Keppel designed and printed for sale Christmas cards with drawings by APSN children. Through such efforts, a total of $88,000 was raised by the Volunteers. The newly refurbished building for the young special adults was a marked improvement over their previous makeshift containers located in the compound of Tanglin Special School.

Though young, the Keppel Volunteer programme has been recognised as a well-structured programme and is often cited as a model example of corporate volunteerism. Time and again, the Keppel Volunteers team has been approached to share its experience with external organisations on the setting up of a corporate volunteer programme. These occasions included the launch of 'Public Service in Action for the Community' hosted by the Ministry of Community Development in April 2001 and 'Singapore 21: Heartbeats in Action', a public conference held in June 2001.

While Keppel has been successful in the launch and implementation of its corporate volunteer programme, it is but the beginning. As a Group, we will continue our efforts to spread the spirit of volunteerism throughout our organisation. We believe in responsible corporate citizenry and we want to continue making it a living reality for all Keppelites.

Below:
Bridging the gap: the APSN-GEP Games Day brought together students from opposite ends of the learning spectrum.



Apart from the Group-wide initiative, Keppel companies also participated actively in various community projects throughout the year.

Keppel FELS Recreation Club organised an outing to the Singapore Science Centre with children from the Jamiyah Children's Home. The club also organised a harbour cruise for the residents from the Singapore Cheshire Home.

The Keppel Services Staff Union (KSSU) came together for some camaraderie and kinship when they organised a sea-faring outing for the residents from MINDS (Movement for Intellectually Disabled of Singapore).

Keppel Land promoted care for the special children in APSN by putting up special Wishing Trees at the lobbies of their office buildings during the Christmas period. Hanging from these trees were wishes, handwritten by children from APSN on colourful paper hearts. Tenants were encouraged to pluck these paper hearts off the trees and grant the wishes written on them. Keppel Land also initiated a donation drive for the APSN through two golf tournaments held for the tenants of its various office buildings.

Keppel Insurance participated in the charity project "Moving towards Peace", a collaboration with Berita Harian and National Council of Social Service to provide assistance to single parents. As part of the programme, Keppel Insurance made a donation to As-Salaam, a family support centre of the Young Women Muslim Association.

“Though young, the Keppel Volunteer programme has been recognised as a well structured programme and is often cited as a model example of corporate volunteerism.”

Corporate sponsorships

Keppel once again gave unstintingly in year 2001.

In support of Education, Keppel donated S$100,000 to the Toh Chin Chye Professorship in Molecular Biology at the National University of Singapore.

In support of the Arts, Keppel contributed S$115,000 towards the production of Kuo Pao Kun's "One Hundred Years in Waiting". Staged in June 2001, the play was about the life and times of Dr Sun Yat Sen.

With national interests at heart, Keppel was the principal sponsor for Singapore's inaugural National Day Parade (NDP) 01 Roving Preview, a series of 'travelling shows' that featured adaptations of the actual parade on National Day. In addition to financial aid, over 200 Keppelites from the Group's different business units gathered at the preview, held at Raffles Place on 10 July 2001, to pledge their commitment to the nation.

In strengthening bilateral ties, Keppel extended a special welcome to Philippines President HE Gloria Macapagal-Arroyo during her visit to Singapore in September 2001. In conjunction with her visit, Keppel sponsored the Institute of Policy Studies Public Lecture and organised the Philippines-Singapore Business Forum for small and medium enterprises of both countries.

Below left:
Keppel contributed S$115,000 towards the production of Kuo Pao Kun's "One Hundred Years in Waiting".

Below right:
Keppel extended a special welcome to Philippines President HE Gloria Macapagal-Arroyo during her visit to Singapore.


ONE HUNDRED YEARS IN WAITING
What happens when a woman loves too much? What happens when a man is too great? What happens beyond revolution?
THE THEATRE PRACTICE
Keppel Group


ss Agreer


Strengthening Keppel as a global leader in the offshore & marine industry



An interview with Mr Choo Chiau Beng, Executive Director of Keppel Corporation and Chairman/Chief Executive Officer of Keppel Offshore & Marine

1. **What do you hope to achieve through the integration of Keppel's Offshore and Marine divisions?**

Keppel Corporation is committed to strengthening our offshore and marine business as a global leader. Clearly, our aim is to enhance value for our shareholders by delivering sustainable earnings through our key businesses.

We privatised Keppel FELS Energy & Infrastructure in November 2001, followed by Keppel Hitachi Zosen in March 2002. With their privatisation, we will have a 100% upstreaming of cash flow and higher dividend pay-out for Keppel Corporation.

We are integrating the offshore and marine divisions, Keppel FELS and Keppel Hitachi Zosen, into the new company, Keppel Offshore & Marine (Keppel O&M). This will place us in a stronger position to offer a broader range of products and services, achieve scale and move closer to our customers, with 12 shipyards in strategic offshore markets and hubs of major sea routes around the world.

The integration of the two companies will also allow us to optimise our capital allocation and benefit from cost and revenue synergies.

Going forward, I am confident that Keppel O&M will achieve an annual profit growth of up to 30% over the next two to three years, contributing to 50% of Keppel Corporation's profits.

2. How do you ensure that this integration will realise the benefits for Keppel?

We are on target to achieving our initial savings of S$10 million arising from the integration this year. *We will double this* figure in 2003, with full cost and revenue synergies being realised in 2003.

The synergies are coming from pool purchasing of materials and sharing of price information across our shipyards, strict management and control of contract and direct labour, sharing of yard equipment and facilities and capitalising on new business opportunities.

We will not spare any effort to exploit the integration to become more productive and leaner. The offshore and marine industries are highly competitive with lower cost shipyards elsewhere rapidly building up their capabilities. To remain relevant to our customers, we have to deliver a better value proposition than our competitors.

There are three key success factors to achieving this:

- Unlocking the full potential of our people to provide cheaper, better, faster solutions to our customers.
- *Leveraging our global network of* business associates, customers, consultants, suppliers of equipment and services; and better utilisation of infocom technology.
- Better leveraging our physical assets and Keppel's strong financial strength.

In this regard, it heartens me to see the close co-operation of the people in offshore and marine divisions working together for the common vision.

3. Apart from business and operational synergies, where else are your value propositions? What is your competitive edge over your rivals?

Worldwide, the offshore and marine customer base is consolidating, so are oil companies and drilling contractors. Rig owners are looking for cost efficient solutions through rig enhancement and life extension projects. Our higher engineering content and design capabilities as well as superior project management have enabled us to offer effective solutions to them as exemplified by the steady stream of upgrading contracts from Diamond Offshore and ENSCO amongst others.

Oil and gas exploration and production is trending towards deeper waters and deeper reservoirs that will require a new generation of deep-well drilling rigs to replace the ageing drilling fleet. There will also be more Floating Production Storage and Offloading (FPSO) facilities.

In FPSO and FSO conversions, Keppel Shipyard ranks top on the list. Our reliability and value-added services have convinced Single Buoy Mooring, the world's largest FPSO fleet owner, to keep coming back to Keppel Shipyard for its highly complex FPSO conversions.

Keppel FELS is one of the few one-stop shipyards in the world capable of offering proprietary designs and full construction capabilities. Industry players associate the Keppel FELS name with world-class rig designs and construction.

The KFELS Mod V "B" class for instance, is set to be the rig of choice for non-harsh environments. The other winning rig designs include KFELS MOD V "A" class, the *purpose-built semi-submersible* tender drilling rigs based on the "Pelaut" and the semi-submersible DSS-20. Some of our patented equipment and systems are second to none. It is no mean feat for Keppel FELS' jacking system and fixation system to be so quickly accepted by offshore drilling contractors, who are generally risk averse to new systems.

> "Keppel Corporation is committed to strengthening our offshore and marine business as a global leader."

These are just a part of our value creation for our customers, in addition to the Keppel reputation for strict compliance with stringent safety and environmental regulations.

Ultimately, what customers want out of shipyards are on-time deliveries, within budget, as every single day of delay would cost oil companies hundreds of thousands of US dollars. Keppel FELS is one of the few shipyards in the world that consistently fulfils or exceeds these expectations.

These are the business advantages we are leveraging on to stay ahead of the pack.

4. What other opportunities are open to you in the areas that you have selected to focus on?

Worldwide there is a steady increase in the fleet for Liquefied Nitrogen Gas (LNG) carriers and Liquefied Petroleum Gas (LPG) carriers. With Keppel Shipyard's facilities and extensive experience in the specialised repair of LNGs and LPGs, we are poised to take advantage of the growing demand in this area. In Asia, Keppel Shipyard is already the largest LNG/LPG repairer outside Japan.

We are focusing also on specialised shipbuilding as there is a growing demand for vessels such as harbour tugs with the opening of new container and LNG terminals. Also the existing ageing fleet of offshore support vessels needs replacement.

5. What are your immediate expansion plans?

Presently, Keppel O&M's global network of shipyards includes facilities in the Gulf of Mexico, Brazil, Caspian Sea, North Sea, Middle East and Southeast Asia.

We plan to continue expanding overseas with focus on the United States and Europe, to strengthen our presence in the repair, upgrade and conversion markets in these two regions. We also intend to enter into new markets such as China to take advantage of lower operating cost.

Our overseas investment strategy is guided by a set of stringent principles. Unless the venture makes good commercial sense and yields a satisfactory return on investment, we will not invest.

6. Given that offshore & marine are cyclical businesses, how do you intend to handle the downturn that will come?

Our business is about creating value for our customers. In the last offshore downcycle that lasted 13 years from 1983 to 1996, we came out stronger while many others floundered and folded up.


A key strength of Keppel FELS
is its ability and readiness to
customise design features to
suit different clients' needs
and preferences.
Keppel FELS
acer
TRIBON

Designing and engineering win across continen



The offshore technology development and design & engineering arm of Keppel Offshore & Marine (Keppel O&M) is one of the largest and most sophisticated of its kind in the world.

While Singapore remains its headquarters, it has, over the years, set up supporting design and engineering bases in far away places such as Bulgaria and China.

This has enabled Keppel FELS to keep costs down while at the same time expand and tap on an international talent pool of highly qualified personnel.

Engineering HQ in Singapore

The Singapore office takes centre stage, with 150 staff in Keppel FELS and a further 80 in Keppel Shipyard (KS), following the integration of Keppel FELS and the former Keppel Hitachi Zosen (KHZ) under Keppel O&M. It runs the command centre for the company's global engineering operations, coordinating and directing the design, engineering and research work.

More than half of its 60 staff in Bulgaria are PhD holders and experienced 'Tribon' trainers, while the 70 staff in China are well-versed in the use of the latest and most efficient drafting and modelling technology. Amongst the overseas shipyards, both AMFELS and FELS Setal have about 40 staff in their respective engineering offices.

The 440-strong network works non-stop round the clock, designing and engineering drilling rigs, offshore production vessels and ships in tandem with the increasing technological demands of the global offshore and marine industry.

Larger suite of designs

In the coming years, the division will continue to develop and enhance its already broad suite of rig designs to cater for the full range of water-depth requirements and


acer
TRIBON

A key strength of Keppel FELS is its ability and readiness to customise design features to suit different clients' needs and preferences.

Below:
With Keppel Shipyard integrated under Keppel O&M, the main focus will be on conversions of tankers to FPSO vessels.

environmental conditions posed by the various oil-producing regions around the globe.

Recent designs like the KFELS MOD V "A" Class harsh environment jack-up rig and the ultra-premium "B" Class jack-up rig have been extremely well received by the market. Rigs of both these designs have now been successfully built and tested and clients are more than satisfied with their performance.

Keppel O&M's designs for jack-up rigs have surpassed other rig designs of similar size in terms of environmental ratings and load-carrying capacity.

The DSS-20 semi-submersible rig design – a culmination of over 10 years of research and development by Keppel FELS, in collaboration with Marine Structure Consultants bv (MSC) – is now being constructed for operations in the Caspian Sea.



Keppel O&M will be working even more closely with leading rig design consultants, drilling contractors, classification societies as well as major oil companies. Such collaboration, coupled with a strong commitment to research and development, will keep the company abreast of the latest developments and changing requirements in the industry.

These partners from different time zones communicate in real-time via the Internet Transfer Protocol (ITP). A high speed integrated and secure communication network infrastructure has been set up over the past year, and already in use very successfully among all Keppel O&M's design and engineering offices worldwide.

FPSO/FSO conversion
With Keppel Shipyard integrated under Keppel O&M, further work will be conducted in the area of Conversion Engineering, and the main focus will be on conversions of tankers to Floating Production Storage & Offloading (FPSO) vessels.

Having already carried out more than 35 FPSO and FSO conversions since 1981, Keppel Shipyard has established itself as a shipyard of choice for clients seeking such conversions within a short turnaround time and a cost-effective budget.

The FPSO market has immense growth potential in coming years due to increasing deepwater developments in Brazil, West Africa and also the Gulf of Mexico where legislation changes are currently underway to allow the use of FPSOs for the first time in its history.

Rig enhancement and life extension
Another aggressive focus of Keppel O&M will be Enhancement Engineering to meet a growing market in rig upgrades and life extensions. With 40% of the world's fleet of semi-submersible rigs over 20 years old, and 75% over 15 years of age, many rig operators are set to undertake life extensions to enable their rigs to continue drilling safely.

In addition, oilwells in subsea fields drilled over the last 20 years are running dry and operators have to use enhanced drilling equipment to be able to drill in deeper waters, typically more than 6,000ft.

Here, Keppel O&M has numerous successful enhancement engineering projects, covering the entire range of structural upgrades and the integration of equipment and systems with amplified ratings and operational parameters. The company is very favourably positioned to be a major player in this market segment.

3-D virtual walk through
One of the principal aims of Keppel O&M's engineering division is to ensure that its design and engineering drawings are converted into the physical product with ease, speed and minimal problems. In this respect, it continually seeks out the best technological tools available to build the rig on paper as completely and as best as possible before actual construction takes place.

Keppel O&M has just entered into a cooperation agreement with Sweden's Tribon Solutions A.B. and will be the first shipyard to use and develop the TRIBON-M1 three-dimensional modelling software, an effective shipbuilding tool, in an offshore context.

The key feature of this software is that it will enable integration of design information to create a three-dimensional virtual environment of the interior of a vessel, complete with piping, equipment, electrical systems and outfitting, to enable complete visualization of the final product even before construction of the vessel commences.

"Collaboration, coupled with a strong commitment to research and development, will keep the company abreast of the latest developments and changing requirements in the industry."

Below:
The vital link: Keppel O&M engineers are the driving force behind innovative design and quality products.

The user will be able to "walk through" this virtual environment, akin to a 3-D experience, to detect interference problems between disciplines and rectify these at the engineering stage itself rather than during the construction phase, thus facilitating considerable savings in time, effort and cost. In addition, system layouts can be optimised for efficiency of operation and maintenance. Such a capability far surpasses the contributions from 2-D drafting and earlier generations of 3-D modelling software.



Customisation and simplicity

One of Keppel FELS' key strengths has been its ability and readiness to customise design features to suit different clients' needs and preferences. Keppel O&M will continue to keep this flexibility high on its list of priorities.

However, certain common fundamental features noticeable in all Keppel's rigs and vessels and well received by all of its clients will be maintained. Such features are founded on the concept of simplicity in design, which contributes to rigs being built within schedule and budget, and ease of operational functionality and safety offshore.

Engineering talents

Our pool of engineering talents is one of the driving forces in ensuring the company's continued reputation for excellence as a designer and builder of offshore structures. With an average 10 years' service, Keppel O&M engineers have always provided the necessary interface and link between oil companies, drilling contractors and rig equipment vendors, advising on the best combination of solutions for the ultimate product.

Keppel O&M is committed to develop and expand this pool of engineering talents, seeking to attract the best minds to help further its tradition of engineering excellence.

It is people who will continuously deliver innovative designs and quality products for our customers on time and within budget. Our engineers play a vital part in creating value for our customers.

R&D capability

Keppel O&M through its subsidiary Offshore Technology Development Pte Ltd (OTD), has been in the forefront in developing technology and techniques in the design of new generation jack-up rigs, as well as engineering critical systems used in jack-up rigs.

OTD has successfully developed an advanced jacking system, which has been built and tested well above customers' requirements and to their satisfaction. The units are presently in service in some of the harshest environments around the *world in* the North Sea *and* offshore Canada. In addition, its patented self-position fixation system has been also been well accepted by customers.

Striving to add further value, OTD has also enhanced its Pinion Load Monitoring System. This system now allows continuous monitoring of the elevating operation to monitor and detect overloads and undesirable conditions early so that evasive actions can be taken. Other products such as cantilever and drill floor systems have also been well received.

These products are used on new and retrofitted rigs. OTD's proprietary fixation system will be retrofitted onto four of Diamond's MOD O jack-up rigs.

OTD is constantly looking for different technologies and products to provide more value and innovative solutions to the customer.

Below:
OTD's patented self-position fixation system helps rigs survive even the harshest environments in the world.



Building network engineering into a core business



Since entering the network engineering industry in 1988, Keppel has earned its place among the leading network engineering service providers in Asia and Europe. The network engineering group (group) has experience in a wide field of technologies, from the deployment of analogue networks in the early 1990s to the rollout of digital wireless and Hybrid Fiber Coaxial networks in recent years. Its companies in Singapore, Malaysia and Germany have delivered some 50 wireless and fixed-line projects in Asia and Western Europe.

Keppel commands a leading market position in Southeast Asia, with offices in most of the ASEAN countries and in Taiwan, and a clientele comprising the region's leading telecom operators. *Its solid track record of* network rollout gives the group an important competitive edge as telecom operators need assurance that service providers can deploy their networks reliably and on time. The group has maintained a *high customer satisfaction level*, as evidenced by the high client retention rate that it enjoys.

In Europe, the group has made substantial headway in the cable broadband market through ECHO Broadband. ECHO has successfully established itself as the dominant player in German cable TV network upgrading. A specialist in the planning and design of cable broadband networks, ECHO is currently carrying out design and upgrade projects for the Ish Network in North Rhine Westphalia and Kabel BW in Baden Wurttemberg. These projects are worth about Euro200 million. Leveraging on this success, Keppel has started marketing efforts in France, Spain and Netherlands.

Going forward, Keppel Corporation has identified network engineering to be a core business under its Infrastructure Group. We are committed to aggressively grow the existing network engineering business into a *global champion*. The *industry outlook is*


5 iki

Below:
Staff are trained and certified in various vendor specific equipment and systems, including Nokia, Cisco, Harris and GE Smallworld.

promising as a number of converging market forces are creating new immediate opportunities in network engineering and technology solutions, thus positioning the business for unprecedented growth in the coming years.

Market Opportunities

Wireless Segment

Global growth in mobile subscribers will drive demand for network engineering services. The number of mobile subscribers worldwide is expected to grow 15-20% annually, reaching 1.7 billion by 2005.



Global wireless spending is estimated to average US$70 – US$100 billion annually for the next few years, with 38% being spent in Asia, 34% in United States and 28% in Europe. An estimated 37% of the total wireless spending will be spent on engineering services and network software, the market that Keppel participates.

Infrastructure spending on 2G is expected to remain significant over the next 5 years as telecom operators worldwide continue to invest on second generation voice networks to meet the growth in number of mobile subscribers. In Europe and parts of Asia, 3G networks will be deployed from 2003. The expected expansion of 2G networks and rollout of 3G networks should generate a sustained demand for network engineering services over the next 5-8 years.

Japan has launched its 3G network in 2001/2002. West Europe is expected to roll out their 3G network in 2003, and the United States probably later. The capital expenditure for 3G rollout is expected to be greater than that of 2G infrastructure investments as the network needs to support digital data transmission.

Cable Broadband

The potential for the cable broadband market is significantly large as cable network operators seek to upgrade their network to provide for 2-way high-speed data transmission capability. Future demand for additional cable network and upgrading will be driven by the adoption of High Definition TV (HDTV) and cable telephony which will require more bandwidth.

The key market for upgrading is Western Europe. Germany, France and Spain had some of the earliest cable networks in Western Europe, and are therefore most ready for upgrades. The other potential European markets are Belgium and Netherlands where cable subscriber penetration is high compared to the other European nations.

In the United States, about 60% of the subscribers already have 2-way capability, and more than 50% of the homes passed already have higher bandwidth. Nevertheless, there remains a substantial proportion of cables to be upgraded.

Industry Trends

A number of emerging trends will add to the growth in demand for network engineering services and for technology solutions. The latter will enable telcos to manage and operate their networks more efficiently and increase their revenues.

Telecom operators are increasingly outsourcing the deployment and *management of their networks as* they focus on developing and marketing their service offerings. This trend is already observed in Europe. Similarly, equipment suppliers who are responsible for the turnkey deployment of the network are outsourcing the planning, design and deployment to reputable network engineering service providers as they in turn focus on R&D and equipment technology to keep ahead of competitors.

The near simultaneous deployment of 3G networks around the globe will greatly strain in-house resources of both telecom operators and equipment suppliers, requiring them to refine their focus and outsource non-critical components of their business activities. The group expects to see a greater push to outsource the deployment, management and the maintenance of 2G networks. As telcos move towards the trend of shared infrastructure (e.g. towers), there will also be less resistance to outsourcing the network management to an independent third party.



Below:
Equipment suppliers who were responsible for turnkey deployment of networks are increasingly to outsource the planning, design and deployment to reputable network engineering service providers.

Below:
Info-on-demand.



Consolidation of telecommunications network operators is occurring rapidly and on a global basis. As the telcos become global, network infrastructure service providers are equally required to be capable of offering integrated services to the carriers *globally and be able to apply similar* processes across the world.

As telcos shift from providing basic connectivity to a whole range of services such as video-on-demand, electronic commerce, info-on-demand, gaming and e-learning, the demand for software applications to deliver such services will increase.

With increased demand for data services, telecommunication networks are increasingly designed to handle non-voice traffic. The convergence between voice and data services is expected to be further driven by the proliferation of enabling technologies and operators' determination to generate returns from substantial investments in 3G licenses. Convergence has resulted in telecommunications networks that are more *complex. As demand for applications* increases, network engineering companies which own or have access to systems integration and specialised IT software competencies will have significant advantage.

Competitive Advantage

International Team

Keppel has assembled an international talent pool comprising senior managers from different telecommunication background. These personnel form the backbone of the company's management, providing the company with strong management and technical experience. Coming from over 20 different nationalities, they provide the company with the international perspective and capability for global expansion.

Strategic Partners

The group has worked closely with key telecommunication players like Motorola, Lucent, Harris, Nokia, Nortel and Ericsson in Southeast Asia. Through strategic arrangements with these key equipment vendors, Keppel has successfully entered new markets as these vendors deploy networks and supply equipment in the region.

Growth Strategy

Going forward, Keppel is positioned to penetrate into new markets, in particular in North Asia and Europe. The group will want to achieve rapid expansion through organic growth and acquisition. It is also continually on the lookout to acquire intellectual property as a key differentiator in services and solutions provided to service providers.

The Keppel Group is well-placed, in terms of technical expertise, its geographical presence and having a strong network of business partnerships worldwide, to capitalise on unfolding trends in the global telecommunications industry.

To reap future opportunities, Keppel will focus on 2G and 3G rollouts in Singapore, *Malaysia, Thailand, Indonesia and the* Philippines. In North Asia, the group will leverage strategic partnerships with Nokia, Motorola, Cisco and Harris to access the markets of Taiwan, South Korea and Japan. In China, it will continue to build on Keppel's established brand name and enduring relationships.

In Europe, it will springboard from Germany into UK, France, Italy and Spain. To accelerate market penetration and create further competitive advantages, it will consider strategic joint ventures and partnerships with equipment vendors.

In the US, its close association with CGS Inc. will also allow the group to leverage its existing telecom customer base. It will also consider acquisitions in efficient network engineering companies to fast-track Keppel's expansion in the US.

Below:
The Keppel Group is well-placed, in terms of technical expertise, geographical presence and having a strong network of business partnerships worldwide.


North America
• USA
• Canada
Europe
• Germany
• France
• Switzerland
• Luxembourg
North Asia
• China
• Taiwan
• Hong Kong
ASEAN
• Singapore
• Malaysia
• Philippines
• Thailand
• Brunei
• Vietnam
• Indonesia

Focusing on property development & managing property funds



The Strategy Ahead

The strategic goal for Keppel Land is to transform itself from a property company holding significant investment building assets to a focused developer of outstanding properties for sale, and manager of property funds.

The Company will take an asset-light approach and concentrate on the two core businesses of property development for trading, and property fund management to achieve higher returns.

To achieve this, Keppel Land will monetise its assets through sale of non-core assets, divestment of its investment properties and securitsation of the sales proceeds of residential developments. With the value unlocked, the Company will re-deploy the resources into the two core businesses.

Divestment of Investment Buildings

With less emphasis on property investment, Keppel Land will divest its investment building assets worth $2.1 billion through various means such as a listed property trust, asset securitisation and direct sale.

With a prime office portfolio of about 2 million sf of net floor area in Singapore, the divestment will enable the Company to re-deploy resources into better-yielding development assets as well as grow its new property-fund business.

Securitisation of Residential Sales Proceeds

In late November 2001, Keppel Land launched *The Edgewater* (53 units) and *Amaranda Gardens* (189 units), which achieved 100% and 98% sales respectively. Another development in Tanjong Katong, *Butterworth 8* (216 units), launched in January 2002, also achieved 100% sales.


DA
NS

ential,
move

With the successful sales of more than 450 units from the three projects, the Company will pursue securitisation of the sales proceeds to bring forward the cashflow of more than $300 million. As a result, the gearing will fall to below 1.1x.

Singapore

Even as Keppel Land divests its investment buildings, it is developing new assets which will generate new income. In Marina South, Keppel Land is developing for sale and lease a new large-scale development with the proposed name of *One Raffles Quay* which comprises two office towers – one 50-storey and one 29-storey – with consortium partners Cheung Kong and Hongkong Land. Completion of the 1.3 million sf development is expected in 2005.

With the anticipated economic recovery, Keppel Land intends to launch and re-launch several residential projects in 2002. These include two projects at Mar Thoma Road in 2Q 2002. Other projects being considered for launch or re-launch in the second half of the year include *Duchess Park*, *Parc Devon*, *The Linc*, *Norfolk Gardens*, *Cluny Hill* land plots, *Freesia Woods* and *Caribbean at Keppel Bay*.

Overseas

Some of the resources unlocked from the divestment of assets will be deployed overseas where Keppel Land intends to grow its investment from 20% to 30% of the Company's total assets. This is in accordance with the Company's rationale to diversify out of the Singapore market to achieve sustainable earnings growth for the future.

Keppel Land will continue with its strategy of acquisition of shorter-term trading projects, and strategic acquisitions of property development companies.

Spotting the tremendous growth potential in China, the Company has committed resources to growing its investment in the country. Elsewhere in the region, the Company will also focus on local housing development in various countries, as this segment has been identified as a promising niche supported by strong aspirations of home ownership, especially among the middle-income group.

China

Shanghai

China's GDP grew by 7.3% in 2001, compared with the dismal growth in other major economies. Furthermore, with China's entry into the World Trade Organisation and its successful bid to host the 2008 Olympics, foreign direct investment is expected to increase, and this is expected to have a multiplier effect on the economy.

In 2001, 57% of the money spent on housing came from consumers' loans, and the increase in housing mortgage loans accounted for more than 2% of China's GDP growth. Government measures which encourage home ownership include: access to affordable mortgages, tax breaks for home buyers, employee housing funds which provide interest-free loans or grants, higher rentals which make it cheaper to purchase a home and service a mortgage, and a secondary property market which provides liquidity.

These government reforms have caused a structural shift in local housing demand from state-provided homes to private homes. Residential property sales continue to be strong with total transacted values rising more than 30% in 2001. The merging of the foreign and local property markets in Shanghai in late 2001 has also enlarged the pool of potential buyers.

Recognising its market potential, Keppel Land has seized the opportunity to move into the China market. It has entered into the local housing market and aims to position itself as a provider of good quality residences, particularly for the local middle-income group. The participation in the local residential market is in line with the Group's emphasis on trading projects which provide quicker returns compared with longer-term investment projects.

Ahead of the private homeownership boom, Keppel Land acquired three plots of land totalling 96,000 sm in Shanghai's prime Jingan district in central Puxi in late 2000. The land values of the three plots total $229.5 million. With the groundbreaking of the first 34,000 sm plot of land in December 2001, Keppel Land is on track to launching its first China residential project, *One Park Avenue* in the second half of 2002.

One Park Avenue is but phase one of a 3,200-unit development hailed as the largest upmarket residential project undertaken by a foreign developer in the prime Jingan district of Shanghai.

With price appreciation for similar developments in the vicinity since the site acquisition, Keppel Land expects to enjoy a good profit margin from the development. To meet the anticipated demand, site clearance for the next plot has been accelerated and is slated to be completed by the first half of 2003. This will allow the Company to launch the second phase sooner.

Below:
Recognising the local property market potential, Keppel Land has seized the opportunity to move into the China market.



Above:
Keppel Land's strategy of focusing on trading projects in China has extended to other cities like Kunming. The Company intends to develop another residential estate adjacent to the renowned Spring City resort.

The development of *One Park Avenue,* Keppel Land's maiden residential project in Shanghai, underscores the Group's strategy to increase its reach and range in this economically vibrant country.

Kunming
Keppel Land's strategy of focusing on trading projects in China has also extended to other cities.

In December 2001, the Group signed a Memorandum Of Understanding with Yiliang Yang Zong Hai Tourist Resort Development Holding Co to develop a residential development on a 380-hectare site in Kunming, Yunnan. This marks Keppel Land's second foray into Kunming, where it has developed good networks as well as an amiable relationship with the authorities.The Group has also built a reputable name for itself through the internationally acclaimed Spring City Golf and Lake Resort which has generated a lot of goodwill that it is now able to capitalise on.



Located just next to the Spring City Golf and Lake Resort, which is also developed by Keppel Land and Yiliang Yang Zong Hai together with other foreign partners, the site is part of a larger area that has been earmarked for residential and resort development by the local government authorities.

The Group aims to rejuvenate the area into a vibrant waterfront town with world-class facilities, middle-income residential estates and respectable educational institutions.

Other Cities
Recently, Keppel Land has set up two more representative offices in Beijing and Chengdu. Together with those in Shanghai and Kunming, they will enable the Group to better identify and capture opportunities in these cities.

At the same time, Keppel Land will leverage on its experience and expertise in developing high-end residential housing and lifestyle concepts to strengthen its foothold on the residential market.

In March 2001, the Company also acquired a 24.9% stake in Dragon Land, a Singapore-listed company whose real estate development interests in China cover more than 2,000 ha in the provincial cities of Qingdao, Shenyang, Changzhou and Anxi. As Keppel Land expands its focus beyond the major gateway cities to include other growing cities, its strategic stake in Dragon Land will serve as an additional platform to tap on the growing demand for local housing especially in the promising secondary cities.

Other Asian Countries

Leveraging on its property expertise and network in the region, Keppel Land will continue to selectively pursue local housing development which has been resilient despite the economic downturn.

Apart from China, prospects are promising in Philippines, Thailand and Vietnam due to governments' efforts to promote home ownership among the local population. For instance, in Thailand, there are tax incentives and favourable mortgage facilities.

Selectively, Keppel Land has moved into niches in the domestic housing market and aims to position itself as a provider of good quality homes for locals, especially the growing middle-income group.

In Philippines, Keppel Philippines Properties (KPP) through its subsidiary Buena Homes tapped on the potential in the middle-income segment of local residential housing, which is supported by strong fundamentals. It soft-launched its first condominium Palmdale Heights in Metro Manila in 2001.

Palmdale Heights' strategic location between Makati and Ortigas Central Business Districts makes it attractive to those who work in the two business districts. Despite the soft market, almost one block comprising 138 units has been sold.

When all the phases are completed, Palmdale Heights will comprise 29 residential blocks consisting of 4,000 condominium units with two commercial centres, parking facilities, a two storey clubhouse, swimming pools, parks and playgrounds.

KPP will continue to build on the brand name of Buena Homes as a choice developer of affordable quality homes. If market conditions are conducive, KPP willalso make further strides in the Metro North Township, the proposed 600-ha joint venture development in San Jose del Monte City, north of Quezon City, which KPP has an option agreement with Araneta Properties to develop.

The masterplanned township includes residential and recreational facilities to cater to the residents of San Jose del Monte in Bulacan, Quezon City, Caloocan City, and provinces north of Metro Manila.

In Bangkok, another listed subsidiary Five Stars Property Public Company is actively pursuing sites for landed residential housing in Bangkok to tap on the demand for detached housing in Thailand.

Similarly, the Company is exploring residential developments in Ho Chi Minh City, Vietnam.

As the region's economies recover, the populace's strong aspirations to own homes will propel the demand for local housing. Keppel Land will then be in an opportune position to capitalise on its expertise and network in the region to provide quality homes for the locals, especially the middle-income group.



Above:
Keppel Philippines Properties will tap on the potential of the middle-income segment of the local residential market.

Growing our utilities business



Keppel FELS Energy's (KE) vision is to build a strong, well-balanced and regionally focused utility business franchise in selected markets. It has currently built up a power generating capacity of 300 megawatts, based on its plants worldwide.

KE's goal is to offer a portfolio of utility services, particularly in power generation, which meets the needs of the customers, responds to changing market conditions and ultimately creates value for Keppel Corporation shareholders.

Market Opportunities

There is a window of opportunity for value-adding investments in the utility sector, particularly in Asia.

Market Deregulation and Privatisation

One primary growth driver of the utilities industry is the market deregulation and privatisation taking place globally.

Energy markets that were once the exclusive domain of state-owned utilities are opening to direct private sector participation. In several countries natural gas deregulation has accompanied the deregulation of power generation.

KE's experience in both regulated and deregulating markets provides it with the knowledge to understand and to operate effectively across energy markets and regulatory regimes.

Industry Consolidation

Another catalyst generating business opportunities in the utilities industry is the divestment of assets by the US and European utility firms as they cut their capital expenditure plans. Increasingly, these firms are disposing of their assets in their own countries as well as those that they own internationally.


BLUE MARLIN

In addition, drawing lessons from the collapse of Enron, some of these major US and European utility firms are now re-focusing their business strategies and restructuring their asset portfolios so as to strengthen their balance sheets. As a result, with the absence of some of these major players in certain markets, the amount of competition in the utilities industry in these areas has reduced. At the same time, valuations of these assets have also become more realistic.

KE is particularly interested in projects in Asia that can demonstrate consistent earnings, have competitive positioning in their respective markets and possess a strong management team.

Key Growth Strategies

KE will build on positions that it has already established in Singapore, the Philippines, China, Nicaragua and Brazil. Its immediate focus is to execute the re-deployment of its power barges to Brazil, after entering a power purchase agreement with the Brazilian government.

KE will build a growth platform in the utility business starting from Singapore by the development of a 470 megatwatts cogeneration project on Jurong Island and to participate in the PUB tender for a 30 MIGD Seawater Desalination Plant.



Below:
Keppel Energy is participating in the PUB tender to convert seawater to fresh water.

KE believes that fundamentally sound power generation projects need to compete as low cost producers and where it is possible, integrate the economic efficiencies of a power generator with other products such as steam and water production.

Its power supply business in Singapore has also been valuable in terms of both earnings contribution and providing KE with a practical understanding of the Singapore power market. KE will be in a good position to compete effectively in the coming privatisation of the three power generation companies in Singapore.

The company will rationalize its 100 megawatts cogeneration plant in Zunhua, China and use it as a base to capitalize on acquisition opportunities that may arise in the country. It recognises China's potential and has been active in the market for many years. There will be acquisition opportunities from the divestment of assets by international independent power producers and to a lesser extent, from the announced segregation of the State Power Corporation's generation assets from grid assets.

Meanwhile, KE will optimise the capital base of its existing assets, in preparation for the growth strategy that it is pursuing. Together with Keppel Corporation's financial structuring capability, each project will be layered with the optimal funding sources. The objective is to leverage KE's equity and earnings from its operating assets with appropriate debt financing to fund new investments. Any financing will be project-focused and matched against the profile of the well-balanced asset portfolio owned by KE.

It will form joint ventures with strategic partners who can add value to its growth plans through their participation. KE will work with these suitable partners to pursue opportunities in selected markets.



Review







Our vision is to service and support our customers where they operate, and our "near market, near customer" strategy will see us expanding our global footprint to new regions that require our services.





Business Segment Analyses



14%
26%
47%

2001

Revenue

	2001		2000	
	$ million	**%**	$ million	%
Offshore & Marine	**1,517**	**26**	762	12
Infrastructure	**468**	**8**	276	4
Property	**309**	**5**	585	10
Investments	**2,763**	**47**	3,262	53
Keppel Capital Holdings	**825**	**14**	1,333	21
Total	**5,882**	**100**	6,218	100



16%
48%
3%

2001

Profit Before Tax & Exceptional Items

	2001		2000	
	$ million	**%**	$ million	%
Offshore & Marine	**109**	**16**	62	9
Infrastructure	**93**	**14**	31	4
Property	**126**	**19**	180	25
Investments	**17**	**3**	6	1
Keppel Capital Holdings	**320**	**48**	430	61
Total	**665**	**100**	709	100



Offshore & Marine
Infrastructure
Property
Investments
Keppel Capital Holdings
8%
32%

2001

Net Assets Employed

	2001		2000	
	$ million	**%**	$ million	%
Offshore & Marine	**1,308**	**32**	1,127	16
Infrastructure	**405**	**10**	567	8
Property	**2,066**	**50**	2,802	40
Investments	**335**	**8**	296	4
Keppel Capital Holdings	**-**	**-**	2,213	32
Total	**4,114**	**100**	7,005	100

Profit After Tax and Minority Interests (Pre-Exceptionals)


(Includes Banking)
S$ million
300
250
200
150
100
50
0
-50
15% growth
237
273
32
15
84
-5
111
71
45
61
12
84
2000
2001


(Without Banking)
S$ million
200
150
100
50
0
-50
50% growth
126
189
32
15
84
-5
71
45
61
12
2000
2001


Offshore & Marine
Infrastructure
Property
Investments
Banking
Total

Operations Review





Revenue and Profit before Tax * ($ million)
Profit before Tax *
109
62
Revenue
1,517
762
2001
2000
0
500
1000
1500
2000
* Before exceptional items

Above:
DSS-20-CAS-M, a semi-submersible rig for Maersk Drilling, is one of the newbuilds the offshore division is currently working on.

Facing page:
Pioneer Yard, Singapore: the cradle of jack-ups and semi-submersibles built by Keppel in Singapore.

OFFSHORE & MARINE

Offshore

Year 2001 saw a weakening global economy leading to a decline in crude oil prices and a general slowdown in the offshore upstream sector, all further affected by the aftermath of the September 11 incident. The rig market, however, witnessed contrasting levels of activities during this period with the US Gulf of Mexico hardest hit on jack-up utilisation and the West African market going full steam ahead with all available jack-ups and semi-submersibles working. Fortunately, therefore, the Offshore division was partially spared from the uncertainties of 2001 and continued to make healthy progress.

Worldwide last year, there were few new orders for jack-ups and semi-submersibles. Our Offshore division secured an order for each of these: a US$82 million KFELS Mod V Enhanced "B" Class Jack-up order from Atwood Oceanics and a US$168 million DSS-20-CAS-M Semi-submersible rig order for Maersk Drilling. The Atwood rig is scheduled for completion in mid-2003 while the Maersk rig, to be built mainly in Singapore and completed at KFELS' Caspian Shipyard (CSC) in Baku, Azerbaijan, is scheduled for completion in the later part of 2003.

In 2001, the Offshore division also secured a string of diverse contracts which included rig upgrades, Tension Leg Platform (TLP) hull construction, Fixed Production Platform,

Segmental Financial Summary

	2001 **$'000**	2000 $'000	% Increase/ (Decrease)
Revenue	**1,517,258**	762,123	99
Profit Before Tax & Exceptional Items	**108,767**	62,068	75
Net Assets Employed	**1,307,638**	1,126,928	16
Manpower (Number)	**8,950**	7,184	24
Manpower Cost	**283,139**	212,987	33





Floating Production Storage and Offloading (FPSO) conversion, Anchor Handling Tug/ Supply Vessels and Process module fabrication. These contracts bear strong testimony to the broad capabilities of the Offshore division.

To offset the current decline in worldwide orders for newbuild rigs, the Offshore division is putting increased emphasis on its rig upgrade business. Soon after it secured a US$34 million contract from Diamond Offshore for the upgrade of four jack-up rigs in July last year, it landed two further contracts worth US$77 million from the same customer for upgrade of a semi-submersible and a jack-up rig. The upgrade of semi-submersible, *Ocean Rover*, worth US$60 million is similar in nature to the work recently completed on her sister vessel, *Ocean Baroness*. The Offshore division also started 2002 with a repair/upgrade contract from GlobalSantaFe.

The contract for a TLP hull structure valued at US$22 million was signed with Atlantia Offshore in late 2001 and involves the construction of a massive circular steel hull to support a self-contained production topside with accommodation facilities. The structure is scheduled for completion at the end of this year.

The Offshore division continues to strengthen its position in the production sector with a US$46 million contract from PetroVietnam Trading Company. This contract involves design, engineering, procurement and construction of a Central Processing Platform (CPP-3) to be delivered at the end of this year.

The division's major contracts overseas were secured by its Brazilian joint venture FELS SETAL. The contracts demonstrate the JV's capabilities in handling a diverse range of projects. A US$76 million contract was signed with Halliburton Produtos Ltda at the beginning of 2001 for the marine conversion of a 2 million-barrel FPSO to be used for the Caratinga Field in the Campos Basin of Brazil. Scheduled for completion by the end of 2002, this prestigious contract will reaffirm FELS SETAL's prowess in marine activities. Another contract worth US$14 million was signed in late 2001 with Halliburton for the fabrication of four manifold modules. The facility's multifaceted capability was further acknowledged when it won contracts worth



Above:
More emphasis will be placed on upgrading work, such as the work done on semi-submersibles *Ocean Baroness* (left) and *Ocean Rover* (right).

Right:
Chiles Discovery, a KFELS Enhanced Mod V Jack-up rig, was delivered to Chiles Offshore in Q1 2002. (From left): Mr CB Choo, Chairman of Keppel FELS & Mr William Chiles, President & CEO of Chiles Offshore Inc.

US$92 million from Delba Maritima, a Brazilian offshore vessel operator, for the construction of three (3) Anchor Handling Tug/Supply Vessels. The vessels will be delivered over a period of two to three years.

While the Offshore division secured a series of new contracts in 2001, it also made steady progress on contracts in hand. Its KFELS Enhanced Mod V Jack-up rig, *Chiles Discovery*, for Chiles Offshore and KFELS Mod V Jack-up rig, *ENSCO 102*, jointly owned with ENSCO International were completed in the first quarter of 2002. The division's US subsidiary AMFELS has also delivered the Q4000, a prototype multi-purpose semi-submersible work vessel for Cal Dive International. It is making good progress on the construction of the KFELS Enhanced Mod V Jack-up rig, *Chiles Galileo*, scheduled for completion by the middle of 2002.

The current orders will keep the Offshore division busy well into 2004. The division looks forward to reaping the benefits of its 'near market, near customer' strategy in fast-growing regions such as the Caspian Sea and offshore Brazil where it has international class facilities. The division is also making efforts to leave its mark on the huge West African and Far East Russian markets. While it recognises that it will have to contend with global competition in the coming years especially from emerging low-cost centres such as China, the division believes that staying abreast of market and technological





Above and left:
Delivered on time, as promised, *Chiles Discovery* (left) and *ENSCO 102* (above) are two jack-up rigs completed in the first quarter of 2002. Built for Chiles Offshore, *Chiles Discovery* is the benchmark for a new generation of ultra premium deep-well drilling rigs.





trends and offering the right products and solutions to its customers will help sustain growth.

The ongoing integration exercise between the Keppel FELS and Keppel Hitachi Zosen will see exploitation of strong synergies between the two divisions. Product and solution offerings will be rationalised and our global reach will be strengthened. Together, the new Offshore & Marine group will aspire to be a global leader in its business segments.

Marine

The year saw a higher level of activities in shiprepair, conversions and shipbuilding. As a result, Keppel Hitachi Zosen's revenue rose 80% to $754.9 million from $420.0 million in 2000. Operating profit was $35.2 million compared to $9.8 million in the previous year. The sale of a semi-submersible tender rig accounted partly for the better results in the second half. At the attributable level, profit was $35.1 million against $8.6 million in 2000.

The shipping market saw a downturn in trade volumes in 2001, as the US economy slowed down. Returns fell for most segments throughout the year, with the greatest fall experienced by VLCC rates from US$65,000 per day to U$28,000 per day. The slowdown in the world economy is expected to lead to a further weakening of market conditions for gas carriers, tankers and bulk carriers in 2002.

Shiprepair continued to remain under intense competition for available projects, as owners held back on work to be done as their returns barely covered their operating costs. The shipbuilding market went into a lull as the shipping fleet is expected to reach surplus capacity as vessels ordered in the last two years are delivered.

In shiprepair, the number of vessels repaired by the three Singapore yards of Keppel Hitachi Zosen dropped to 499 in 2001 from 542 in 2000.

Major conversion projects completed during the year included the FPSO *Espoir Ivoirien* for an Ivory Coast oilfield and FSO *Karratha Spirit* for an Australian oilfield. A container



Above:
Espoir Ivoirien was a 155,000 dwt tanker Keppel Shipyard successfully converted into an FPSO for Prosafe.

Below:
Repair of Liquefied Nitrogen Gas (LNG) vessels is an area of focus for Keppel O&M.

Right:
Maysora was a container ship converted into a livestock carrier.

ship, *Maysora*, was converted into a livestock carrier. A dredger was lengthened and a tender barge was jumboised and upgraded.

Last year, two projects were secured from Single Buoy Moorings to convert tankers into FPSOs. These are scheduled for completion in mid-2002.

Newbuilding contracts completed in 2001 include two cable laying ships for Tycom out of a six-vessel contract, a semi-submersible self-erecting tender rig, *West Alliance*, for Smedvig Asia, two hopper barges for Penta Ocean, and two tugs and a 60-tonne crane barge for Bin Nowiran Establishment of Kuwait.

During the year, the Singapore yards secured three newbuilding contracts. These were for construction of a multi-purpose supply vessel for SURF, four tugs for Keppel Smit Towage and a 60-tonne anchor handling supply tug for Hadi Al-Hammam.


West Alliance
eptember 20

Delivery for all vessels will be in 2002.

In our overseas yards, the number of vessels repaired by the three Philippines yards increased from 294 in 2000 to 304 in 2001. Arab Heavy Industries in the Middle East repaired 143 vessels in 2001, up from 105 in 2000.

An example of synergy within the network of shipyards was the conversion of the FPSO *Espoir Ivoirien*, which had its repairs and refurbishment done in Subic Shipyard, followed by the conversion work at Keppel Shipyard.

The towage business in Singapore performed well. Revenue increased 12% to $28.0 million, while pre-tax profit was up 47% to $9.2 million. All 24 tugs in the fleet are employed, with 14 on time charter.

The shiprepair market is not expected to show any significant increase in volume and prices in 2002. However, the offshore sector remains strong, with many enquiries for FPSO/FSO conversions and the construction of supply vessels and anchor handling tugs. The towage business is expected to continue to do well, especially with the delivery of new tugs in the first quarter of this year.



Above:
Tycom Reliance is a cable laying ship built for Tycom.

Left:
West Alliance, a semi-submersible was delivered to Smedvig Asia in 2001. (From left): Mr Staale Roed, MD of Smedvig and Mr Charles Foo, MD of KHZ.



Revenue and Profit before Tax * ($ million)


Profit before Tax *
93
31
Revenue
468
276
2001
2000
0
100
200
300
400
500
* Before exceptional items

Above:
Keppel's network engineering group is a leading service privider in SE Asia.

Facing page:
Through its subsidiary ECHO Broadband, Keppel has expanded its footprint into Europe.

INFRASTRUCTURE

Network Engineering Division

The network engineering division of Keppel Telecommunications & Transportation (KTT) ranks among the leading network engineering services providers in Southeast Asia. Revenue in 2001 rose 39% to $220 million, and pre-tax profits rose 18% to $20 million. The year 2001 saw significant achievements in the network engineering division in terms of business, organisational and technological development. Preparations are well in progress to consolidate network engineering into a core business. In addition to comprehensive organisational changes, the review of processes and their re-engineering are being carried out to enhance efficiencies. New project management and productivity tools are also being introduced.

The division places great emphasis on being at the forefront of cutting edge technology. In the area of Local Multipoint Distribution Systems (LMDS), working closely with four different equipment vendors, local tertiary institutions and the Infocomm Development Authority (IDA) of Singapore, it successfully completed a testbed. In the area of 3G, the division worked closely with Nokia to provide training and certification for 3G field planning experts, ahead of the forthcoming 3G rollout. Strategic partnership agreements were also concluded with equipment vendors Nortel and Lucent.

During the year, several overseas subsidiaries received accolades. In Taiwan, Keppel Communications (Taiwan) was one of three foreign companies to be given the Golden Torch Award of Outstanding Enterprise. This award, given by the Outstanding Enterprise Award Committee and endorsed by the Taiwanese Economic Board, judges companies on their turnover, quality assurance, customer support and contributions in their respective fields in Year 2000/2001.

In Malaysia, Trisilco Folec, received the Quality Management System Standards ISO9001:2000 and the Enterprise 50 Award in 2001. The Enterprise 50 Award is an annual award programme that aims to recognise and highlight the achievements of Malaysia's enterprising homegrown companies.

During the course of 2001, the network engineering division expanded into Thailand through Keppel Communications (Thailand).

Segmental Financial Summary

	2001 $'000	2000 $'000	% Increase/ (Decrease)
Revenue	**467,930**	276,340	69
Profit Before Tax & Exceptional Items	**93,539**	30,505	207
Net Assets Employed	**405,544**	566,592	(28)
Manpower (Number)	**3,264**	1,820	79
Manpower Cost	**96,587**	56,028	72





Through its subsidiary ECHO Broadband (ECHO), the division has expanded its footprint into key European markets. *ECHO, which specialises in the planning and design of cable broadband networks, is currently carrying out design and upgrade projects for the Ish Network in North Rhine Westphalia and Kabel BW in Baden Wurttemberg. These projects, worth about Euro200 million, are part of Callahan Associates' total cable network franchise which potentially could cover 22 million home passes in Europe.*

The market potential for the broadband market is significantly large as cable network operators seek to upgrade their networks to provide for 2-way high-speed data transmission capability. We expect future demand for additional cable networks and upgrading to be driven by the adoption of High Definition TV (HDTV) and cable telephony which will require greater bandwidth.

Going forward, Keppel Corporation has identified network engineering to be a core business under Infrastructure. The division has accumulated experience in a wide field of technologies, from the deployment of analogue networks in the early 1990s to the rollout of digital wireless and Hybrid Fiber *Coaxial networks in recent years. Operating* units in Singapore, Malaysia and Germany have delivered some 50 wireless and fixed-line projects in Asia and Western Europe.

The network engineering division has a current staff strength of over 700 comprising international talent from all corners of the world. *Our staff are certified by* the key telecoms equipment vendors such as Nokia, Ericsson, Lucent, Motorola, Harris and Nortel. We have invested heavily in software tools, fine-tuning project management and control processes to ensure projects are delivered on time, within budget and of consistently high quality. Building on its solid foundation as a telecommunications infrastructure developer, Keppel will expand its current core service offerings to include providing software such as Operational Support Solutions *and Business Services Solutions* to support telecommunications service providers.



Above:
The network engineering group has international *talent from all corners of the world.*

Right:
Going forward, network engineering will be a key business for Keppel.

Keppel is committed to growing, aggressively, its existing network engineering business into a global champion. The industry outlook is promising as a number of converging market forces are creating new immediate opportunities in network engineering, thus positioning the business for unprecedented growth in the coming years.

We expect to benefit from the rollout of 3G infrastructure and the increasing demand for cable network upgrade as well as the trend for network owners to outsource their network engineering, technology and maintenance needs.

In 2002, we expect significant spending in the deployment of 2G voice networks as telecom operators worldwide continue to invest in 2G networks to meet the growth in mobile subscriber numbers. However, the demand for network engineering services is expected to experience a marked increase within the next two years as major operators begin to deploy 3G networks worldwide. Japan has already launched its 3G network in 2001/02. Western Europe is expected to roll out their 3G networks in 2003, followed by a few Asian countries such as Korea, Singapore and Taiwan. The United States will follow at a later stage.

Going forward, Keppel is positioned to penetrate into new markets, in particular in North Asia and Europe. We are constantly on the lookout to acquire intellectual property as a key differentiator in services and solutions provided to service providers. In both areas, Keppel wants to achieve fast growth through organic growth and acquisition.

Utilities Division

A major milestone was achieved when Keppel FELS Energy secured a power contract worth more than US$400 million to re-deploy all its power barges to Brazil. Under the terms of the power purchase agreement ("PPA"), a set of five power barges with a total installed capacity of 190MW will be redeployed by Keppel FELS Energy to the Port of Aratu, Salvador in the northeast region of Brazil. The project is expected to commence commercial operations by June 2002 and end by 31 December 2004. Under the PPA, Nordeste Generation Ltda, a wholly owned subsidiary, will be paid monthly capacity payments on a take-or-pay basis, indexed to the US Dollar with fuel as a pass-through cost.

Over in Nicaragua, the 60MW heavy fuel oil diesel engine plant continued to perform well and ranked as one of the largest independent power producers in the country.

In China, the division achieved another milestone when its first coal-fired co-generation plant entered commercial operations in August 2001. Zunhua Xinli Energy Development Co. Ltd., the project company, commenced selling electricity to the North China Power Group Company Ltd. and steam to the municipality of Zunhua, Hebei Province.

Keppel FELS Energy has achieved a breakthrough with the liberalization of the Singapore energy market. In August 2001, the company through its subsidiary Keppel



Above:
A Keppel FELS JV has started commercial operation of a 100 MW power plant which it developed in Zunhua City, east of Beijing.



Above:
Keppel FELS Energy is the first to be awarded a retail electricity licence under the liberalized electricity market and the only one to successfully operate under the market without owning any generation assets.

Facing page:
Keppel FELS Energy secured a contract worth over US$400 million to re-deploy its power barges to Brazil.

FELS Energy Supply Pte Ltd commenced trading operations, supplying electricity to contestable consumers with consumption demand above 2MW. This breakthrough is significant because Keppel FELS Energy is the first to be awarded a retail electricity licence under the liberalized electricity market and the only one to successfully operate under the market without owning any generation assets. The retail business captured about 10% of the contestable consumers and was profitable during its first year of operation.

The size of the market is set to increase with further liberalisation of the Singapore electricity market this year. Customers with demand greater than 240,000 KWh per annum are expected to be given the option of purchasing electricity from any licensed retailer. This will open up a further tranche of contestable customers.

On 23 August 2001, Keppel FELS Energy was pre-qualified by the Public Utilities Board to participate in a 30 million imperial gallon per day desalination plant bid, which will be due by May 2002. The desalination plant will be the first of its kind in Singapore. The desalination plant provides the company with opportunity to extract value for its intended 470MW co-generation plant development. Preparation for the development of the 470MW co-generation plant has reached an advanced stage.

The division will draw on Keppel Integrated Engineering's (KIE) track record and engineering expertise in designing, building, operating and maintaining turnkey infrastructure projects in Singapore and regionally to focus on the Environmental and Transportation Engineering sectors.

In these sectors, KIE secured contracts for the construction of two Municipal Water Treatment Plants in Bedok and Kranji and also completed the Signalling Control System for Changi Airport MRT Extension. In June 2001, the company tendered for Singapore's Fifth Incineration Plant. This project is being re-considered by the authorities and we would be interested to participate in due course. In the meantime, the company is pursuing potential incineration plant projects in several provinces of China.

In the area of facilities management and operations (FMO) services, KIE is the leading service provider in Singapore. The company currently maintains key establishments such as Changi Airport Passenger Terminal Building 2, Changi Airport Skytrain, Nanyang Technological University, National University Hospital and Changi Hospital and has also successfully secured new contracts from Alexandra Hospital, Tan Tock Seng Hospital, National University of Singapore, Nanyang Polytechnic and the Police Cantonment Complex.

The business environment is expected to remain competitive. However, both locally and in the region, infrastructure projects in Environmental Engineering and Transportation Engineering will continue to witness tremendous growth. The division will continue to participate in these projects.




Keppel Homes


Revenue and Profit before Tax * ($ million)
Profit before Tax *
126
180
Revenue
309
585
2001
2000
0
100
200
300
400
500
600
* Before exceptional items

Above and facing page:
Amaranda Gardens (above) and *The Edgewater* (facing page) were launched successfully in the last two months of the year.

PROPERTY

2001 was a difficult year for Keppel Land (KLL). Faced with a difficult economic environment, exacerbated by the September 11 events in the US, KLL's turnover fell 40% to $300.5 million for the year ended 31 December 2001. KLL made a net profit of $88.6 million before provisions of $455 million on its residential landbank in Singapore. As a result of the provisions, it incurred a net loss of $366.5 million compared with a net profit of $122.1 million for the previous year.

As at 31 December 2001, KLL revalued its investment properties in Singapore downwards by $239 million, after taking into account minority interests and its share in a surplus of $51 million not taken up in 2000. This revaluation deficit was charged against previous years' surpluses of $898 million accumulated under capital reserves in the balance sheet.

Going forward, KLL will take on an asset-light approach and focus on the two core businesses of property development for sale and property fund management to achieve higher returns. It will undergo a transformation from property-owner/developer to a more focused developer of quality properties for sale and a manager of real estate investment funds.

Several major initiatives have been launched to stage a turnaround for 2002. This includes monetisation of assets through the divestment of investment properties, sale of non-core assets and securitisation of sales proceeds of its residential projects.

Singapore

The Singapore residential property market was relatively subdued in 2001 due mainly to the downturn in the Singapore economy and the uncertainties caused by the September 11 attacks in the US. Based on the URA residential property price index, prices of residential properties fell by more than 10% in 2001. However, with reasonable pricing by developers, the government's removal of capital gains tax on properties sold within three years of purchase and the relaxation of the 20% cash downpayment ruling, buyers returned to market at the end of 2001. This was evidenced by the successful launches of *The Edgewater* and *Amaranda Gardens* by KLL in the last two months of the year. On the back of robust buying demand in the mass and mid-market segments, take-up surged above the previous year's by 28% to 6,917 new units in 2001.

Segmental Financial Summary

	2001 $'000	2000 $'000	% Increase/ (Decrease)
Revenue	**309,362**	584,459	(47)
Profit Before Tax & Exceptional Items	**125,786**	180,297	(30)
Net Assets Employed	**2,065,765**	2,801,731	(26)
Manpower (Number)	**1,978**	2,233	(11)
Manpower Cost	**34,950**	26,892	30





Above:
Keppel Land unlocked value through the sale of its good class bungalow plots at Cluny Hill.

KLL's new launches were well-timed to capitalise on the strong pent-up demand. All 53 condominium units at *The Edgewater* were fully sold shortly after its public launch. *Amaranda Gardens*, a 189-unit condominium located along Serangoon Ave 3, is practically fully-sold except for a few penthouses. In January 2002, *Butterworth 8* at Tanjong Katong was successfully re-launched, and achieved 100% sales. The company is in the process of securitising sales proceeds of over $300 million from the three condominium projects. This will improve the company's gearing.

As part of KLL's value-unlocking exercise, six good-class bungalow plots, with an average size of 15,000 sf, at exclusive *Cluny Hill* residential enclave were sold and generated a total net profit of $44.6 million.

Buying interest has spilled into the higher-end segment following the bottoming out of the mass and mid-market segments. With signs of a recovery in the US economy in the second half of 2002, market recovery is expected to take place in tandem. Riding on a more positive market sentiment, KLL will continue to selectively launch and re-launch several condominium projects in 2002. This should help to improve its cash flow position.

After a sterling year in 2000 where pent-up demand for office space hit a record high of 4.22 million sq ft, the office market softened considerably in 2001. The economic slowdown and the deterioration in business conditions reduced demand for office space to 1.12 million sq ft in 2001. The shakeup in the IT industry and the consolidation in the financial services sector put a damper on office demand. Despite the softer market, KLL's well-managed and well-located office buildings continued to enjoy full or close-to-full occupancies in 2001.

Over the years, KLL has built up a brand name as a prime property landlord, especially in Singapore. It will now monetise its well-managed investment property assets through divestment via methods such as a listed property trust, asset securitisation and direct sale. With an investment portfolio worth about $2.2 billion in Singapore, the divestment will free up financial resources for the company to redeploy into new higher yielding projects and businesses.

However, even as KLL divests its investment buildings, it is developing new assets which will generate new income. Under development is *One Raffles Quay* where two office towers - one 50-storey and another 29-storey - are being developed along Singapore's historic waterfront. The 1.14 ha site was awarded to KLL and its two consortium partners Cheung Kong Holdings and Hongkong Land in March 2001. As the gateway site to the New Downtown, the development will showcase several elements of key infrastructure including a hub car park, an underground link leading to the Raffles Place MRT station, a district cooling system plant and a travellator system. The office complex, which will be the new landmark in the city's skyline, will be ready in 2005.

Coming onstream in 2002 is the *HarbourFront Office Park* which is scheduled for completion in the fourth quarter. Located next to the new MRT station at World Trade Centre, the office park comprises the 18-storey twin office towers and a retrofitted cable car tower, offering a total lettable area of about 919,000 sq ft. The office park is 39% owned by Keppel Point, a joint venture between Keppel Corporation (70%) and Keppel Land (30%), and 61% held by The HarbourFront, a joint venture between Temasek Holdings (80%) and PSA Corporation (20%). Keppel Corporation has acquired another 31% stake in Tower One, taking the Keppel Group's interest in Tower One to 70% when it is completed. Marketing of the office park has commenced and Exxon Mobil has signed up as the major tenant of Tower Two in December last year, occupying more than 40% of lettable space.

The short-term outlook for the office market will continue to be affected by uncertain business conditions. However, the medium-term prospects remain positive, bolstered by hopes that the Singapore economy will turn the corner towards recovery in the second half of 2002 amidst a limited new supply of prime office space.

Overseas

KLL's goal of growing its overseas investments from 20% to 30% of its total assets remains intact. It will continue with its strategy of direct acquisition of trading development projects as well as the strategic acquisition of property development companies.

The emphasis will be on property development projects for sale, especially mid to high-end local housing in countries such





Above:
The *HabourFront Office Park* is scheduled for completion end 2002.

Left:
One Raffles Quay is the gateway site to Singapore's New Downtown.



Above:
One Park Avenue is Keppel Land's maiden residential project in Shanghai.

as China, Philippines, Thailand and Vietnam. As the governments in these countries introduce policies to encourage home ownership, Keppel Land with its strong regional presence and reputable name in Asia, is well-positioned to capitalise on the developments.

In December 2001, Keppel Land held its official groundbreaking ceremony for *One Park Avenue*, Keppel Land's maiden residential project in Shanghai.
One Park Avenue is the first phase of a 3,200-unit up-market condominium development located in the Jingan District. With a site area of about 366,000 sf, *One Park Avenue* will comprise 1,100 one to four- bedroom apartments, duplex and penthouses, yielding approximately 1.5 million sf of gross floor area. Designed to cater to the growing middle and upper income markets in Shanghai as well as expatriates, *One Park Avenue* will be launched for sale in the second half of 2002. Construction is scheduled to be completed towards end-2004.

Ocean Towers, a 25-storey Grade A office building which is 29% owned by Keppel Land, was completed in December 2001. The building is located in Yanan East Road, which joins the tunnel linking the central business districts of Puxi and Pudong, and the expressway to the airport. Located in the prime commercial district of Huangpu, it also enjoys close proximity to two metro stations. Leasing has commenced at the building which has an estimated net floor area of 388,000 sf.

Beyond Shanghai, Keppel Land has signed Memoranda of Understanding with joint venture partner Yiliang Yang Zong Hai Tourist Resort Development Holding Co. to develop a residential project on a 380-ha site in Kunming. The land, which will be injected by Yiliang Yang Zong Hai as its equity stake, is adjacent to Keppel Land's *Spring City Golf & Lake Resort*, which has two world-class golf courses and resort homes. The new development with supporting amenities will be modelled after the modern residential estates of the West and will comprise homes catered for the local middle- and upper-income markets.

Efforts are also being ramped up to make inroads into other key and upcoming secondary cities in China. Keppel Land's 24.9% stake in Dragon Land, a Singapore-listed company with a wholly China focus, will serve as an additional springboard into China's promising provincial cities, especially in the local housing segment.

In the Philippines, the restructuring of Keppel Philippines Properties (KPP) to focus on its core real estate business is in its final stages. *Palmdale Heights*, KPP's first residential development in the Philippines, was soft launched in February 2001. Despite the soft market, almost one block comprising 138 units has been sold

In Ortigas, the positive prospects for the retail sector on the back of healthy consumer spending encouraged the construction of the retail podium at SM-KL Towers. Known as *The Podium*, the mall caters to young urban professionals and residents of neighbouring up-market homes. As at early December 2001, about 90% of *The Podium's* total lettable space had been committed to tenants.

In Indonesia, prime office building *Wisma BCA* which was acquired in September 2000 contributed considerable rental income in 2001. Strategically located in the heart of the financial and business district along Jalan Jenderal Sudirman, the twin office towers remain fully tenanted.

Closer to home, the *Taman Sutera* township project in Johor Baru, Malaysia continued to see improved take-up rates during the year. About 85% of the units launched had since been sold. In Penang, 382 launched units at *Taman Jernih* achieved 94% sales. To be developed over four phases, the entire 14.4-ha development in Bukit Mertajam will have a total of 515 residential units.

In Vietnam, Keppel Land's office buildings continued to perform well despite stiff competition. *Saigon Centre* has maintained its market leadership in terms of occupancy and rental rates in Ho Chi Minh City. It managed to achieve an average office occupancy of more than 95% in 2001. *International Centre*, located in the city centre of Hanoi, has consistently achieved an occupancy level above 85% and counts among its tenants, multinational corporations, legal and financial institutions and companies in the airline industry.

In Australia, owners of 117 units under Phase One of *Botanic Cove*, a residential development in Sydney, have settled into their homes. Phase Two, comprising 118 apartments and townhouses, is presently under construction and over 80% have been sold.

Sale of non-core assets

During the year, Keppel Land undertook the disposal of several non-core assets including its overseas investments. *Bayswater Village*, a hotel-cum-retail complex in Kings Cross, Sydney, was sold for A$24 million. Keppel Land's 5% stake in listed Australian developer Australand was also divested for A$40 million.

In Thailand, Keppel Land's listed subsidiary Five Stars Property divested *Nana Tai Mansion*, a serviced apartment development located at Sukhumvit 4 in Bangkok. The divestment is part of the Group's move to re-channel resources into those with higher returns. Five Stars Property will focus on trading properties, particularly local detached housing.

In Singapore, several shop units at the retail podium of *The Arcade* were also sold.

In total, the sales proceeds from these divestments amounted to $70.5 million.



Above:
In the Philippines, healthy consumer spending has contributed to a healthy take-up rate at the retail podium at SM-KL Towers.



Above:
Group earnings will be underpinned by progressive profit recognition from the *Caribbean at Keppel Bay*.

Going forward, Keppel Land will adopt an asset-light approach and focus on property development for sale and property fund management. KLL will continue to work at divestment of its portfolio of investment buildings and non-core assets

For 2002, Keppel Land is expected to return to the black after registering a loss in 2001 due to the one-off provision of $455 million for its residential landbank. The debt-equity ratio will also simultaneously be reduced with the successful execution of the monetisation initiatives.

KLL's earnings will be underpinned by income from investment properties, sale of *Cluny Hill* plots, progressive profit recognition from the *Caribbean at Keppel Bay* and *Freesia Woods*, maiden contributions from the Jingan residential project and potential gains from the unlocking of value of office properties.

INVESTMENTS

Telecoms : MobileOne Asia (M1)

MobileOne Asia (M1) continued to enjoy healthy revenue growth despite an increasingly competitive environment and a saturation of the cellular market. For year 2001, revenue rose 13% with profit increasing 26%.

M1's total subscriber base grew 23% to reach 981,800 customers. Post-paid customers made up 76% of the total. Based on the Infocomm Development Authority (IDA) of Singapore's published statistics, as at 31 Dec 2001, M1 had a 34% share of the post-paid market and a 35% share of the prepaid market.

Riding on the strong demand for its IDD services, M1 expanded its service offering in 2001 by extending both IDD services to non-M1 mobile and fixed line customers. During the course of the year, M1 also introduced a series of new services leveraging on the ever-increasing popularity of SMS (Short Message Service). Another milestone was achieved when M1 began to offer WAP services on GPRS in July 2001.

With the increasing importance of data services, M1 continued to invest in product development. In partnership with Nokia, M1 established FutureLab in early 2001 to develop, demonstrate and showcase 3G applications and services. This was followed by a joint venture with EdgeMatrix, a technology company specializing in multi-channel communications and commerce, to form a research centre, Wireless Intellect Labs. Initial research will focus on multi-channel commerce and transactions, location sensitive solutions, wireless broadband solutions, as well as 2.5G and 3G.

M1 was appointed by IDA as a PATH (Pilot And Trial Hotspots) Assessment Centre to evaluate wireless application trial proposals submitted by developers and services providers seeking funding from IDA.

A key development in the year was the award of a 3G licence in April at the reserve price of $100 million.

During the year, M1 received several accolades for its achievements in marketing and customer service. In February, M1's highly successful multimedia marketing campaign "Everywhere under the Sun", created by M1's marketing partner DDB Singapore, won one of only two gold medallions for advertising and marketing effectiveness awarded at the internationally

Segmental Financial Summary

	2001 $'000	2000 $'000	% Increase/ (Decrease)
Revenue	**2,763,008**	3,261,752	(15)
Profit Before Tax & Exceptional Items	**17,322**	6,255	177
Net Assets Employed	**334,936**	296,392	13
Manpower (Number)	**2,041**	3,113	(34)
Manpower Cost	**99,102**	81,936	21




Revenue and Profit before Tax * ($ million)
Profit before Tax *
17
6
Revenue
2,763
3,262
■ 2001
□ 2000
0
500
1000
1500
2000
2500
3000
3500
* Before exceptional items

Above:
M1 continued to enjoy healthy revenue growth in 2001.


A4
A5
A5
A6
A6
A7

Above:
Despite the difficult business climate, the Logistics Division managed to maintain its revenue and post stronger profits in 2001.

renowned New York Festivals. In November, M1 was awarded the top prize of Call Centre of the Year for centres with more than 50 staff by the Call Centre Council of Singapore. M1 also won awards in three out of the four individual categories, namely gold and runner-up awards for Call Centre Champion, gold award for Call Centre Manager of the Year and runner-up award for Team Leader of the Year.

Looking forward, M1's key focus will be on customer retention to defend market share. It will also continue to emphasize the development and proliferation of innovative non-voice products and services that will benefit from the greater bandwidth and higher speeds offered by 3G technologies. 2002 will see the rollout of M1's 3G network. Trial and commercial launch is targeted towards end 2003.

Logistics

The second half of the year 2001 saw a downturn in almost all sectors of the economy. Despite the difficult business climate, Keppel Logistics managed to maintain its revenue and post stronger profits with the streamlining of its operations and aggressive regional approach.

Revenue stood at $73.6 million, unchanged from the previous year, while pre-tax profits rose a hefty 650% from $0.8 million to $6 million.

Keppel Logistics' districentres continued to enjoy healthy occupancy rates of over 95%. The Automated Storage Retrieval System (ASRS) attracted several new clients. Overall, Keppel Logistics performed within the key performance indicators set by major clients and in numerous instances achieved 100% inventory accuracy. Delivery performance and order fulfilment met targets set.

Web-based systems were introduced to facilitate clients' tracking of inventory and billing via the Internet. The company was also awarded ISO9001-2000, ISO 14000 and OHSAS 18000 certifications concurrently.

Shipping

The containership charter market was steady in 2001 but is expected to soften in the first half of 2002 with the adverse impact of the September 11 attack on the global economy.

Three vessels were sold in 2001. The rest will continue to be fully employed pending eventual sale.

Singapore Petroleum Company (SPC)

The global economic slowdown in 2001 led to reduced crude oil and product prices that squeezed refining margins. SPC was adversely affected by this trend.

Upstream activities from its 15% share in the Kakap PSC contributed positively to SPC's performance with revenue of $30.9 million.

Downstream markets were extremely competitive but contributed revenue of $2-3 billion and gross profit of $50.6 million.

In gasoline retailing, SPC successfully opened its eighth service station in Singapore. Its Korean affiliate, Tiger Oil Corporation, managed to make a profit despite drastic product price declines in the fourth quarter.

To counter the effects of the highly volatile environment, the company has taken steps to improve its risk management capabilities.

k1 Ventures

On 6 September 2001, k1 Ventures announced its intention to transform from a technology focused venture capital vehicle into a diversified investment company with exposure across multiple industries. The proposed diversification would be spearheaded and managed by PCG/ Greenstreet Venture I, LP (PCGG), a new strategic investor of k1 Ventures.

At an Extraordinary General Meeting on 25 January 2002, k1 Ventures' shareholders approved proposals to give it a mandate to expand its scope of business and to issue a total of 230 million warrants exercisable into 230 million new ordinary shares of the company to PCGG.


SPC

Above:
In 2001, SPC successfully opened its eighth service station in Singapore.

Financial



Analyses



> We shall endeavour to enhance shareholder value by leveraging assets that are not captured in our balance sheet but which Keppel has grown over the decades, namely, our brand name, our management, our networks and our global presence.









Liquidity and Capital Resources

CASH FLOW REPORT 2001

The audited cash flow report of the Group is provided in the statutory accounts. The *proforma consolidated* cash flow statement of the Group excluding Keppel Capital Holdings Limited (KCH), which was divested in August 2001 is presented here as additional information. This better reflects the Group cash flow as it has exited the banking business.

	Amount ($'million)
Cash flow from operating activities	
Operating profit	620
Depreciation, amortisation and other non-cash items	295
Cash flow provided by operations before changes in working capital	915
Working capital changes	(371)
Interest receipt and payment, and tax paid	(140)
Net cash from operating activities	404
Net cash from investing activities	895
Net cash used in financing activities	(1,120)
Net increase in cash and cash equivalents	179
Cash & cash equivalents *as at 1 January 2001*	551
Cash & cash equivalents as at 31 December 2001	730

Operating Activities

During the year, the Group continues to generate healthy cash flow from operation. This amounted to $915 million before changes in working capital. Working capital increased by $371 million because of increased activities of the Offshore and Marine, and Property divisions. After accounting for interest and income tax payments, net cash from operating *activities amounted to* $404 *million.*

Investing Activities

Total cash flow from investing activities amounted to $895 million.

The highlight of the year for the Group was the divestment of the Keppel Capital Holdings Limited (KCH). The Group sold its interest in KCH for a total consideration of $1.85 billion and exited the banking business. Apart from the sale of the Bank, the Group also divested some ships, properties and other peripheral businesses.

To achieve its aim to grow and maximise the potential of its offshore business, the Group privatised Keppel FELS Energy & Infrastructure Limited (KFEI). Total consideration of $402 million was paid to the minority shareholders of KFEI for the privatisation. Keppel Land made only one major acquisition of land in the year. This was the acquisition of *One Raffles Quay* together with Hongkong Land and Cheung Kong (Holdings).

Financing Activities

Cash outflow from Financing activities was $1,120 million.

The Group used part of the proceeds from the divestments of KCH to distribute $0.50 per Share to Shareholders on 16 November 2002 totaling $383 million. The US$350 million

Redeemable Convertible Cumulative Preference Shares, which was issued in 1997, was redeemed in December 2001, eight months before its maturity. Dividend of $0.13 per Share was paid to Shareholders. This amounted to $75 million and represented 32% of 2000 profit before exceptional items. Dividends amounting to $104 million were paid to minority shareholders in our subsidiaries.

Cash and cash equivalents
Total net increase in cash and cash equivalents was $179 million. This brought total cash and cash equivalents as at 31 December 2001 to $730 million.

CAPITAL EMPLOYED

Total capital employed as at 31 December 2001 was $4,114 million comprising shareholders' fund of $2,658 million and minority interests of $1,456 million.

The Group shareholders' fund as at 31 December 2001 was $2,658 million. This was $89 million below the previous year's restated figure of $2,747 million. Attributable profit of $385 million made for the year was substantially distributed out to shareholders via the capital distribution of $0.50 per Share. The reduction in shareholders' fund was principally due to the revaluation deficit of $109 million from investment properties.

Minority interests of the Group were substantially reduced from $4,258 million to $1,456 million. This was principally due to the deconsolidation of KCH following its divestment in August 2001. The Group also bought out the minority shareholders of KFEI via the privatisation Scheme.

GEARING

The Group borrowed $5,255 million as at 31 December 2001. This comprised a mix of long and short-term debts. The maturity of the debts may be analysed as follows:

Maturity of Loans	Amount ($'million)
Within one year	2,852
Between one to two years	594
Between two to five years	1,801
After five years	8

After deducting cash and cash equivalents of $730 million, the net debt of the Group was $4,525 million. The gearing of the Group was 1.1 times based on the capital employed of $4,114 million.

FINANCIAL RESOURCES

The Group maintains sufficient cash and cash equivalent, short-term marketable securities, internally generated cash flow and the availability of funding resources through an adequate amount of standby credit facilities. A mix of short-term money market borrowings and medium/long term loans is obtained to fund working capital requirements and capital expenditure/investments. Due to the dynamic nature of the business, the Group maintains flexibility in funding by ensuring that ample working capital lines are available at any one time. At the end of 2001, standby credit facilities provided by major banks to the Group amounted to $4.9 billion. The amount utilised was $2.9 billion. The unutilised portion of the standby credit facilities will provide the Group with the financial resources to grow its businesses.

Group Five-Year Performance

Revenue & Operating Profit


$ billion
$ million
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
800
700
600
500
400
300
200
100
0
391
3.5
3.8
277
4.0
599
657
6.2
620
5.9
1997
1998
1999
2000
2001
Revenue
Operating Profit

Capital Employed & Pre-Tax Profit


$ billion
$ million
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
1600
1400
1200
1000
800
600
400
200
0
6.8
441
6.4
283
7.1
662
7.0
709
4.1
665
1997
1998
1999
2000
2001
Capital Employed
Pre-Tax Profit

Shareholders' Funds & Market Capitalisation


$ billion
$ billion
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
3.6
3.7
2.8
3.4
2.9
3.4
2.7
2.6
2.7
2.2
1997
1998
1999
2000
2001
Shareholders' Funds
Market Capitalisation

Attributable Profit


$ million
percent
400
350
300
250
200
150
100
50
0
20.0
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0
180
5.3
124
3.9
220
7.8
237
8.5
273
10.1
1997
1998
1999
2000
2001
Attributable Profit
Return on Equity

Profit numbers are before exceptional items

	1997	1998	1999	2000	**2001**
Selected Profit & Loss Account Data ($ million)					
Revenue	3,485	3,794	4,015	6,218	**5,882**
Operating profit	391	277	599	657	**620**
Profit before taxation & exceptional items	441	283	662	709	**665**
Profit after taxation but before exceptional items	323	190	513	529	**515**
Profit/(Loss) attributable to shareholders :					
Before exceptional items	180	124	220	237	**273**
After exceptional items	96	(254)	193	142	**385**
Selected Balance Sheet Data ($ million)					
Fixed assets & properties	5,046	5,393	5,474	6,261	**5,039**
Investments	2,779	3,656	4,336	5,073	**1,717**
Stocks, debtors & cash	14,709	19,571	23,417	27,007	**4,964**
Total assets	22,534	28,620	33,227	38,341	**11,720**
Less :					
Creditors	12,046	17,955	21,394	24,489	**2,133**
Borrowings	3,436	3,944	4,278	6,217	**5,261**
Deferred liabilities	260	312	481	630	**212**
Net assets	6,792	6,409	7,074	7,005	**4,114**
Share capital & reserves	3,565	2,756	2,853	2,747	**2,658**
Minority interests	3,227	3,653	4,221	4,258	**1,456**
Capital employed	6,792	6,409	7,074	7,005	**4,114**
Per Share					
Earnings / (Loss) (cents) (Note 2) :					
Before tax & exceptional items	33.5	23.5	37.1	41.5	**44.5**
Attributable profit					
Before exceptional items	25.2	16.4	28.3	30.7	**35.6**
After exceptional items	13.4	(33.4)	24.9	18.4	**50.2**
Gross dividends (cents)	10.0	8.0	12.0	13.0	**16.0**
Net assets ($)	4.68	3.61	3.61	3.57	**3.48**
Financial Ratios					
Return on shareholders' funds (%) (Note 3) :					
Profit before exceptional items					
Before tax	7.0	5.7	10.3	11.4	**12.6**
Attributable profit	5.3	3.9	7.8	8.5	**10.1**
Dividend cover (times)	3.2	2.8	3.1	3.2	**3.0**
Net gearing (Note 4)	0.44*	0.55*	0.55*	0.98*	**1.10**
Employees					
Number	14,273	14,976	15,947	16,389	**16,233**
Wages & salaries ($ million)	422	457	500	496	**603**

Notes:
1. *Comparative figures for the previous years have been restated to comply with the new accounting standards.*
2. *Earnings/(Loss) per share are calculated based on the Group profit/(loss) by reference to the weighted average number of shares in issue during the year.*
3. *In calculating return on shareholders' funds, the average basis has been used.*
4. ** Net gearing is computed excluding Keppel Capital Holdings Group borrowings and cash balances.*

Group Value-Added Statements

($ million)	1997	1998	1999	2000	**2001**
Value added from:					
Revenue earned	3,485	3,794	4,015	6,218	**5,882**
Less purchases of materials and services	(2,563)	(2,917)	(2,780)	(4,860)	**(4,462)**
Gross value added from operation	922	877	1,235	1,358	**1,420**
In addition:					
Interest and investment income	126	38	59	89	**69**
Share of associates' profits	19	16	57	59	**55**
Exceptional items	(84)	(378)	(27)	(95)	**112**
	983	553	1,324	1,411	**1,656**
Distribution of Group's value added:					
To employees in wages, salaries and benefits	422	457	500	496	**603**
To government in taxation	118	94	149	181	**150**
To providers of capital on:					
Interest on borrowings	96	47	53	95	**79**
Dividends to our partners in subsidiaries	43	45	70	179	**104**
Dividends to our shareholders	64	45	72	73	**-**
	203	137	195	347	**183**
Total Distribution	743	688	844	1,024	**936**
Balance retained in the business:					
Depreciation & amortisation	109	144	135	205	**197**
Minority share of profits/(loss) in subsidiaries	100	20	223	113	**138**
Retained profit/(deficit) for the year	31	(299)	122	69	**385**
	240	(135)	480	387	**720**
	983	553	1,324	1,411	**1,656**
Number of employees	14,273	14,976	15,947	16,389	**16,233**
Productivity analysis:					
Value added per employee ($'000)	65	59	77	83	**87**
Value added per dollar employment cost ($)	2.18	1.92	2.47	2.74	**2.35**
Value added per dollar sales ($)	0.26	0.23	0.31	0.22	**0.24**

Value Added


$ million
2000
1500
1000
500
0
-500
983
240
203
118
422
553
137
94
457
(135)
1,324
480
195
149
500
1,411
387
347
181
496
1,656
720
183
150
603
1997
1998
1999
2000
2001
Wages, Salaries & Benefits
Taxation
Interest Expense & Dividends
Depreciation & Retained Profit/(Deficit)

Simplified Group Financial Position

Total Assets Owned



38,341 (100%)
3,283 (9%)
2,978 (8%)
5,073 (13%)
2,616 (7%)
16,086 (42%)
8,305 (21%)
2000
11,720 (100%)
2,420 (21%)
2,619 (22%)
1,717 (15%)
2,443 (21%)
1,784 (15%)
737 (6%)
2001
Fixed Assets
Properties
Investments
Stock & Work in Progress
Debtors
Bank Balances, Deposits & Cash

Total Liabilities Owned and Capital Invested



Shareholders' Funds
Minority Interests
Creditors
Term Loans & Bank Overdrafts
Other Liabilities
11,720 (100%)
2,658 (23%)
1,456 (12%)
2,133 (18%)
5,261 (45%)
212 (2%)
2001
38,341 (100%)
2,747 (7%)
4,258 (11%)
24,489(64%)
6,217 (16%)
630 (2%)
2000

Statutory Accounts

Directors' Report

The Directors present their report to the members together with the audited financial statements of the Company and of the Group for the financial year ended 31 December 2001.

1. DIRECTORS OF THE COMPANY

The Directors of the Company in office at the date of this report are:

Lim Chee Onn (Chairman)
Cham Tao Soon
Bernard Tan Tiong Gie
Lim Hock San
Khoo Teng Chye
Sven Bang Ullring
Loh Wing Siew
Choo Chiau Beng
Teo Soon Hoe

In accordance with the Articles of Association, Messrs Choo Chiau Beng, Bernard Tan Tiong Gie, Lim Hock San and Khoo Teng Chye will retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

2. AUDIT COMMITTEE

The Audit Committee of the Board of Directors comprises three independent Directors. Members of the Committee are:

Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Lim Hock San

The Audit Committee performs the functions set out in the Companies Act. In performing those functions, the Committee reviews:

- the audit plans of the Company's auditors and their evaluation of the systems of internal accounting controls arising from their audit examination, including assistance given by the Company's officers to the auditors;

- the scope and results of internal audit procedures; and

- the financial statements of the Company and the consolidated financial statements of the Group before their submission to the Board of Directors.

The Committee recommended to the Board of Directors the re-appointment of PricewaterhouseCoopers as auditors of the Company at the forthcoming annual general meeting.

3. PRINCIPAL ACTIVITIES

The Company's principal activity is that of an investment holding and management company.

The principal activities of the companies in the Group consist of:

- offshore oil-rig construction, shipbuilding & shiprepair and conversion;
- network & utilities engineering services & power generation;
- property development & investment and property fund management; and
- investments.

During the financial year, the Company disposed its interest in Keppel Capital Holdings Limited and exited the banking business. The Company also intends to divest its interest in Singapore Petroleum Company Limited whose principal activity is in refining and distribution of crude oil and petroleum products.

Apart from the above, there have been no significant changes in the nature of these principal activities during the financial year.

4. RESULTS FOR THE FINANCIAL YEAR

	Company $'000	Group $'000
Profit before exceptional items	110,573	272,594
Exceptional items	226,192	111,998
Profit attributable to shareholders	336,765	384,592

5. MATERIAL MOVEMENTS IN RESERVES AND PROVISIONS

Material movements in share premium account, capital reserves, revenue reserves and foreign exchange translation account are set out in the Statements of Changes in Equity.

Material movements in provisions are set out in the notes to the financial statements.

6. ISSUE OF SHARES AND DEBENTURES

On 23 November 2001, the Company effected a capital reduction pursuant to Section 73 of the Companies Act (Chapter 50) by way of a reduction in the par value of each ordinary share ("Share") from $1.00 to $0.50 through a cash distribution which amounted to $383 million. Subsequent to the capital reduction, the authorised ordinary share capital was changed from 1,500,000,000 Shares of $1.00 each to 3,000,000,000 Shares of $0.50 each.

During the financial year, the Company issued the following Shares upon exercise of options under the KCL Share Option Scheme:

(a) 631,000 Shares of $1.00 each comprising 606,000 Shares at $1.41 per Share and 25,000 Shares at $2.92 per Share; and
(b) 2,000 Shares of $0.50 each at the adjusted price of $0.91 per Share.

On 27 December 2001, the Redeemable Convertible Cumulative Preference Shares ("RCCPS") was redeemed before its expiry date at a redemption amount of US$1,203.36 for each RCCPS.

Shares and debentures issued by subsidiaries in the Group during the financial year were as follows:

Company	Shares & Debentures Issued	Purpose
Keppel FELS Energy & Infrastructure Ltd	229,000 shares of $0.50 each comprising 159,500 shares at $0.58 per share, 54,500 shares at $1.09 per share and 15,000 shares at $1.31 per share for cash	Exercise of Keppel FELS Share Option Scheme 1999
Keppel FELS Energy Pte Ltd	270,000 preference shares of $1 each at $100 per share for cash	To provide additional working capital

Company	Shares & Debentures Issued	Purpose
Singapore Petroleum Venture Pte Ltd	192,800 redeemable preference shares of $1 each at $100 per share for cash	To provide additional working capital
Keppel Land Limited	194,000 shares of $1 each comprising 27,000 shares at $1.58 per share, 67,000 shares at $0.56 per share and 100,000 shares at $1.71 per share for cash	Exercise of Keppel Land Share Option Scheme
KeplandeHub Ltd	99,998 ordinary shares of $1 each at par and 4,000 redeemable convertible preference shares of $1 each at $10,000 per share for cash	To provide additional working capital
Pembury Properties Ltd	916,000 shares of US$1 each at par for cash	To provide additional working capital
Shanghai Floraville Land Co Ltd	Paid up capital of US$942,716	To provide additional working capital
Shanghai Merryfield Land Co Ltd	Paid up capital of US$31,000,000	To provide additional working capital
Shanghai Pasir Panjang Land Co Ltd	Paid up capital of US$1,486,860	To provide additional working capital
Keppel Telecommunications & Transportation Ltd	213,820 shares of $0.20 each comprising 21,820 shares at $0.99 per share, 10,000 shares at $1.06 per share, 25,000 shares at $1.02 per share and 157,000 shares at $0.47 per share for cash	Exercise of Keppel T&T Share Option Scheme 1993
CallBiz (M) Sdn Bhd	99,998 ordinary shares of M$1 each at par for cash	To provide additional working capital
DataOne Corporation Pte Ltd	9,999,999 ordinary shares of $1 each at par for cash	To provide additional working capital
	3,000,000 ordinary shares of $1 each at par for cash	To acquire 50% interest in Harmony Telecommunications Pte Ltd
Echo Broadband Sarl	500 ordinary shares of Euro 25 each at par for cash	To provide additional working capital
Folec Communications Vietnam Ltd	Increase share value by US$183,000	To provide additional working capital

Company	Shares & Debentures Issued	Purpose
Keppel IHT Investment Ltd	1 ordinary share of US$1 each at par and 56 redeemable preference shares of US$1 each at US$100 per share for cash	To provide additional working capital
Keppel IHT (BVI) Ltd	1 ordinary share of US$1 each at par for cash	For incorporation
Kepinvest Holdings Ltd	460 redeemable preference shares of US$1 each at US$50 per share for cash	To provide additional working capital
Keppel IVI Investments Inc	2,380,952 common stock of Php10 each at Php12.60 for cash	To provide additional working capital
Keppel Asia Ltd	1,000 shares of HK$10 each at par for cash	To provide additional working capital
Keppel Infrastructure Environmental Limited	2 shares of HK$1 each at par for cash	For incorporation

7. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

The following subsidiaries were acquired during the financial year:

Name of subsidiary acquired	Interest before acquisition	Interest acquired	Net attributable tangible assets on date of acquisition $'000	Consideration $'000	Company's effective interest after acquisition
KF Holdings Pte Ltd (shares held by Keppel Integrated Engineering Limited)	35%	65%	-	2	100%
Hiap Day Bee Pte Ltd (shares held by FELS Krake Hoist Systems Pte Ltd)	-	100%	-	60	100%
Zhangjiagang Tamford Petrochemical Co Ltd (shares held by FELS Tekform (S) Pte Ltd)	31%	67%	2,843	-	98%

Name of subsidiary acquired	Interest before acquisition	Interest acquired	Net attributable tangible assets on date of acquisition $'000	Consideration $'000	Company's effective interest after acquisition
Data Resource Centre Asia Pte Ltd (shares held by Apsilon Ventures Pte Ltd)	-	100%	-	-	67%
Echo Broadband Gmbh (shares held by Echo Broadband (Singapore) Pte Ltd)	-	100%	41	41	40%
Echo Broadband Sdn Bhd (shares held by Echo Broadband (Singapore) Pte Ltd)	-	100%	-	-	40%
EFACS (Asia) Pte Ltd (shares held by Apsilon Ventures Pte Ltd)	-	100%	-	-	67%
Harmony Telecommunications Pte Ltd (shares held by DataOne Corporation Pte Ltd)	50%	50%	1,172	3,000	40%
Keppel Logistics (M) Sdn Bhd (shares held by Keppel Logistics Pte Ltd)	-	100%	-	-	67%

The following subsidiaries were disposed of during the financial year:

Name of subsidiary disposed	Interest before disposal	Interest disposed of	Net attributable tangible assets on date of disposal $'000	Consideration $'000	Company's effective interest after disposal
Keppel Capital Holdings Ltd (shares held by the Company)	37%	37%	1,101,323	1,841,929	-
Dynanet Pte Ltd (shares held by Keppel Communications Pte Ltd)	100%	100%	(2,241)	2,605	-
Star Concord Enterprises Ltd (shares held by Skyplanet Shipping Ltd)	100%	100%	(466)	-	-
CallBiz (Singapore) Pte Ltd (shares held by CallBiz (Asia Pacific) Pte Ltd)	57%	57%	(954)	-	-

Details of subsidiaries that were incorporated and subsidiaries that were liquidated during the financial year are set out in the notes to the financial statements.

8. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate other than the KCL Share Option Scheme.

9. DIRECTORS' INTEREST IN SHARES AND DEBENTURES

According to the Register of Directors' shareholdings kept by the Company for the purpose of Section 164 of the Companies Act, the Directors holding office at the end of the financial year and their interests in the shares and debentures of the Company and related corporations are as follows:

	Interest Held At		
	1.1.01	31.12.01	21.1.02
Keppel Corporation Limited			
(Ordinary shares of $1 each as at 1.1.01 and $0.50 each with effect from 23.11.01)			
Lim Chee Onn	462,083	462,083	462,083
Cham Tao Soon (deemed interest)	25,416	25,416	25,416
Loh Wing Siew	316,458	316,458	316,458
Loh Wing Siew (deemed interest)	100,000	100,000	100,000
Choo Chiau Beng	239,583	239,583	239,583
Teo Soon Hoe	629,166	629,166	629,166
(Share options)			
Lim Chee Onn	751,250	1,018,750	1,018,750
Loh Wing Siew	541,250	428,750	428,750
Choo Chiau Beng	681,250	848,750	848,750
Teo Soon Hoe	681,250	848,750	848,750
Keppel FELS Energy & Infrastructure Ltd			
(Ordinary shares of $0.50 each)			
Lim Chee Onn	10,500	-	-
Loh Wing Siew	32,500	-	-
Choo Chiau Beng	127,875	-	-
Teo Soon Hoe	10,500	-	-

(Keppel FELS Energy & Infrastructure Ltd was privatised as a wholly owned subsidiary of the Company with effect from 5 November 2001)

	1.1.01	31.12.01	21.1.02
Singapore Petroleum Company Limited			
(Ordinary shares of $0.50 each)			
Choo Chiau Beng	50,000	50,000	50,000
Keppel Telecommunications & Transportation Ltd			
(Ordinary shares of $0.20 each)			
Lim Chee Onn	23,000	23,000	23,000
Cham Tao Soon (deemed interest)	10,000	10,000	10,000
Choo Chiau Beng	26,000	26,000	26,000
Teo Soon Hoe	28,000	28,000	28,000
(Warrants 020328)			
Lim Chee Onn	4,500	4,500	4,500
Choo Chiau Beng	4,000	4,000	4,000
Teo Soon Hoe	5,000	5,000	5,000

	Interest Held At 1.1.01	31.12.01	21.1.02
Keppel Capital Holdings Ltd			
(Ordinary shares of $1 each)			
Lim Chee Onn	37,500	-	-
Cham Tao Soon (deemed interest)	5,000	-	-
Loh Wing Siew	50,000	-	-
Choo Chiau Beng	50,000	-	-
Choo Chiau Beng (deemed interest)	7,656	-	-
Teo Soon Hoe	56,250	-	-

(Keppel Capital Holdings Ltd ceased to be a related corporation with effect from 16 August 2001)

	1.1.01	31.12.01	21.1.02
Keppel Philippines Holdings, Inc			
("B" shares of one Peso each)			
Lim Chee Onn	2,000	2,000	2,000
Loh Wing Siew	4,592	4,592	4,592
Choo Chiau Beng	2,000	2,000	2,000
Teo Soon Hoe	2,000	2,000	2,000
Keppel Philippines Marine, Inc			
(Shares of one Peso each)			
Lim Chee Onn	246,457	246,457	246,457
Loh Wing Siew	495,170	495,170	495,170
Choo Chiau Beng	283,611	283,611	283,611
Teo Soon Hoe	302,830	302,830	302,830
Keppel Philippines Properties, Inc			
(Shares of one Peso each)			
Loh Wing Siew	20,001	20,000	20,000
Teo Soon Hoe	2,916	2,916	2,916

10. DIVIDENDS

The Directors recommend that a final dividend of 26% less tax and a special dividend of 6% less tax amounting to approximately $92,501,000 be paid in respect of the financial year ended 31 December 2001 on the issued and fully paid ordinary shares. During the financial year, the following dividends were paid:

	$'000
A final dividend of 13% less tax at 24.5% on the issued and fully paid ordinary shares in respect of the previous financial year	75,123
A preference dividend of 2% (net of tax) on the redeemable convertible cumulative preference shares ("RCCPS")	12,429
	87,552

11. BAD AND DOUBTFUL DEBTS

Before the financial statements of the Company were made out, the Directors took reasonable steps to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provisions for doubtful debts of the Company and have satisfied themselves that all known bad debts if any of the Company have been written off and that where necessary adequate provision has been made for doubtful debts.

At the date of this report, the Directors are not aware of any circumstances which would render any amount written off or provided for bad and doubtful debts in the Group of companies inadequate to any substantial extent.

12. CURRENT ASSETS

Before the financial statements of the Company were made out, the Directors took reasonable steps to ascertain that any current assets of the Company which were unlikely to realise their book values in the ordinary course of business had been written down to their estimated realisable values or that adequate provision had been made for the difference between those values.

At the date of this report, the Directors are not aware of any circumstances which would render the values attributed to current assets in the consolidated financial statements misleading.

13. CHARGES ON ASSETS AND CONTINGENT LIABILITIES

At the date of this report, no charge on the assets of the Company or any corporation in the Group has arisen since the end of the financial year which secures the liabilities of any other person and no contingent liability of the Company or any corporation in the Group has arisen since the end of the financial year.

14. ABILITY TO MEET OBLIGATIONS

No contingent or other liability of the Company or any corporation in the Group has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Company and of the Group to meet their obligations as and when they fall due.

15. OTHER CIRCUMSTANCES AFFECTING THE FINANCIAL STATEMENTS

At the date of this report, the Directors are not aware of any circumstances not otherwise dealt with in this report or the consolidated financial statements which would render any amount stated in the financial statements of the Company and the consolidated financial statements misleading.

16. UNUSUAL ITEMS

In the opinion of the Directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for the exceptional items as disclosed in Note 26 to the financial statements.

17. UNUSUAL ITEMS AFTER THE FINANCIAL YEAR

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

18. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit which is required to be disclosed by Section 201(8) of the Companies Act, being a benefit by reason of a contract made by the Company or a related corporation with the Director, or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

19. OPTIONS OF THE COMPANY

The particulars of share options and RCCPS of the Company are as follows:

(a) The KCL Share Option Scheme ("Scheme") which has been approved by the shareholders of the Company is administered by the Remuneration and Share Option Committee whose members are:

Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Khoo Teng Chye

Under the Scheme, an option may, except in certain special circumstances, be exercised at any time after two years but no later than the expiry date. The Shares under option may be exercised in full or in respect of 100 Shares or a multiple thereof, on the payment of the subscription price. The subscription price is based on the average last business done price for the Shares of the Company on the Singapore Exchange Securities Trading Limited for the three market days preceding the date of Offer. The Remuneration and Share Option Committee may at its discretion fix the subscription price at a discount not exceeding 20 percent to the above price. None of the options offered in the financial year was granted at a discount. The employees to whom the options have been granted do not have the right to participate by virtue of the options in a share issue of any other company. Certain employees who have been transferred from subsidiaries to the Company and to whom options have been granted may also hold options granted by subsidiaries prior to their transfer to the Company, while certain employees who have been granted options by the Company and were subsequently transferred from the Company to subsidiaries may be entitled to options under the subsidiaries' share option schemes.

Options to take up 5,680,000 Shares were granted during the financial year. There were 633,000 Shares issued by virtue of exercise of options and options to take up 3,814,250 Shares were cancelled during the financial year. At the end of the financial year, there were 18,296,000 Shares under option as follows:

	Number of Share Options					
Date of Grant	Balance at 1.1.01 or later date of grant	Exercised	Cancelled	Balance at 31.12.01	Subscription Price *	Date of Expiry
15.4.96	1,269,500	-	(1,269,500)	-	$9.97	14.4.01
19.8.96	1,628,750	-	(1,628,750)	-	$8.15	18.8.01
29.4.97	1,921,250	-	(156,250)	1,765,000	$6.20	28.4.02
8.9.97	1,605,000	-	(97,000)	1,508,000	$4.73	7.9.02
19.3.98	1,721,750	-	(112,750)	1,609,000	$3.78	18.3.03
7.9.98	1,852,000	(608,000)	(56,000)	1,188,000	$0.91	6.9.03
2.3.99	635,000	-	(68,000)	567,000	$3.50	1.3.09
1.11.99	1,911,000	-	(216,000)	1,695,000	$3.96	31.10.09
17.3.00	1,720,000	-	(136,000)	1,584,000	$2.80	16.3.10
18.10.00	2,799,000	-	(47,000)	2,752,000	$2.84	17.10.10
20.04.01	2,805,000	(25,000)	(23,000)	2,757,000	$2.42	19.04.11
27.09.01	2,875,000	-	(4,000)	2,871,000	$2.25	26.09.11
	22,743,250	(633,000)	(3,814,250)	18,296,000		

* Subscription prices were adjusted for the capital reduction

The information on Directors of the Company participating in the Scheme is as follows:

Name of Director	Options granted during the financial year	Aggregate options granted since commencement of the Scheme to the end of financial year	Aggregate options exercised since commencement of the Scheme to the end of financial year	Aggregate options lapsed since commencement of the Scheme to the end of financial year	Aggregate options outstanding as at the end of financial year
Lim Chee Onn	380,000	1,990,000	521,250	450,000	1,018,750
Loh Wing Siew	-	1,400,000	521,250	450,000	428,750
Choo Chiau Beng	280,000	1,820,000	521,250	450,000	848,750
Teo Soon Hoe	280,000	1,820,000	521,250	450,000	848,750

No employee received 5 percent or more of the total number of options available under the Scheme.

(b) The Company issued 350,000 RCCPS in 1997 at US$1,000 per RCCPS which carry the right to a cumulative preference dividend of 2% (net of tax) per annum. Unless previously redeemed, the RCCPS are convertible up to 29 July 2002 into Shares at $7.10 per Share subject to adjustment under certain circumstances. For the purpose of calculating the number of Shares to be issued on conversion of RCCPS, the exchange rate of $1.468 to US$1.00 shall be used throughout the life of the RCCPS. On 27 December 2001, the RCCPS was redeemed before its expiry date at a redemption amount of US$1,203.36 for each RCCPS.

20. OPTIONS OF SUBSIDIARIES

The particulars of share options, warrants and convertible loan stock and bonds of subsidiaries of the Company are as follows:

(a) Keppel Hitachi Zosen Limited
At the end of the financial year, there were 24,314,000 unissued shares of Keppel Hitachi Zosen under option for the Keppel Hitachi Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Hitachi Zosen.

(b) Keppel Land Limited
At the end of the financial year, there were 10,551,000 unissued shares of Keppel Land under option for the Keppel Land Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Land.

(c) Keppel Telecommunications & Transportation Ltd
At the end of the financial year, there were 130,336,561 unissued shares of Keppel T&T under option. This comprised US$96,800,000 principal amount of 2% Convertible Bonds due 2002 (conversion price of $2.46 per share at an exchange rate of $1.68 to US$1.00), 54,336,330 Warrants 020328 expiring on 28 March 2002 and 9,892,914 employee share options under the Keppel T&T Share Option Scheme 1993. Details and terms of the options have been disclosed in the Directors' Report of Keppel T&T.

(d) Singapore Petroleum Company Limited
At the end of the financial year, there were 4,057,000 unissued shares of Singapore Petroleum Company under option for the Singapore Petroleum Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Reports of Singapore Petroleum Company.

21. AUDITORS

Our auditors, PricewaterhouseCoopers have expressed their willingness to accept re-appointment at the Company's forthcoming annual general meeting.

On behalf of the Board

LIM CHEE ONN
Executive Chairman

TEO SOON HOE
Group Finance Director

Singapore, 27 March 2002

Balance Sheets

as at 31 December

	Note	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Share capital	2	**382,869**	765,104	**382,869**	765,104
Reserves	3	**1,967,043**	1,630,009	**2,275,428**	1,981,774
Share capital & reserves		**2,349,912**	2,395,113	**2,658,297**	2,746,878
Minority interests		-	-	**1,455,586**	4,258,162
Capital employed		**2,349,912**	2,395,113	**4,113,883**	7,005,040
Represented by:					
Fixed assets	4	**7,535**	8,743	**2,419,979**	3,282,974
Investment properties	5	-	-	**2,422,404**	2,790,861
Development properties	6	-	-	**196,368**	187,421
Subsidiaries	7	**2,964,922**	2,922,274	-	-
Associates	8	**112,580**	112,580	**1,146,934**	1,136,001
Investments	9	**1,701**	9,781	**190,491**	892,565
Loans receivable	10	**451,301**	451,355	**84,682**	31,302
Intangibles	11	-	-	**(7,479)**	14,555
		3,538,039	3,504,733	**6,453,379**	8,335,679
Current assets					
Stocks & work-in-progress	12	-	-	**2,443,877**	2,615,763
Amounts due from:					
- subsidiaries	13	**1,150,086**	1,699,999	-	-
- associates	13	**146**	238	**548,093**	634,206
Debtors	14	**11,863**	15,892	**1,158,784**	15,405,992
Short term investments	15	-	64,487	**379,427**	3,044,002
Bank balances, deposits & cash	16	**48,404**	62,658	**736,837**	8,304,909
		1,210,499	1,843,274	**5,267,018**	30,004,872
Current liabilities					
Creditors	17	**44,383**	37,597	**1,692,120**	23,593,235
Provisions	18	**5,000**	-	**23,740**	67,831
Amounts due to:					
- subsidiaries	13	**237,515**	19,529	-	-
- associates	13	-	1	**344,868**	477,393
Term loans	19	**1,589,732**	1,584,164	**2,852,102**	3,207,960
Taxation		-	-	**72,671**	275,340
Bank overdrafts	20	**6,063**	-	**6,838**	1,361
Proposed dividend (net)		-	75,095	-	75,095
		1,882,693	1,716,386	**4,992,339**	27,698,215
Net current assets/(liabilities)		**(672,194)**	126,888	**274,679**	2,306,657
Non-current liabilities					
Term loans	19	**450,000**	1,163,965	**2,402,415**	3,007,306
Deferred taxation		**23,201**	23,201	**211,760**	207,166
Deferred liabilities	21	**42,732**	49,342	-	422,824
		515,933	1,236,508	**2,614,175**	3,637,296
Net assets		**2,349,912**	2,395,113	**4,113,883**	7,005,040

The accompanying notes form an integral part of the financial statements.

Profit and Loss Accounts

for the year ended 31 December

	Note	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Turnover	22	**105,809**	71,526	**5,881,994**	6,217,784
Materials and subcontract costs		**-**	-	**(4,298,672)**	(4,614,995)
Staff costs	23	**(12,194)**	(10,130)	**(602,540)**	(495,535)
Depreciation and amortisation		**(1,327)**	(710)	**(197,030)**	(205,217)
Other operating income/ (expenses)		**21,254**	(2,778)	**(163,530)**	(244,806)
Operating profit	24	**113,542**	57,908	**620,222**	657,231
Investment income	25	**-**	-	**15,857**	15,142
Interest income	25	**68,896**	70,654	**53,407**	73,738
Interest expenses	25	**(48,986)**	(52,039)	**(79,615)**	(95,346)
Share of results of associates		**-**	-	**55,273**	58,491
Profit before tax and exceptional items		**133,452**	76,523	**665,144**	709,256
Exceptional items	26	**226,192**	190,340	**(198,542)**	(106,170)
Profit before taxation		**359,644**	266,863	**466,602**	603,086
Taxation	27	**(22,879)**	(22,000)	**(149,707)**	(180,658)
Profit after taxation		**336,765**	244,863	**316,895**	422,428
Minority interests		**-**	-	**67,697**	(280,289)
Profit attributable to shareholders		**336,765**	244,863	**384,592**	142,139
Comprising:					
Profit before exceptional items		**110,573**	54,523	**272,594**	237,058
Exceptional items	26	**226,192**	190,340	**111,998**	(94,919)
		336,765	244,863	**384,592**	142,139
Earnings per ordinary share	28				
Before exceptional items					
- basic		**-**	-	**35.6 cts**	30.7 cts
- diluted		**-**	-	**35.5 cts**	30.7 cts
After exceptional items					
- basic		**-**	-	**50.2 cts**	18.4 cts
- diluted		**-**	-	**50.2 cts**	18.4 cts
Gross dividend per ordinary share	29	**16.0 cts**	13.0 cts	**16.0 cts**	13.0 cts

The accompanying notes form an integral part of the financial statements.

Statements of Changes in Equity

for the year ended 31 December

Company	Share Capital $'000	Share Premium Account $'000	Capital Reserves $'000	Revenue Reserves $'000	Total $'000
As at 1 January 2001					
As previously reported	765,618	1,728,491	240,268	374,701	3,109,078
Effect of adopting SAS 32 (Note 1(b))	(514)	(713,451)	-	-	(713,965)
As restated	765,104	1,015,040	240,268	374,701	2,395,113
Dividend accrued for financial year 2000	-	-	-	75,095	75,095
	765,104	1,015,040	240,268	449,796	2,470,208
Net profit for the year	-	-	-	336,765	336,765
Dividend paid for financial year 2000	-	-	-	(75,123)	(75,123)
Shares issued	632	297	-	-	929
Capital distribution	(382,867)	-	-	-	(382,867)
Redemption of RCCPS	-	(60,737)	514	60,223	-
As at 31 December 2001	382,869	954,600	240,782	771,661	2,349,912
As at 1 January 2000					
As previously reported	786,769	1,727,974	218,018	246,989	2,979,750
Effect of adopting SAS 32 (Note 1(b))	(514)	(673,907)	-	-	(674,421)
As restated	786,255	1,054,067	218,018	246,989	2,305,329
Net profit for the year restated for the effect of prior year adjustments	-	-	-	244,863	244,863
Proposed final dividend of 13% less tax	-	-	-	(75,095)	(75,095)
Adjustment for prior year's dividend in respect of Shares bought-back	-	-	-	1,989	1,989
Shares issued	1,099	517	-	-	1,616
Shares bought-back	(22,250)	-	22,250	(83,589)	(83,589)
Imputed interest and exchange adjustment of RCCPS	-	(39,544)	-	39,544	-
As at 31 December 2000	765,104	1,015,040	240,268	374,701	2,395,113

Group	Share Capital $'000	Share Premium Account $'000	Capital Reserves $'000	Revenue Reserves $'000	Foreign Exchange Translation Account $'000	Total $'000
As at 1 January 2001						
As previously reported	765,618	1,728,491	667,898	376,303	(62,870)	3,475,440
Effect of adopting SAS 32 (Note 1(b), 2 & 19)	(514)	(713,451)	5,551	(2,089)	-	(710,503)
Effect of adopting SAS 34 (Note 1(b))	-	-	-	(14,354)	-	(14,354)
Change in accounting policy for revenue recognition from completion method to percentage of completion method (Note 1(q))	-	-	-	(3,807)	102	(3,705)
As restated	765,104	1,015,040	673,449	356,053	(62,768)	2,746,878
Effect of adopting SAS 31 (Note 1(b))	-	-	-	2,189	-	2,189
Dividend accrued for financial year 2000	-	-	-	75,095	-	75,095
	765,104	1,015,040	673,449	433,337	(62,768)	2,824,162
Deficit on revaluation of investment properties	-	-	(108,515)	-	-	(108,515)
Currency translation gain	-	-	-	-	25,074	25,074
Gains/(losses) not recognised in profit & loss account	-	-	(108,515)	-	25,074	(83,441)
Net profit for the year	-	-	-	384,592	-	384,592
Dividend paid for financial year 2000	-	-	-	(75,123)	-	(75,123)
Transfer of statutory, capital and other reserves to revenue reserves on disposal of subsidiaries	-	-	(116,849)	111,465	5,384	-

	Share Capital $'000	Share Premium Account $'000	Capital Reserves $'000	Revenue Reserves $'000	Foreign Exchange Translation Account $'000	Total $'000
Revaluation surplus realised and transferred to profit & loss account upon disposal of investment property	-	-	**(24,855)**	-	-	**(24,855)**
Currency translation loss realised and transferred to profit & loss account upon disposal of subsidiaries	-	-	-	-	**10,847**	**10,847**
Other adjustments	-	-	**(1,206)**	**4,184**	**1,075**	**4,053**
Shares issued	**632**	**297**	-	-	-	**929**
Capital distribution	**(382,867)**	-	-	-	-	**(382,867)**
Redemption of RCCPS	-	**(60,737)**	**514**	**60,223**	-	-
As at 31 December 2001	**382,869**	**954,600**	**422,538**	**918,678**	**(20,388)**	**2,658,297**
As at 1 January 2000						
As previously reported	786,769	1,727,974	147,487	905,778	(54,785)	3,513,223
Effect of adopting SAS 32 (Note 1(b), 2 & 19)	(514)	(673,907)	5,551	-	-	(668,870)
Effect of adopting SAS 34 (Note 1(b))	-	-	-	(13,743)	-	(13,743)
Change in accounting policy for revenue recognition from completion method to percentage of completion method (Note 1(q))	-	-	-	21,801	-	21,801
As restated	786,255	1,054,067	153,038	913,836	(54,785)	2,852,411
Surplus on revaluation of investment properties	-	-	4,637	-	-	4,637
Currency translation loss restated for the effect of prior year adjustments	-	-	-	-	(10,237)	(10,237)
Gains/(losses) not recognised in profit & loss account	-	-	4,637	-	(10,237)	(5,600)
Net profit for the year restated for the effect of prior year adjustments	-	-	-	142,139	-	142,139
Proposed final dividend of 13% less tax	-	-	-	(75,095)	-	(75,095)
Adjustment for prior year's dividend in respect of Shares bought-back	-	-	-	1,989	-	1,989
Adjustment arising from changes in Group composition	-	-	8,769	(35,510)	-	(26,741)
Goodwill on consolidation	-	-	(52,633)	-	-	(52,633)
Transfer of statutory reserves	-	-	46,415	(46,415)	-	-
Reclassification of goodwill on consolidation and others	-	-	496,237	(498,491)	2,254	-
Transfer to profit & loss account	-	-	(2,160)	-	-	(2,160)
Other adjustments	-	-	(3,104)	(2,355)	-	(5,459)
Shares issued	1,099	517	-	-	-	1,616
Shares bought-back	(22,250)	-	22,250	(83,589)	-	(83,589)
Imputed interest and exchange adjustment of RCCPS	-	(39,544)	-	39,544	-	-
As at 31 December 2000	765,104	1,015,040	673,449	356,053	(62,768)	2,746,878

The accompanying notes form an integral part of the financial statements.

Consolidated Cash Flow Statements

for the year ended 31 December

	Note	2001 $'000	2000 $'000
CASH FLOW FROM OPERATING ACTIVITIES			
Operating profit		**620,222**	657,231
Adjustments:			
Depreciation and amortisation		**197,030**	205,217
Provisions		**128,570**	61,402
Profit on sale of associates		**(3,987)**	(316)
Profit on sale of fixed assets		**(7,027)**	(8)
Others		**(19,602)**	9,206
Cash flow provided by operations before changes in working capital		**915,206**	932,732
Working capital changes:			
Stocks & work-in-progress		**(231,913)**	(671,018)
Debtors		**(1,290,148)**	(2,577,324)
Creditors		**(2,208,758)**	2,467,225
Investments in bonds and shares		**(1,757,647)**	(423,195)
Advances to associates		**93,264**	44,028
Translation of foreign subsidiaries		**(47,679)**	(21,867)
		(4,527,675)	(249,419)
Interest received		**212,411**	40,700
Interest paid		**(231,879)**	(101,148)
Income taxes paid		**(106,201)**	(68,462)
Net cash used in operating activities		**(4,653,344)**	(378,329)
CASH FLOW FROM INVESTING ACTIVITIES			
Acquisition less disposal of subsidiaries	A	**(1,522,857)**	(415,181)
Acquisition of associates		**(70,699)**	(226,917)
Acquisition of fixed assets and investment properties		**(196,400)**	(352,780)
Acquisition of development properties		**(22,944)**	(8,612)
Proceeds from disposal of associates		**13,681**	19,814
Proceeds from disposal of fixed assets		**102,552**	80,497
Dividends received from investments		**29,111**	24,633
Net cash used in investing activities		**(1,667,556)**	(878,546)
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from share issues		**929**	1,616
Proceeds from minority shareholders of subsidiaries		**7,851**	59,010
Proceeds from term loans		**1,357,400**	2,665,736
Capital distribution		**(382,867)**	-
Redemption of RCCPS		**(774,702)**	-
Consideration for share buy-back		**-**	(83,589)
Repayment of term loans		**(1,274,422)**	(1,186,566)
Distribution to minority shareholders of subsidiaries		**-**	(64,443)
Dividend paid to shareholders of the Company		**(82,741)**	(80,571)
Dividend paid to minority shareholders of subsidiaries		**(104,097)**	(179,178)
Net cash (used in)/from financing activities		**(1,252,649)**	1,132,015
Net decrease in cash and cash equivalents		**(7,573,549)**	(124,860)
Cash and cash equivalents as at 1 January		**8,303,548**	8,428,408
Cash and cash equivalents as at 31 December	B	**729,999**	8,303,548

A. Acquisition/(Disposal) of Subsidiaries

During the financial year, the fair values of net assets and liabilities of subsidiaries acquired and disposed were as follows:

	Note	2001 $'000	2000 $'000
Fixed assets and investment properties		**(697,185)**	750,655
Development properties		-	93,866
Associates		**(48,944)**	230,716
Investments		**(5,043,067)**	39,812
Stocks, debtors and creditors		**5,589,364**	(644,513)
Net bank balances and cash		**(2,949,557)**	64,109
Minority interests		**2,486,667**	(38,138)
		(662,722)	496,507
Net profit on disposal/goodwill on consolidation		**(763,978)**	(17,217)
Purchase consideration less sale proceeds		**(1,426,700)**	479,290
Add: net bank balances and cash acquired/disposed		**2,949,557**	(64,109)
Cash flow on acquisition/disposal net of cash acquired/disposed		**1,522,857**	415,181
Analysed as follows:			
Purchase consideration less net cash acquired		**(429,555)**	(416,640)
Sales proceeds less net cash disposed		**(1,093,302)**	1,459
		(1,522,857)	(415,181)

B. Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and balances with banks. Cash and cash equivalents in the consolidated cash flow statements comprise the following balance sheet amounts:

	2001	2000
Bank balances, deposits and cash	**736,837**	8,304,909
Bank overdrafts	**(6,838)**	(1,361)
	729,999	8,303,548

The accompanying notes form an integral part of the financial statements.

Notes to the Financial Statements

31 December 2001

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

The Company is domiciled and incorporated in Singapore and is listed on the Singapore Exchange Securities Trading Limited. The address of its registered office is:

23 Church Street #15-01
Capital Square
Singapore 049481

The Company's principal activity is that of an investment holding and management company.

The principal activities of the companies in the Group consist of:

- offshore oil-rig construction, shipbuilding & shiprepair and conversion;
- *network & utilities engineering services & power generation;*
- property development & investment and property fund management; and
- investments.

During the financial year, the Company *disposed its interest in Keppel Capital Holdings* Limited and exited the banking business. The Company also intends to divest its interest in Singapore Petroleum Company Limited whose principal activity is in refining and distribution of crude oil and petroleum products.

Apart from the above, there have been no significant changes in the nature of these principal activities during the financial year.

The financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 December 2001 were authorised for issue by the Board of Directors on 18 March 2002.

(b) Basis of Accounting

The financial statements are prepared in accordance with the historical cost convention modified by revaluation of certain fixed assets and investment properties.

The financial statements are prepared in accordance with and comply with Singapore Statements of Accounting Standard.

The financial statements are expressed in Singapore dollars.

In 2001, the Group adopted the following new Singapore Statements of Accounting Standard (SAS):

SAS 8 (Revised 2000)	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
SAS 10 (Revised 2000)	Events Occurring after the Balance Sheet Date
SAS 22 (Revised 2000)	Business Combinations
SAS 31	Provisions, Contingent Liabilities and Contingent Assets
SAS 32	Financial Instruments - Disclosure and Presentation
SAS 34	Intangible Assets
SAS 35	Discontinuing Operations
SAS 36	Impairment of Assets

In particular, the effects of adopting SAS 8, SAS 22, SAS 31, SAS 32 and SAS 34 are summarised as follows:

SAS 8 – Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies

With the adoption of SAS 8, certain expense items amounting to $54,194,000 which were presented as extraordinary items in the profit and loss account of previous year, no longer qualify as extraordinary items as they are not arising from events or transactions that are clearly distinct from the ordinary activities of the Group and Company. When items of income or expense from ordinary activities are of such size, nature or incidence that their disclosure is relevant to explain the performance of the Group and Company, the directors have disclosed such amounts separately as exceptional items. For comparative purposes, amounts previously disclosed as extraordinary items have been reclassified as exceptional items.

SAS 22 – Business Combinations

Prior to 1 January 2001, goodwill or capital reserves arising on consolidation are directly adjusted against shareholders' equity. With the adoption of the revised SAS 22 from 1 January 2001, goodwill or negative goodwill is amortised and charged to the profit and loss account. As a result of this change in policy, negative goodwill arising on consolidation amounting to $18,268,000 has been created in the current financial year (Note 11).

SAS 31 – Provisions, Contingent Liabilities and Contingent Assets

Provisions are recognised only when the Group has a present legal or constructive obligation as a result of past events. Provisions made in the past amounting to $2,189,000 have been adjusted to revenue reserves, as these do not meet the definition of provisions.

SAS 32 – Financial Instruments - Disclosure and Presentation

In compliance with SAS 32, the Redeemable Convertible Cumulative Preference Shares ("RCCPS") are now treated as a debt instrument. An amount of $713,965,000 as at 1 January 2001 has been reclassified as term loans and an amount of $68,356,000 has been charged to the profit and loss account during the financial year. SAS 32 also requires the segregation of the liability and equity components of convertible bonds and to reflect the amortisation of discount arising on the issue of the bonds in the profit and loss account. As a result of this change in policy, amortisation of bond discount amounting to $3,180,000 has been charged to the profit and loss account and $2,089,000 adjusted to revenue reserves. The equity component of the bonds amounting to $5,551,000 has been adjusted to capital reserves.

SAS 34 – Intangible Assets

Deferred expenditures, mainly deferred expenses are now written off in the year incurred instead of being amortised over a period of years. As a result of this change in policy, deferred expenditure amounting to $14,354,000 (net of minority interests) has been adjusted to revenue reserves.

SAS 35 – Discontinuing Operations

Information about the Group's discontinuing operations are disclosed in Notes 34 and 35 of the financial statements.

(c) Basis of Consolidation

The Group's financial statements include the financial statements of the Company and its subsidiaries. The results of subsidiaries acquired or disposed of during the financial year are included or excluded from the Group's financial statements from their respective dates of acquisition or disposal.

For inclusion in the Group's financial statements, all assets and liabilities of foreign subsidiaries and associates are translated into Singapore dollars at the exchange rates ruling at the end of the financial year. The trading results of foreign subsidiaries and associates are translated into Singapore dollars at the average exchange rates for the financial year. Exchange differences due to such currency translations are classified as reserves and dealt with through the foreign exchange translation account.

(d) Goodwill

Goodwill represents the excess of the fair value of consideration given over the fair value of identifiable net assets of subsidiaries and associates when acquired. Goodwill is amortised on a straight line basis over its useful life up to a maximum of 20 years. Goodwill which is assessed as having no economic value is written off to the profit and loss account. The gain or loss on disposal of a subsidiary or associate includes the unamortised balance of goodwill relating to the subsidiary or associate disposed of.

Negative goodwill represents the excess of the fair value of identifiable net assets of subsidiaries and associates when acquired over the fair value of consideration given. Negative goodwill is presented in the same classification as goodwill in the balance sheet. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair value of non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of these assets; negative goodwill in excess of the fair value of these assets is recognised in the profit and loss account immediately.

(e) Fixed Assets

Fixed assets are stated at cost except for those which have been revalued. Surpluses arising on revaluation are credited directly to capital reserves. Revaluation deficits are taken to the profit and loss account in the absence of or to the extent that they exceed any surpluses held in reserves relating to previous revaluations of the same class of assets.

Profits or losses on disposal of fixed assets are included in the profit and loss account. Any surpluses held in capital reserves in respect of previous revaluations of fixed assets disposed of are regarded as having become realised and are transferred to revenue reserves.

(f) Depreciation

Depreciation of fixed assets is calculated on the straight line basis so as to write off the cost of the assets over their estimated useful lives. No depreciation is provided on freehold and long leasehold (i.e. with unexpired tenures of over 20 years) land, and capital work-in-progress. Short leasehold land is depreciated over the remaining life of the lease and the estimated useful lives of other assets are as follows:

Freehold and leasehold land and buildings	2 to 73 years
Vessels, docks and wharves	10 to 60 years
Plant, machinery and equipment	2 to 30 years

(g) Investment Properties

Investment properties are stated at valuation made each year in accordance with Statement of Accounting Standard 25. Surpluses arising on revaluation are credited directly to capital reserves. Revaluation deficits are taken to the profit and loss account in the absence of or to the extent that they exceed any surpluses held in reserves relating to previous revaluations of the same class of assets.

Profits or losses on disposal of investment properties are included in the profit and loss account. Any surpluses held in capital reserves in respect of previous revaluations of investment properties disposed of are regarded as having become realised and are transferred to the profit and loss account.

(h) Development Properties

Development properties are stated at cost, which includes cost of land and construction, related overhead expenditure and financing charges incurred during the period of development.

Each investment property under development is accounted for as a separate project. Where a project comprises more than one component, each component is treated as a separate project, and interest and other net costs are apportioned accordingly.

Investment properties under development are considered completed and are transferred to investment properties when they are ready for their intended use as defined in the foreword to Statement of Accounting Standard 19.

(i) Subsidiaries

Investments in subsidiaries are stated in the Company's financial statements at cost less provision to the extent of the amount considered by Directors to be an impairment in value other than temporary. Cost of investments in subsidiaries includes cost of subscription to warrants issued by subsidiaries. This is to reflect the Group's intention to maintain effective controlling interest in the subsidiaries.

(j) Associates

An associate is a company or partnership, not being a subsidiary, in which the Group has a long-term substantial equity voting interest and in whose commercial and financial policy decisions the Group actively participates.

Investments in associates are stated in the Company's financial statements at cost less provision to the extent of the amount considered by Directors to be an impairment in value other than temporary. The Group's share of post-acquisition retained reserves or losses is included in the carrying values in the Group's balance sheet. The Group's share of the results of the associates is included in the consolidated profit and loss account.

(k) Investments

Quoted and unquoted investments held on a long-term basis are stated at cost adjusted for amortisation of premium and accretion of discount over the period to maturity. Where adjusted cost exceeds the market value or the underlying net asset value, provision is made to the extent considered by Directors to be an impairment in value other than temporary.

Investments held as current assets are stated at the lower of cost and market or fair value on a portfolio basis.

Profits or losses on disposal of investments are included in the profit and loss account. Cost is determined on the weighted average cost method.

(l) ***Intangibles***

Intangible assets include deferred expenditure and development costs. Costs incurred which is expected to generate future economic benefits are recognised as intangibles and amortised on a straight line basis over their useful lives, but not exceeding 20 years.

(m) **Stocks & Work-in-Progress**

Stocks, consumable materials and supplies are stated at the lower of cost and net realisable value, cost being principally determined on the weighted average method.

Work-in-progress is stated at the lower of cost (*comprising* direct labour, material costs, direct expenses and an appropriate proportion of production overhead expenditure) and net realisable value which is arrived at after providing for estimated costs to completion.

Work completed but not billed is stated at actual billing values.

Completed properties held for sale are stated at the lower of cost and net realisable value. Cost includes cost of land and construction, and interest incurred during the period of construction.

Development properties held for sale are stated at the lower of cost or net realisable value. Upon receipt of temporary occupation permits, these are transferred to completed properties held for sale.

(n) **Impairment of Assets**

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.

If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of an asset is reduced to its recoverable amount and the impairment loss is recognised as an expense immediately.

(o) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the *obligation, and a reliable estimate of the amount can be made.*

Warranty - Upon completion of a contract, a provision for warranty is set up to cover the estimated liability which may arise during the warranty period. This provision is based on service history. Any surplus of provision will be written back at the end of the warranty period while additional provisions where necessary are made when known.

Claims - Provision is made for the estimated cost of all claims notified but not settled at *the balance sheet date, less recoveries, using the best information* available at the time. Provision is also made for claims incurred but not reported at the balance sheet date based on historical claims experience, modified for variations in expected future settlement.

(p) Turnover

Turnover consists of:

- Revenue recognised on contracts, under the percentage of completion method when the outcome of the contract can be estimated reliably;
- Invoiced value of goods and services including rental income from investment properties;
- Investment income earned by investment holding companies;. and
- Interest and fee income earned by banking and financial services subsidiaries.

(q) Revenue and Income Recognition

With effect from 1 January 2001, the Group changed its accounting policy with respect to income recognition on rigbuilding, shipbuilding & shiprepair and conversion contracts.

Revenue from rigbuilding, shipbuilding & shiprepair and conversion is recognised based on the percentage of completion method in proportion to the stage of completion, provided that the work is at least 20% complete and the outcome of the contract can be estimated reliably. The percentage of completion is measured by reference to the percentage of costs incurred to-date to the estimated total costs for each contract, with due consideration made to include only those costs that reflect work performed. Provision is made where applicable for anticipated losses on contracts in progress.

Prior to 1 January 2001, income recognition on shipbuilding and shiprepair contracts is brought into account on completion of contracts and provision is made where applicable for anticipated losses on contracts in progress at balance sheet date. This change in accounting policy has been adopted to better reflect the business activities and to be in line with the proposed amendment to Statement of Accounting Standard 11. The change in accounting policy resulted in an increase in profit after taxation and minority interests amounting to $27,428,000 (2000: decrease of $25,608,000) for the Group in the current financial year.

Income recognition on long term engineering contracts is based on the percentage of completion method and, when losses are expected, full provision is made in the accounts after adequate allowance has been made for estimated costs to completion.

Income recognition on development properties held for sale is based on percentage of completion method. The profit recognition upon the signing of sales contracts for Singapore trading properties under development is 20% of the total estimated profit attributable to the actual contracts signed. Subsequent recognition of profit is based on the stage of development completion. The amount brought into the accounts is after making provision for contingencies. When losses are expected, full provision is made in the accounts after adequate allowance has been made for estimated costs to completion. Any expenditure incurred on abortive projects is written off to the profit and loss account.

Revenue from the sale of products is recognised upon shipment to customers, net of goods and services tax and sales returns.

Revenue from the rendering of services is recognised when the service is rendered.

Dividend income from investments is recognised when declared to be payable, and in the case of fixed interest bearing investments, on an accrual basis.

(r) Foreign Exchange, Swaps, Financial Futures and Other Derivative Contracts

Trading - Foreign exchange, swaps, financial futures and other derivative contracts other than in relation to hedging activities are valued at market rates ruling at the balance sheet date and the gain or loss is taken to the profit and loss account immediately.

Hedging - Foreign exchange, swaps, financial futures and other derivative contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

(s) Deferred Taxation

The liability method of tax effect accounting is adopted by the Group. Deferred taxation in the balance sheets represents tax at the current rates on timing differences between accounting income and taxable income which include principal items such as depreciation and future income tax benefits from certain provisions not allowed for taxation purposes until a later period, to the extent that it is probable that the liability will arise. Deferred tax benefits are recognised only to the extent of any deferred tax liability or where such benefits are expected to be realisable in the near future.

(t) Foreign Currencies

Transactions arising in foreign currencies during the financial year are recorded at exchange rates approximating those ruling at transaction dates.

Monetary assets and liabilities denominated in foreign currencies at the end of the financial year are translated at exchange rates approximating those ruling at that date.

Exchange differences are dealt with in the profit and loss account.

(u) Fair Values of Financial Assets and Liabilities

The carrying amounts of financial assets and liabilities included in net current assets approximate their value due to their short term nature. Information relating to the fair values of investments, loans receivable and term loans are given in Note 9, 10 and 19.

(v) Financial Risk Management

The Group operates internationally and is exposed to a variety of financial risks, including the effect of changes in debt and equity market prices, foreign currency exchange rates and interest rates. Financial risk management is carried out by the Keppel Group Treasury Department in accordance with established policies and guidelines. These policies and guidelines are established by the Group Central Finance Committee and is updated to take into account changes in the operating environment. This committee is chaired by the Group Finance Director and comprises Chief Financial Officers of the Group's key operating companies and Head Office specialists.

(i) Foreign Exchange Risk

The Group has receivables and payables denominated in foreign currencies viz US dollars, Australian, European and other Asian currencies. The Group's foreign currency exposures arise mainly from the exchange rate movement of these foreign currencies against the Singapore dollars, which is the Group's reporting currency.

To hedge against the volatility of future cash flows caused by changes in foreign currency rates, the Group utilises forward foreign currency contracts and other foreign currency hedging instruments to hedge the Group exposure to specific currency risk relating to investments, receivables, payables and other commitments. Group Treasury Department monitors the current and projected foreign currency cash flow of the Group and aims to reduce the exposure of the net position in each currency by borrowing in foreign currency and other currency contracts where appropriate.

(ii) Interest Rate Risk

The Group is a net borrower of funds and has a net interest expense during the current financial year. The Group is exposed to interest rate risk for changes in interest rates primarily for debt obligation, placement in the money market and investments in bonds. The Group policy is to maintain a mix of fixed and variable rate debt instruments with varying maturities. Where necessary, the Group uses derivative financial instruments to hedge the interest rates risk. This may include interest rate swaps and interest rate cap.

(iii) Liquidity Risk

Prudent liquidity risk management requires the Group to maintain sufficient cash and marketable securities, internally generated cash flows, and the availability of funding resources through an adequate amount of committed credit facilities. Group Treasury also maintains a mix of short-term money market borrowings and medium/long term loans to fund working capital requirements and capital expenditures/investments. Due to the dynamic nature of the business, the Group maintains flexibility in funding by ensuring that ample working capital lines are available at any one time.

(iv) Credit Risk

Credit risk refers to the risk that debtors will default on their obligation to repay the amount owing to the Group. A substantial portion of the Group's revenue is on credit term or stage of completion. These credit terms are normally contractual. The Group adopts stringent procedures on extending credit terms to customers and the monitoring of credit risk. The credit policy spells out clearly the guidelines on extending credit terms to customers, including monitoring the process and using related industry's practices as reference. This includes assessing and valuation of customer's credit reliability and periodic review of their financial status to determine the credit limits to be granted. Customers are also assessed based on their historical payment records. Where necessary, customers may also be requested to provide security or advance payment before services are rendered. The Group's policy does not permit non-secured credit risk to be significantly centralised in one customer or a group of customers.

2. SHARE CAPITAL

	Company and Group	
	2001	2000
	$'000	$'000
(a) Ordinary Shares ("Shares")		
Authorised:		
3,000,000,000 Shares of $0.50 each		
(2000: 1,500,000,000 Shares of $1 each)	**1,500,000**	1,500,000
Issued and fully paid:		
Balance 1 January		
765,104,091 Shares of $1 each		
(2000: 786,255,091 Shares of $1 each)	**765,104**	786,255

	Company and Group 2001 $'000	2000 $'000
631,000 Shares of $1 each and 2,000 Shares of $0.50 each issued on exercise of options under the KCL Share Option Scheme (2000: 1,099,000 Shares of $1 each)	**632**	1,099
Capital distribution by way of reduction in the par value of each Share from $1 to $0.50 for 765,735,091 Shares (2000: Nil)	**(382,867)**	-
Nil Shares repurchased (2000: 22,250,000 Shares of $1 each repurchased at prices ranging from $3.22 to $4.16 per Share for total consideration of $83,588,737)	-	(22,250)
Balance 31 December 765,737,091 Shares of $0.50 each (2000: 765,104,091 Shares of $1 each)	**382,869**	765,104
(b) Preference Shares		
Authorised: 350,000 redeemable convertible cumulative preference shares of US$1 each ("RCCPS")	-	514
Issued and fully paid: 350,000 RCCPS	**514**	514
Effect of adopting SAS 32 (Note 1(b))	**(514)**	(514)
As restated	-	-
(c) Total Issued Share Capital	**382,869**	765,104

During the financial year, the Company effected a capital reduction pursuant to Section 73 of the Companies Act (Chapter 50) by way of a reduction in the par value of each Share from $1 to $0.50 through a cash distribution which amounted to $383 million.

The Company issued 350,000 RCCPS in 1997 at US$1,000 per RCCPS which carry the right to a cumulative preference dividend of 2% (net of tax) per annum. Unless previously redeemed, the RCCPS are convertible up to 29 July 2002 into Shares at $7.10 per Share subject to adjustment under certain circumstances. For the purpose of calculating the number of Shares to be issued on conversion of RCCPS, the exchange rate of $1.468 to US$1.00 shall be used throughout the life of the RCCPS. In compliance with SAS 32, the RCCPS including the imputed interest and exchange adjustment are reclassified as term loans. The comparative figures have been restated to conform to the new accounting standard (Note 1(b)). On 27 December 2001, the RCCPS was redeemed before its expiry date at a redemption amount of US$1,203.36 for each RCCPS.

Details of outstanding share options of the Company as at the end of the financial year are set out in paragraph 19 of the Directors' Report.

3. RESERVES

	Company		Group	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Share Premium Account	**954,600**	1,015,040	**954,600**	1,015,040
Capital Reserves				
Special reserve account	**110,117**	110,117	**110,117**	-
Warrant reserve account	**107,901**	107,901	**107,901**	107,901
Capital redemption reserve account	**22,764**	22,250	**22,764**	22,250
Statutory reserves	**-**	-	**-**	186,077
Asset revaluation surpluses	**-**	-	**141,068**	274,438
Others	**-**	-	**40,688**	82,783
	240,782	240,268	**422,538**	673,449
Revenue Reserves	**771,661**	374,701	**918,678**	356,053
Foreign Exchange Translation Account	**-**	-	**(20,388)**	(62,768)
	1,967,043	1,630,009	**2,275,428**	1,981,774

The Special reserve account represents amount transferred from the share premium account. This amount was previously applied in setting off goodwill arising on consolidation in the Group accounts and has been restated in the current financial year upon the disposal of a subsidiary.

The Warrant reserve account represents net proceeds from the Company's Rights issue of Warrants 1997.

The Capital redemption reserve account represents amount by which the Company's issued share capital is diminished on cancellation of shares bought-back and amount transferred from revenue reserves on redemption of RCCPS.

The Statutory reserves in the previous year comprise amounts transferred from the profit and loss account in accordance with the provisions of the Banking Act, Cap. 19, the Finance Companies Act, Cap. 108, the Securities Industry Regulations, 1986, the Rules and Regulations of Singapore Exchange Derivatives Trading Limited (formerly known as Singapore International Monetary Exchange Limited) and the Banking and Financial Institution Act, 1989 (Malaysia). The Company has disposed of its interest in these banking and finance company subsidiaries during the financial year.

Movements in reserves are set out in the Statements of Changes in Equity.

4. *FIXED ASSETS*

	Freehold Land & Buildings $'000	Leasehold Land & Buildings $'000	Plant, Machinery & Equipment $'000	Total $'000
Company				
2001				
Cost				
At 1 January	**6,410**	**1,497**	**3,259**	**11,166**
Additions	**-**	**-**	**119**	**119**
At 31 December	**6,410**	**1,497**	**3,378**	**11,285**
Depreciation				
At 1 January	**914**	**229**	**1,280**	**2,423**
Additions	**95**	**24**	**1,208**	**1,327**
At 31 December	**1,009**	**253**	**2,488**	**3,750**
Net book value	**5,401**	**1,244**	**890**	**7,535**
2000				
Net book value	5,496	1,268	1,979	8,743
Depreciation	75	19	616	710

Group	Freehold Land & Buildings $'000	Leasehold Land & Buildings $'000	Vessels & Floating Docks $'000	Plant, Machinery & Equipment $'000	Capital Work-in-Progress $'000	Total $'000
2001						
Cost or valuation						
At 1 January	**135,471**	**1,483,483**	**647,825**	**1,834,058**	**278,111**	**4,378,948**
Additions	**9,079**	**9,074**	**6,795**	**39,303**	**81,808**	**146,059**
Disposals	**(6,465)**	**(20,005)**	**(86,102)**	**(42,825)**	**-**	**(155,397)**
Subsidiaries acquired	**-**	**-**	**-**	**4,624**	**-**	**4,624**
Subsidiaries disposed	**(45,490)**	**(514,671)**	**-**	**(129,133)**	**(87,515)**	**(776,809)**
Impairment and write-off	**(74)**	**(26,436)**	**(14,835)**	**(118,255)**	**(1,498)**	**(161,098)**
Reclassification	**(2,106)**	**22,086**	**(262)**	**273,879**	**(285,726)**	**7,871**
Exchange differences arising on consolidation	**2,610**	**13,275**	**17,274**	**20,228**	**25,651**	**79,038**
At 31 December	**93,025**	**966,806**	**570,695**	**1,881,879**	**10,831**	**3,523,236**
Representing:						
Cost	**93,025**	**808,203**	**346,816**	**1,780,894**	**10,831**	**3,039,769**
Valuation	**-**	**158,603**	**223,879**	**100,985**	**-**	**483,467**
	93,025	**966,806**	**570,695**	**1,881,879**	**10,831**	**3,523,236**
Depreciation						
At 1 January	**16,356**	**154,276**	**171,833**	**753,509**	**-**	**1,095,974**
Additions	**3,076**	**35,599**	**27,458**	**128,884**	**-**	**195,017**
Disposals	**(1,569)**	**(11,786)**	**(40,190)**	**(29,288)**	**-**	**(82,833)**
Subsidiaries acquired	**-**	**-**	**-**	**328**	**-**	**328**
Subsidiaries disposed	**(6,842)**	**(30,349)**	**-**	**(82,025)**	**-**	**(119,216)**
Write-off	**-**	**-**	**-**	**(1,705)**	**-**	**(1,705)**
Reclassification	**(1,253)**	**(256)**	**(1,766)**	**7,255**	**-**	**3,980**
Exchange differences arising on consolidation	**481**	**1,254**	**3,047**	**6,930**	**-**	**11,712**
At 31 December	**10,249**	**148,738**	**160,382**	**783,888**	**-**	**1,103,257**
Net book value	**82,776**	**818,068**	**410,313**	**1,097,991**	**10,831**	**2,419,979**
2000						
Net book value	119,115	1,329,207	475,992	1,080,549	278,111	3,282,974
Depreciation	3,704	35,493	33,731	124,184	-	197,112

During the financial year, the Group wrote down certain vessels and warehouses to reflect the impairment of their carrying amounts. These are revalued by directors based on appraisal received from independent firms of professional valuers during the financial year.

Certain plant, machinery and equipment of subsidiaries are mortgaged to banks for bank loans and overdraft facilities (Note 19).

5. INVESTMENT PROPERTIES

	Group 2001 $'000	Group 2000 $'000
Freehold investment properties	**595,930**	793,053
Leasehold investment properties	**1,826,474**	1,997,808
	2,422,404	2,790,861

Revaluation of the Group's investment properties (including integral plant and machinery) are undertaken annually. For the current financial year, the valuation was based on the following valuations by independent firms of professional valuers:

- Colliers Jardine Consultancy & Valuation (Singapore) Pte Ltd for properties in Singapore; and
- F P D Savills (Singapore) Pte Ltd for properties in Vietnam.

Based on the valuations, the Group's share of net deficit over their book value amounted to $108,515,000 and has been taken direct to asset revaluation reserves account.

Certain investment properties of subsidiaries are mortgaged to banks for loan facilities (Note 19).

6. DEVELOPMENT PROPERTIES

	Group 2001 $'000	Group 2000 $'000
Land cost	**122,217**	124,922
Development cost incurred to date	**74,151**	62,499
	196,368	187,421

7. SUBSIDIARIES

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Quoted shares at cost Market value: $1,334,747,000 (2000: $2,521,520,000)	**1,530,683**	2,271,172	-	-
Quoted warrants at cost Market value: $878,000 (2000: $12,999,000)	**17,567**	17,567	-	-
Unquoted shares at cost	**1,420,672**	637,535	-	-
	2,968,922	2,926,274	-	-
Provision for diminution in value	**(4,000)**	(4,000)	-	-
	2,964,922	2,922,274	-	-

The accounts of Keppel Capital Holdings Ltd (KCH) was consolidated with the accounts of the Company until August 2001 notwithstanding that the shareholding of the Company in KCH had fallen below 50% of the voting rights then. Consolidation has been done on the grounds that the Company has the ability to exercise control over the financial and operating policies of KCH via its control over the Board of Directors of KCH until its divestment in August 2001. This is in accordance with Statement of Accounting Standard 26.

Information relating to the subsidiaries consolidated in the financial statements is given in Note 39.

8. ASSOCIATES

	Company		Group	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Quoted shares at cost Market value: Company $111,350,000 (2000: $92,339,000) Group $138,166,000 (2000: $233,824,000)	**109,506**	109,506	**123,402**	248,675
Unquoted shares at cost	**3,074**	3,074	**1,024,114**	946,085
	112,580	112,580	**1,147,516**	1,194,760
Provision for diminution in value	**-**	-	**(6,955)**	(9,219)
	112,580	112,580	**1,140,561**	1,185,541
Share of retained reserves	**-**	-	**6,373**	(49,540)
	112,580	112,580	**1,146,934**	1,136,001

Movements in the provision for diminution in value of associates are as follows:

At 1 January	**-**	-	**9,219**	8,131
Charge to profit & loss account	**-**	-	**1,752**	2,205
Amount written off	**-**	-	**(4,016)**	(1,117)
At 31 December	**-**	-	**6,955**	9,219

Information relating to the associates whose results are included in the financial statements is given in Note 39.

9. INVESTMENTS

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Quoted investments, at cost				
Shares in corporations				
Market value:				
Company Nil				
(2000: $41,850,000)				
Group $36,825,000				
(2000: $467,696,000)	-	9,004	**105,257**	365,414
Bonds in corporations				
Market value:				
Company Nil				
(2000: $3,015,000)				
Group $7,066,000				
(2000: $79,760,000)	-	7,066	**7,066**	90,138
Total quoted investments				
Market value:				
Company Nil				
(2000: $44,865,000)				
Group $43,891,000				
(2000: $547,456,000)	-	16,070	**112,323**	455,552
Unquoted investments, at cost				
Shares in corporations	**6,833**	6,843	**131,117**	244,815
Bonds in corporations	-	-	**16,646**	108,948
Floating rate notes	-	-	**1,836**	157,196
Others – including advances to investee companies	-	-	**92,516**	45,576
Total unquoted investments	**6,833**	6,843	**242,115**	556,535
Total investments				
Cost	**6,833**	22,913	**354,438**	1,012,087
Provision for diminution in value	**(5,132)**	(13,132)	**(163,947)**	(119,522)
	1,701	9,781	**190,491**	892,565

Movements in the provision for diminution in value of investments are as follows:

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
At 1 January	**13,132**	13,132	**119,522**	183,584
Charge to profit & loss account	-	-	**112,416**	14,843
Subsidiaries disposed	-	-	**(44,078)**	-
Amount written off/disposed	-	-	**(7,823)**	(73,977)
Reclassification and others	**(8,000)**	-	**(16,090)**	(4,928)
At 31 December	**5,132**	13,132	**163,947**	119,522

The Directors are of the opinion that the fair values of total unquoted investments are $136,106,000. These are based on assessment of the investments individually for impairment and by reference to the attributable net tangible assets value of the investee companies.

10. LOANS RECEIVABLE

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Loans to subsidiaries	**450,000**	450,000	**-**	-
Staff loans	**1,761**	1,796	**7,647**	7,952
Other loans	**-**	-	**70,891**	45,374
Long term trade receivable	**-**	-	**28,006**	-
	451,761	451,796	**106,544**	53,326
Less: amounts due within one year and included in debtors (Note 14)	**(460)**	(441)	**(18,323)**	(19,893)
	451,301	451,355	**88,221**	33,433
Provision for doubtful debts	**-**	-	**(3,539)**	(2,131)
	451,301	451,355	**84,682**	31,302

These are estimated to be receivable as follows:

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Years after year-end:				
Within two years	**864**	821	**88,582**	35,831
Less: within one year and included in debtors (Note 14)	**(460)**	(441)	**(18,323)**	(19,893)
After one but within two years	**404**	380	**70,259**	15,938
After two but within five years	**450,795**	450,808	**13,793**	13,371
After five years	**102**	167	**4,169**	4,124
	451,301	451,355	**88,221**	33,433
Provision for doubtful debts	**-**	-	**(3,539)**	(2,131)
	451,301	451,355	**84,682**	31,302

Movements in the provision for doubtful debts are as follows:

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
At 1 January	**-**	-	**2,131**	2,061
Charge to profit & loss account	**-**	-	**1,268**	-
Reclassification and others	**-**	-	**140**	70
	-	-	**3,539**	2,131

Loans to subsidiaries are unsecured and are repayable within 4 years. The loans bear interest ranging from 2.1554% to 4.5% (2000: 3.1499% to 4.5%) per annum.

Included in staff loans are advances to certain Directors under an approved loan scheme amounting to $473,000 (2000: $467,000). Staff housing and car loans granted to directors of related corporations by the Company and the Group amounted to $974,000 (2000: $864,000) and $2,034,000 (2000: $3,490,000) respectively.

The fair values of the loans receivable is $92,041,000 based on the discounted cash flow method using a discount rate which the Directors expect would be available to the Group as at the balance sheet date.

11. INTANGIBLES

Group	Goodwill $'000	Pre-operating Expenses $'000	Deferred Expenditure $'000	Development Cost $'000	Total $'000
2001					
At 1 January					
As previously reported	-	23,330	6,955	7,600	37,885
Effect of adopting SAS 34 (Note 1(b))	-	(23,330)	-	-	(23,330)
As restated	-	-	6,955	7,600	14,555
Additions	-	-	-	294	294
Subsidiaries acquired	(18,268)	-	-	-	(18,268)
Subsidiaries disposed	-	-	-	(665)	(665)
Amortisation	-	-	(183)	(1,830)	(2,013)
Reclassification and others	-	-	(1,852)	470	(1,382)
At 31 December	(18,268)	-	4,920	5,869	(7,479)
Cost	(18,268)	-	5,944	8,461	(3,863)
Accumulated amortisation	-	-	(1,024)	(2,592)	(3,616)
	(18,268)	-	4,920	5,869	(7,479)

12. STOCKS AND WORK-IN-PROGRESS

	Group 2001 $'000	Group 2000 $'000
Work-in-progress (Note (a))	93,129	(59,803)
Stocks (Note (b))	341,401	343,607
Properties held for sale (Note (c))	2,009,347	2,331,959
Total	2,443,877	2,615,763

(a) Work-In-Progress

	2001 $'000	2000 $'000
Costs incurred and attributable profits	1,130,560	508,208
Less: progress billings	(1,035,684)	(565,088)
	94,876	(56,880)
Comprising:		
Work-in-progress in excess of progress billing	237,672	124,245
Progress billing in excess of work-in-progress	(142,796)	(181,125)
	94,876	(56,880)
Provision for loss on work-in-progress	(1,747)	(2,923)
	93,129	(59,803)

Movements in the provision for loss on work-in-progress are as follows:

	2001 $'000	2000 $'000
At 1 January	2,923	975
Charge to profit & loss account	613	1,948
Amount written off	(1,546)	-
Reclassification and others	(243)	-
At 31 December	1,747	2,923

	Group	
	2001	2000
	$'000	$'000

(b) Stocks

	2001 $'000	2000 $'000
Consumable materials and supplies	**97,447**	112,626
Finished products for sale	**214,352**	203,402
Work completed but not billed	**38,499**	36,804
Others	**1,714**	251
	352,012	353,083
Provision for loss on stock obsolescence	**(10,611)**	(9,476)
	341,401	343,607

Movements in the provision for loss on stock obsolescence are as follows:

	2001 $'000	2000 $'000
At 1 January	**9,476**	5,683
Charge to profit & loss account	**2,717**	134
Amount written off	**(1,641)**	(947)
Subsidiaries acquired	**-**	4,156
Reclassification and others	**59**	450
At 31 December	**10,611**	9,476

(c) Properties Held For Sale

	2001 $'000	2000 $'000
Properties under development		
Land cost	**2,410,891**	2,297,782
Development cost incurred to date	**217,470**	236,924
Related overhead expenditure	**238,386**	160,893
Progress billing received and recognised profit	**(168,399)**	(81,592)
Provision	**(810,050)**	(326,356)
	1,888,298	2,287,651
Completed properties held for sale	**121,049**	44,308
	2,009,347	2,331,959

Interest capitalised *during the financial year amounted to* $117,664,000 (2000: $95,430,000).

Movements in the provision for properties under development are as follows:

	2001 $'000	2000 $'000
At 1 January	**326,356**	438,233
Provision for the year	**483,694**	31,097
Amount utilised	**-**	(142,974)
At 31 December	**810,050**	326,356

13. AMOUNTS DUE FROM/TO

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Subsidiaries				
Amounts due from				
- trade	**4,186**	4,641	-	-
- advances	**1,178,675**	1,699,133	-	-
	1,182,861	1,703,774	-	-
Provision for doubtful debts	**(32,775)**	(3,775)	-	-
	1,150,086	1,699,999	-	-
Amounts due to				
- trade	**766**	210	-	-
- advances	**236,749**	19,319	-	-
	237,515	19,529	-	-

Advances to and from subsidiaries are unsecured and have no fixed terms of repayment. Interest is charged at rates ranging from 0.25% to 6.50% (2000: 0.625% to 7.75%) per annum on interest-bearing advances.

Movements in the provision for doubtful debts are as follows:

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
At 1 January	**3,775**	1,775	-	-
Charge to profit & loss account	**29,000**	2,000	-	-
At 31 December	**32,775**	3,775	-	-

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Associates				
Amounts due from				
- trade	**146**	238	**76,182**	320,228
- advances	-	-	**500,820**	320,686
	146	238	**577,002**	640,914
Provision for doubtful debts	-	-	**(28,909)**	(6,708)
	146	238	**548,093**	634,206
Amounts due to				
- trade	-	1	**61,468**	84,869
- advances	-	-	**283,400**	392,524
	-	1	**344,868**	477,393

Advances to and from associates are unsecured and have no fixed terms of repayment. Interest is charged at rates ranging from 1.6% to 6.61% (2000: 2.85% to 6.61%) per annum on interest-bearing advances.

Movements in the provision for doubtful debts are as follows:

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
At 1 January	-	-	**6,708**	6,317
Charge to profit & loss account	-	-	**22,201**	391
At 31 December	-	-	**28,909**	6,708

14. DEBTORS

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Trade debtors	-	1,149	**688,531**	831,916
Provision for doubtful debts	-	(1,124)	**(23,911)**	(55,926)
	-	25	**664,620**	775,990
Loans receivable of banking and finance company subsidiaries	-	-	**110,661**	14,700,143
Other loans receivable within one year (Note 10)	**460**	441	**18,323**	19,893
Sundry debtors	**1,468**	993	**181,761**	481,509
Prepayments	**251**	173	**37,399**	45,938
Tax recoverable	**8,903**	12,711	**39,230**	34,033
Interest receivable	**457**	1,218	**9,976**	168,979
Deposits paid	**324**	331	**16,266**	16,306
Recoverable accounts	-	-	**59,416**	40,226
Advances to investee companies	-	-	**35,945**	33,694
Advances to minority shareholders of subsidiaries	-	-	**27,499**	38,799
	11,863	15,867	**536,476**	15,579,520
Provision for doubtful debts	-	-	**(42,312)**	(949,518)
	11,863	15,867	**494,164**	14,630,002
Total	**11,863**	15,892	**1,158,784**	15,405,992

Movements in the provision for debtors are as follows:

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
At 1 January	**1,124**	5,020	**1,005,444**	1,119,704
Charge to profit & loss account	**(1,124)**	440	**13,636**	33,416
Amount written off	-	(5,119)	**(22,701)**	(154,926)
Subsidiaries acquired/disposed	-	-	**(932,784)**	2,178
Reclassification and others	-	783	**2,628**	5,072
At 31 December	-	1,124	**66,223**	1,005,444

There were no loans granted to directors of related corporations by banking and finance company subsidiaries (2000: $16,241,000).

Loans receivable of banking and finance company subsidiaries are estimated to be receivable as follows:

	Group 2001 $'000	Group 2000 $'000
Years after year-end:		
Within one year	**57,014**	7,528,551
After one but within two years	**5,694**	801,670
After two but within five years	**29,423**	1,880,394
After five years	**18,530**	4,489,528
	110,661	14,700,143

15. SHORT TERM INVESTMENTS

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Quoted investments, at cost				
Government bonds				
Market value:				
$23,053,000				
(2000: $2,111,746,000)	-	-	**22,364**	2,068,279
Shares in corporations				
Market value:				
$322,970,000				
(2000: $557,066,000)	-	-	**357,807**	645,088
Bonds in corporations				
Market value:				
Company Nil				
(2000: $58,177,000)				
Group $38,887,000				
(2000: $157,066,000)	**6,668**	57,494	**55,182**	154,638
Total quoted investments				
Market value:				
Company Nil				
(2000: $58,177,000)				
Group $384,910,000				
(2000: $2,825,878,000)	**6,668**	57,494	**435,353**	2,868,005
Unquoted investments, at cost				
Shares in corporations	-	-	**231**	3,169
Bonds in corporations	-	6,993	-	245,705
Floating rate notes	-	-	-	22,591
Others	-	-	-	4,960
Total unquoted investments	-	6,993	**231**	276,425
Total short term investments				
Cost	**6,668**	64,487	**435,584**	3,144,430
Provision for diminution in value	**(6,668)**	-	**(56,157)**	(100,428)
	-	64,487	**379,427**	3,044,002

Movements in the provision for diminution in value of investments are as follows:

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
At 1 January	-	-	**100,428**	20,998
Charge to profit & loss account	**3,003**	-	**(2,653)**	62,776
Subsidiaries disposed	-	-	**(55,948)**	-
Amount written off/disposed	**(4,335)**	-	**(5,136)**	(70)
Reclassification and others	**8,000**	-	**19,466**	16,724
At 31 December	**6,668**	-	**56,157**	100,428

16. BANK BALANCES, DEPOSITS AND CASH

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Bank balances and cash	**2,399**	2,124	**455,648**	161,019
Fixed deposits with banks	**46,005**	52,746	**256,344**	376,302
Deposits with related bank	-	7,788	-	-
Bank balances of property subsidiaries held under Project Account Rules 1985	-	-	**1,423**	2,368
Funds of banking and *finance company subsidiaries*	-	-	**23,422**	7,765,220
	48,404	62,658	**736,837**	8,304,909

17. CREDITORS

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Trade creditors	**87**	532	**460,193**	702,421
Customers' deposits with banking and finance company subsidiaries	-	-	**104,149**	21,022,043
Customers' advances and deposits	-	16	**40,771**	200,185
Sundry creditors and accruals	**29,946**	20,055	**753,436**	1,141,544
Advances from minority shareholders	-	-	**218,752**	265,154
Interest payables	**2,251**	7,273	**45,027**	197,290
Other payables	**12,099**	9,721	**69,792**	64,598
	44,383	37,597	**1,692,120**	23,593,235

18. PROVISIONS

	Warranties $'000	Claims $'000	Total $'000
Company			
2001			
Charge to profit & loss account	-	**5,000**	**5,000**
Group			
2001			
At 1 January	**4,908**	**62,923**	**67,831**
Charge to profit & loss account	**10,500**	**7,604**	**18,104**
Amount utilised	**(46)**	**(130)**	**(176)**
Subsidiaries disposed	**(41)**	**(43,030)**	**(43,071)**
Reclassification and others	**(366)**	**(18,582)**	**(18,948)**
At 31 December	**14,955**	**8,785**	**23,740**

Provision for claims in the previous year includes provision for loss reserves in respect of an insurance subsidiary.

19. TERM LOANS

		Company		Group	
	Note	Due within one year $'000	Due after one year $'000	Due within one year $'000	Due after one year $'000
2001					
Keppel Corporation					
Medium Term Notes	(a)	-	**450,000**	-	**450,000**
Keppel Land Floating Rate Notes	(b)	-	-	**83,500**	-
Mansfield Realty 5%					
Bonds, 2005	(c)	-	-	-	**180,000**
Keppel Markem 4.9%					
Bonds, 2005	(d)	-	-	-	**249,343**
Keppel T&T 2%					
Convertible Bonds, 2002	(e)	-	-	**152,591**	-
Bank Loans					
- secured	(f)	-	-	**19,047**	**850,352**
- unsecured	(g)	**1,589,732**	-	**2,596,824**	**672,518**
Other Loans					
- secured	(h)	-	-	**140**	**202**
		1,589,732	**450,000**	**2,852,102**	**2,402,415**
2000		1,584,164	1,163,965	3,207,960	3,007,306

(a) The $350,000,000 Floating Rate Notes 2005 and $100,000,000 Fixed Rate Notes 2005 (Notes) were issued in 2000 under the US$600,000,000 Multi-Currency Medium Term Note Programme by the Company. The Notes are unsecured and are issued in tranches which will mature five years from their respective date of issue. Interest payable is based on money market rates ranging from 2.1554% to 4.5% (2000: 3.4199% to 4.5%) per annum.

(b) The $300,000,000 Floating Rate Notes 2001 and $200,000,000 Floating Rate Notes 2002 (FRNs) were issued in 1996 and 1997 respectively by Keppel Land Ltd, a subsidiary of the Company. The FRNs are unsecured and are issued in tranches which will mature five years from their respective date of issue. Interest payable is based on money market rates ranging from 1.06% to 4.75% (2000: 2.44% to 4.75%) per annum.

(c) The $180,000,000 5% Bonds, secured by legal mortgage over a property, were issued in 2000 by Mansfield Realty Limited, a subsidiary of the Company. The Bonds, unless previously redeemed or purchased and cancelled, are redeemable at par on 28 March 2005.

(d) The $250,000,000 4.9% Bonds, guaranteed by the Company, were issued in 2000 by Keppel Markem Limited, a subsidiary of the Company. The Bonds, unless previously redeemed or purchased and cancelled, are redeemable at par on 21 August 2005.

(e) The US$100,000,000 2% Unsecured Convertible Bonds were issued in 1999 by Keppel Telecommunications & Transportation Ltd, a subsidiary of the Company. The Bonds are convertible into Keppel T&T shares on or before 15 December 2002 at the conversion price of $2.46 per share and at the exchange rate of $1.68 to US$1.00. The Bonds, unless previously redeemed, converted or purchased and cancelled, are redeemable at par on 22 December 2002. The amount outstanding at Group level excludes $21,848,000 held by a subsidiary of the Company.

(f) The secured bank loans consist of:-

- A $377,000,000 bank loan drawn down during the financial year by a subsidiary and is secured by a property of the subsidiary. The loan bears interest based on money market rates ranging from 2.53% to 2.72% per annum and is repayable within two years;

- A $378,918,000 bank loan drawn down in 2000 by a subsidiary and is secured by a property of the subsidiary. The loan bears interest based on money market rates ranging from 2.42% to 3.65% (2000: 3.56% to 3.67%) per annum and is repayable within five years; and

- Other bank loans which are secured on certain fixed and other assets of subsidiaries. These loans bear interest based on money market rates ranging from 1.765% to 8.31% (2000: 3.415% to 8.5%) per annum and are repayable between one and five years.

The net book value of property and assets mortgaged to the banks amounted to $896,152,000 (2000: $817,711,000). These are securities given to the bank for the loans and overdraft facilities.

(g) The unsecured bank loans consist of:-

- A US$250,000,000 unsecured bank loan drawn down during the financial year by a subsidiary. The loan bears interest based on money market rates ranging from 2.3125% to 4% per annum and is repayable either by prepayment of US$10 million or a higher multiple of US$1 million thereof or on repayment date of 5 June 2006; and

- Other unsecured bank loans of the Company and Group with maturity between one month and five years. Interest on these loans is based on money market rates ranging from 0.8125% to 14% (2000: 1.875% to 13%) per annum.

(h) The other secured loans of the Group are hire purchase contracts entered into with various finance and leasing companies for purchase of machinery and equipment. The loans bear interest ranging from 5.6% to 6.4% (2000: 5.6% to 6.4%) per annum.

(i) The comparative figures for long term loans include 350,000 RCCPS issued by the Company in 1997 at US$1,000 per RCCPS and which carry the right to a cumulative preference dividend of 2% (net of tax) per annum. Unless previously redeemed, the RCCPS are convertible up to 29 July 2002 into Shares at $7.10 per Share subject to adjustment under certain circumstances. For the purpose of calculating the number of Shares to be issued on conversion of RCCPS, the exchange rate of $1.468 to US$1.00 shall be used throughout the life of the RCCPS. In compliance with SAS 32, the RCCPS including the imputed interest and exchange adjustment are reclassified as term loans. The comparative figures have been restated to conform to the new accounting standard (Note 1(b)). On 27 December 2001, the RCCPS was redeemed before its expiry date at a redemption amount of US$1,203.36 for each RCCPS.

(j) The fair values of the term loans are $5,269,815,000 based on the discounted cash flow method. The discount rate is based upon the borrowing rate which the Directors expect would be available to the Group as at the balance sheet date.

	Company		Group	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
The loans are estimated to be repayable as follows:				
Years after year end:				
Within two years	**1,589,732**	2,298,129	**3,446,130**	4,846,427
Less : within one year and shown under current liabilities	**(1,589,732)**	(1,584,164)	**(2,852,102)**	(3,207,960)
After one but within two years	-	713,965	**594,028**	1,638,467
After two but within five years	**450,000**	450,000	**1,800,508**	1,364,139
After five years	-	-	**7,879**	4,700
	450,000	1,163,965	**2,402,415**	3,007,306

20. BANK OVERDRAFTS

Unsecured	**6,063**	-	**6,838**	1,361

Interest on the bank overdrafts is payable at the banks' prevailing prime rates ranging from 4.75% to 5.5% (2000: 2.69% to 7.25%) per annum.

21. DEFERRED LIABILITIES

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Reserve for unexpired risks of an insurance company subsidiary	-	-	-	421,898
Deferred creditors	-	-	-	926
Deferred liability to a subsidiary *	**42,732**	49,342	-	-
	42,732	49,342	-	422,824

* The Company sold its shiprepair business to a subsidiary in 1999 based on valuation of the assets. The Company and the subsidiary agreed for income tax purposes to assign the tax written down value of these assets from the Company to the subsidiary, which has the effect of deferring the tax payment for the Group. This is allowed under the Singapore Income Tax Act. Arising from this, the tax deferred will eventually arise in the subsidiary in the future years, in consideration of which the Company agreed to reimburse the subsidiary as and when the liability arises.

22. TURNOVER AND PRINCIPAL ACTIVITIES

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Revenue from construction contracts	-	-	**1,332,397**	742,684
Sale of property and goods	-	-	**2,789,074**	3,372,286
Rental income from investment properties	-	-	**146,836**	138,749
Revenue from services rendered	**14,229**	11,588	**910,077**	835,722
Interest income	-	-	**699,680**	1,123,932
Dividend income from				
Subsidiaries – quoted	**43,398**	56,530	-	-
Subsidiaries – unquoted	**46,636**	1,136	-	-
Unquoted associates	**140**	728	-	-
Shares – quoted	**1,406**	1,544	**3,930**	4,411
	105,809	71,526	**5,881,994**	6,217,784

Turnover of the Group excludes sales between related companies which amounted to $195,905,000 (2000: $162,535,000) for the financial year.

The principal activity of the Company is that of an investment holding and management company. The principal activities of the subsidiaries and associates are set out in Note 39.

23. STAFF COSTS

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Wages and salaries	**10,556**	9,317	**502,531**	414,808
Employer's contribution to Central Provident Fund	**540**	367	**36,406**	30,776
Other staff benefits	**1,098**	446	**63,603**	49,951
	12,194	10,130	**602,540**	495,535

The number of employees of the Company and the Group as at the financial year end were 98 (2000: 97) and 16,233 (2000: 16,389) respectively.

24. OPERATING PROFIT

Operating profit is arrived at after charging/(crediting) the following:

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Auditors' remuneration				
- Auditors of the Company	**75**	107	**536**	605
- *Other auditors of subsidiaries*	-	-	**2,022**	1,856
Non-audit fees paid to other auditors	-	-	**80**	506
Directors' emoluments				
Directors of the Company				
- fees	**149**	69	**149**	108
- other emoluments	**5,121**	2,698	**6,380**	3,507
Depreciation of fixed assets	**1,327**	710	**195,017**	197,112
Write down of fixed assets	-	-	-	7,651
Amortisation of intangibles	-	-	**2,013**	8,105
(Profit)/loss on sale of fixed assets	-	34	**(7,027)**	(8)
Profit on sale of investments	**(23,560)**	(3,153)	**(141,375)**	(74,885)
Provision for				
- warranties	-	-	**10,500**	151
- claims	**5,000**	-	**7,604**	11,613
- work-in-progress	-	-	**613**	1,948
- stock obsolescence	-	-	**2,717**	134
- investments	**3,003**	-	**109,763**	77,619
Provision/(write back) for *doubtful debts*				
- trade debts	**(1,124)**	440	**4,211**	2,017
- loans receivable	-	-	**(2,235)**	34,524
- other debts	-	-	**12,928**	(3,125)
Bad debts written off/(recovered)				
- trade debts	-	-	**29**	(55)
- loans receivable	-	-	**328**	(13,196)
- other debts	-	-	**55**	21
Stocks written off	-	-	**64**	9,555
Rental expense				
- operating leases	-	-	**34,619**	35,315
Gain on differences in foreign exchange	-	-	**(39,655)**	(16,675)

25. INVESTMENT INCOME, INTEREST INCOME AND INTEREST EXPENSES

	Company		Group	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Investment income (gross) from:				
Shares - quoted in Singapore	*	*	**7,325**	6,556
Shares - quoted outside Singapore	*	*	**3,835**	5,872
Shares - unquoted	*	*	**4,697**	2,714
	*	*	**15,857**	15,142
Interest income from:				
Subsidiaries	**58,694**	55,964	-	-
Bonds, debentures, deposits and associates	**10,202**	14,690	**53,407**	73,738
	68,896	70,654	**53,407**	73,738
Interest expenses on:				
Bonds, debentures, fixed term loans and overdrafts	**(48,986)**	(52,039)	**(79,615)**	(95,346)

The Company borrowed monies from external banks to directly fund certain subsidiaries. Interest income from these subsidiaries amounting to $15,318,000 (2000: $14,306,000) has been set off against interest expenses paid to external banks.

Interest income and expense of subsidiaries which are financial institutions are included in the Group's operating profit and are, therefore, not included above. Interest income is stated net of related exchange gain of $4,885,000 (2000: $3,812,000).

* Investment income of the Company has been included in turnover (Note 22).

26. EXCEPTIONAL ITEMS

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Gain on disposal of Keppel Capital Holdings Ltd	**344,657**	-	**740,606**	-
Loss on disposal of subsidiaries	-	-	-	(1,026)
Surplus on transfer of land to a subsidiary	-	298,710	-	-
Write-down of land bank	-	-	**(483,694)**	-
Write-down on e-business investments	-	-	**(158,732)**	-
Impairment of assets	-	-	**(61,942)**	(50,758)
Impairment of investments	**(50,109)**	(56,394)	**(112,888)**	(2,410)
Write off of loans receivable	-	-	**(53,536)**	-
Imputed interest and exchange adjustment on RCCPS	**(68,356)**	(51,976)	**(68,356)**	(51,976)
	226,192	190,340	**(198,542)**	(106,170)
Minority share of exceptional items	-	-	**310,540**	11,251
	226,192	190,340	**111,998**	(94,919)

27. TAXATION

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Current taxation based on profit for the year	**30,693**	22,000	**118,010**	155,366
Share of taxation of associates	-	-	**22,497**	13,796
Adjustments for prior years' taxes	**(8,182)**	-	**(4,821)**	(8,164)
Others	**368**	-	**(2,063)**	3,041
	22,879	22,000	**133,623**	164,039
Deferred taxation:				
Provision for the year	-	-	**16,084**	16,619
	22,879	22,000	**149,707**	180,658

The taxation expenses on the results of the Company for the year is lower than the amount of income tax expense determined by applying the Singapore standard rate of income tax to profit before tax and exceptional items because of certain capital gains not subject to Singapore income tax and other permanent differences.

The taxation expenses on the results of the Group for the year is lower than the amount of income tax expense determined by applying the Singapore standard rate of income tax to profit before tax and exceptional items because of utilisation of tax losses, differences in tax rates applicable to overseas subsidiaries and associates, certain offshore income not subject to Singapore income tax and adjustments for certain permanent differences. In addition, certain subsidiaries and associates derived profits which are tax-exempt under the shipping and pioneer status incentives and income chargeable at a concessionary rate of taxation.

28. EARNINGS PER ORDINARY SHARE

	Group			
	2001 $'000		2000 $'000	
	Basic	**Diluted**	Basic	Diluted
Net profit attributable to shareholders before exceptional items	**272,594**	**272,594**	237,058	237,058
Exceptional items	**111,998**	**111,998**	(94,919)	(94,919)
Adjusted net profit after exceptional items	**384,592**	**384,592**	142,139	142,139
	Number of Shares '000		Number of Shares '000	
Weighted average number of ordinary shares	**765,410**	**765,410**	771,431	771,431
Adjustment for dilutive potential ordinary shares	-	**1,434**	-	1,887
Weighted average number of ordinary shares used to compute earnings per share	**765,410**	**766,844**	771,431	773,318
Earnings per ordinary share (cents)				
Before exceptional items	**35.6**	**35.5**	30.7	30.7
After exceptional items	**50.2**	**50.2**	18.4	18.4

29. DIVIDENDS

The Directors have proposed a final dividend of 13 cents per share less tax (2000: 13 cents per share less tax) and a special dividend of 3 cents per share less tax (2000: Nil) in respect of the financial year ended 31 December 2001. The proposed dividend is subject to approval by shareholders at the next Annual General Meeting to be convened and has not been included as a liability in the financial statements.

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
30. FUTURE CAPITAL EXPENDITURE/COMMITMENTS				
Capital expenditure not provided for in the accounts:				
In respect of contracts placed:				
- for purchase and construction of development properties	-	-	**535,454**	278,242
- for purchase of other fixed assets	-	-	**3,746**	74,947
- for purchase/subscription of shares in other companies	**409,000**	-	**621,939**	240,877
Amounts approved by Directors in addition to contracts placed:				
- for construction of development properties	-	-	**1,722,065**	1,839,341
- for purchase of other fixed assets	-	-	**60,405**	37,657
	409,000	-	**2,943,609**	2,471,064
Less: minority shareholders' shares	-	-	**(635,672)**	(672,866)
	409,000	-	**2,307,937**	1,798,198

31. LEASE COMMITMENTS

Commitments in respect of significant operating leases as at the end of the financial year are as follows:

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Years after year-end:				
Within one year	**1,231**	1,231	**33,295**	39,583
From two to five years	-	1,231	**81,479**	88,968
From six to ten years	-	-	**74,511**	67,134
After ten years	-	-	**179,027**	139,304
	1,231	2,462	**368,312**	334,989

Some of the operating leases are subject to revision of lease rentals at periodic intervals. For the purposes of the above, the prevailing lease rentals are used.

32. CONTINGENT LIABILITIES (UNSECURED)

	Company 2001 $'000	Company 2000 $'000	Group 2001 $'000	Group 2000 $'000
Guarantees in respect of banks and other loans granted to subsidiaries and associates	**655,261**	675,443	**122,450**	229,033
Performance guarantees issued for contracts awarded to subsidiaries and associates	-	-	**88,951**	33,724
Others	-	-	**28,687**	25,389
	655,261	675,443	**240,088**	288,146

No material losses under these guarantees are expected.

A subsidiary of the Company entered into a contract with a customer ("the Customer") to build and deliver a vessel. Subsequently, the Customer sold the vessel to a third party ("the Buyer"). A dispute arose between the Customer and the subsidiary on the extent and value of the uncompleted works for which the subsidiary was responsible. The Buyer had also made various claims against the Customer. The Customer had indicated that in the event that the Buyer succeeds in these claims, the Customer would claim against the subsidiary in respect of the same. Certain information usually required by SAS 31 is not disclosed in the interest of the subsidiary. Based on legal and technical advice received and information presently available, the subsidiary believes that it has reasonable grounds to resist these claims successfully.

A subcontractor ("the Subcontractor") has initiated arbitration proceedings against a subsidiary of the Company to claim for payment for variation orders in relation to subcontract work for the construction of a vessel. At the same time, the subsidiary has counterclaimed against the Subcontractor for costs incurred in completing the outstanding subcontract work. Certain information usually required by SAS 31 is not disclosed in the interest of the subsidiary. Based on legal and technical advice received and information presently available, the subsidiary is of the view that it has reasonable grounds to resist these claims successfully.

33. SEGMENT ANALYSIS

2001

BUSINESS SEGMENT

	Offshore & Marine $'000	Infra-structure $'000	Property $'000	Investments $'000	Financial Services (Keppel Capital Holdings) $'000	Elimination $'000	Total $'000
Revenue							
External sales	1,517,258	467,930	309,362	2,763,008	824,436	-	5,881,994
Inter-segment sales	8,719	-	9,072	77,469	12,466	(107,726)	-
Total	1,525,977	467,930	318,434	2,840,477	836,902	(107,726)	5,881,994
Results							
Operating profit	89,650	80,182	141,564	(13,624)	311,504	10,946	620,222
Net investment income & interest income	17,243	(3,356)	(24,433)	2,964	8,177	(10,946)	(10,351)
Share of results of associates	1,874	16,713	8,655	27,982	49	-	55,273
Profit before tax & exceptional items	108,767	93,539	125,786	17,322	319,730	-	665,144
Exceptional items	(7,874)	(23,568)	(494,422)	327,322	-	-	(198,542)
Profit before tax	100,893	69,971	(368,636)	344,644	319,730	-	466,602
Other Information							
Segment assets	3,068,121	1,287,037	6,513,622	5,155,963	-	(5,451,280)	10,573,463
Investment in associates	58,724	57,969	466,072	564,169	-	-	1,146,934
Total	3,126,845	1,345,006	6,979,694	5,720,132	-	(5,451,280)	11,720,397
Segment liabilities	1,819,207	939,462	4,913,929	5,385,196	-	(5,451,280)	7,606,514
Net assets	1,307,638	405,544	2,065,765	334,936	-	-	4,113,883
Capital expenditure	37,365	12,014	96,688	88,852	-	-	234,919
Depreciation	58,465	20,165	21,111	76,264	19,012	-	195,017
Impairment of assets	-	29,695	4,999	27,248	-	-	61,942
Impairment of investments	-	-	-	112,888	-	-	112,888

GEOGRAPHICAL SEGMENT

	Singapore $'000	Far East & Other ASEAN Countries $'000	Other Countries $'000	Elimination $'000	Total $'000
External sales	4,696,561	378,511	806,922	-	5,881,994
Segment assets	14,540,059	1,773,914	857,704	(5,451,280)	11,720,397
Capital expenditure	191,398	32,569	10,952	-	234,919

2000

BUSINESS SEGMENT

	Offshore & Marine $'000	Infra-structure $'000	Property $'000	Investments $'000	Financial Services (Keppel Capital Holdings) $'000	Elimination $'000	Total $'000
Revenue							
External sales	762,123	276,340	584,459	3,261,752	1,333,110	-	6,217,784
Inter-segment sales	9,869	-	13,650	34,116	24,932	(82,567)	-
Total	771,992	276,340	598,109	3,295,868	1,358,042	(82,567)	6,217,784
Results							
Operating profit	38,213	10,852	193,200	(11,914)	412,019	14,861	657,231
Net investment income & interest income	19,758	4,482	(18,562)	(6,994)	9,711	(14,861)	(6,466)
Share of results of associates	4,097	15,171	5,659	25,163	8,401	-	58,491
Profit before tax & exceptional items	62,068	30,505	180,297	6,255	430,131	-	709,256
Exceptional items	4,372	(2,496)	-	(108,046)	-	-	(106,170)
Profit before tax	66,440	28,009	180,297	(101,791)	430,131	-	603,086
Other Information							
Segment assets	2,025,600	1,073,166	7,230,777	6,078,941	25,898,769	(5,102,703)	37,204,550
Investment in associates	36,954	154,112	326,157	560,155	58,623	-	1,136,001
Total	2,062,554	1,227,278	7,556,934	6,639,096	25,957,392	(5,102,703)	38,340,551
Segment liabilities	935,626	660,686	4,755,203	6,342,704	23,743,995	(5,102,703)	31,335,511
Net assets	1,126,928	566,592	2,801,731	296,392	2,213,397	-	7,005,040
Capital expenditure	41,783	61,754	96,818	79,061	90,829	-	370,245
Depreciation	52,833	15,983	20,285	85,116	22,895	-	197,112
Impairment of assets	-	-	-	50,758	-	-	50,758
Impairment of investments	-	-	-	2,410	-	-	2,410

GEOGRAPHICAL SEGMENT

	Singapore $'000	Far East & Other ASEAN Countries $'000	Other Countries $'000	Elimination $'000	Total $'000
External sales	5,632,664	286,575	298,545	-	6,217,784
Segment assets	39,476,593	3,300,297	666,364	(5,102,703)	38,340,551
Capital expenditure	209,820	111,788	48,637	-	370,245

Notes :

(a) **Business Segment**
The Group is focused on three key business divisions: Offshore & Marine, Infrastructure and Property. The Investments division consists of the Group's investments in SPC, Logistics, Shipping and MobileOne Asia Pte Ltd which the Company will continue to build value for timely divestment. These four divisions are the basis on which the Group reports its primary segment information. Pricing of inter-segment goods and services is at fair market value. Segment assets and liabilities are those used in the operation of each division.

(b) **Geographical Segment**
The Group operates in about 20 countries. Secondary segment information is provided by geographical segment in accordance to the above table.

34. DISCONTINUED OPERATION

In August 2001, the Group divested its interest in Keppel Capital Holdings Ltd (KCH) for a net consideration of $1.84 billion. The profit on disposal of KCH amounted to $740.6 million. The divestment of KCH is consistent with the Group's decision to unlock shareholder value by divesting non-key businesses. The turnover, results, cash flows and net assets of KCH were as follows:

	8 months to 31 Aug 2001	12 months to 31 Dec 2000
Turnover	**838,287**	1,360,812
Expenses	**(526,783)**	(948,793)
Operating profit	**311,504**	412,019
Net investment and interest income	**8,177**	9,711
Share of associates' results	**49**	8,401
Profit before taxation	**319,730**	430,131
Taxation	**(81,815)**	(112,744)
Profit after taxation	**237,915**	317,387
Operating cash flows	**(4,497,661)**	613,913
Investing cash flows	**(43,347)**	(164,125)
Financing cash flows	**(447,373)**	(662,166)
	(4,988,381)	(212,378)

	31 Aug 2001 $'000	31 Dec 2000 $'000
Total assets	**23,293,731**	25,957,392
Total liabilities	**(20,191,018)**	(23,030,030)
Net assets	**3,102,713**	2,927,362

35. DISCONTINUING OPERATION

On 3 December 2001, the Company announced its intention to divest its interest in Singapore Petroleum Company Ltd (SPC). The proposed divestment of SPC is part of the Group's effort to realise value from the non-core businesses under Investments division. The turnover, results, cash flows and net assets of SPC were as follows:

	2001 $'000	2000 $'000
Turnover	**2,337,298**	2,893,998
Expenses	**(2,325,709)**	(2,891,402)
Operating profit	**11,589**	2,596
Net investment and interest income	**(15,548)**	(18,268)
Share of associates' results	**6,400**	4,734
Profit/(loss) before taxation	**2,441**	(10,938)
Taxation	**(3,892)**	1,006
Loss after taxation	**(1,451)**	(9,932)
Operating cash flows	**95,439**	13,226
Investing cash flows	**(21,586)**	(111,753)
Financing cash flows	**(33,070)**	52,064
	40,783	(46,463)
Total assets	**1,273,995**	1,309,941
Total liabilities	**(764,515)**	(798,760)
Net assets	**509,480**	511,181

In connection with the proposed divestment of SPC, the Group wrote down the assets of SPC by $80 million to reflect the impairment of their carrying amounts.

36. SIGNIFICANT RELATED PARTY TRANSACTIONS

There were no significant transactions entered into by the Group with related parties during the financial year.

In the previous year, the following significant related party transactions were entered into by the Group:

(a) A joint venture was entered into by a subsidiary with a party controlled by the major shareholder of the Company, to develop a twin office towers and the refurbishment of an existing building. The Group has a 39% interest in the joint venture.

(b) The Keppel Group has also agreed to purchase an additional 31% of the interest in the joint venture company that owns Twin Tower 1 from the related party, thereby increasing its shareholding in the company to 70%. The purchase consideration is approximately $93 million.

The Company has complied with the requirements in Chapter 9A of The Singapore Exchange Listing Manual regarding related party transactions.

37. SIGNIFICANT SUBSEQUENT EVENTS

(a) On 7 January 2002, Keppel Land Limited ("KLL") announced the establishment of a US$800 million Multicurrency Medium Term Note Programme ("MTN Programme"). Under the MTN Programme, KLL can issue notes in series or tranches and may be denominated in Singapore dollars, US dollars or other currency deemed appropriate at the time. The net proceeds from the issuance of the notes will be used for the purpose of refinancing existing borrowings, providing for working capital requirements or for such other purposes as may be agreed between KLL and the dealers.

(b) On 12 March 2002, the scheme of arrangement ("KHZ Scheme") for the privatisation of Keppel Hitachi Zosen Limited ("KHZ") became effective. This follows approval by the shareholders of KHZ other than the Company and its wholly owned subsidiaries ("KHZ Scheme Shareholders") at the Extraordinary General Meeting and the Court Meeting, and the sanction of the High Court of Singapore. The KHZ Scheme is effected by cancelling all the shares held by KHZ Scheme Shareholders in consideration for $0.60 per KHZ share to be paid by the Company. New KHZ shares equal in number to such cancelled shares will be issued to the Company and/or its nominees. The Company and its nominees own 100% of KHZ with effect from 12 March 2002. The KHZ Scheme Shareholders have been paid on 26 March 2002. Total consideration paid by the Company amounted to approximately $207 million.

(c) The proposed scheme of arrangement ("the Scheme") to privatise Keppel Telecommunications & Transportation Limited ("KTT") by the Company as announced on 3 December 2001 was not approved by the shareholders at the Court convened meeting and an extraordinary general meeting of KTT held on 27 March 2002. KTT did not obtain the requisite majority to vote in favour of the resolutions relating to the Scheme.

38. COMPARATIVE FIGURES

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year. Where applicable, comparative figures have been adjusted or extended to take into account the requirements of the revised or new Singapore Statements of Accounting Standard which the Group adopted in 2001.

39. SUBSIDIARIES AND ASSOCIATES

Information relating to subsidiaries consolidated in these financial statements and to associates whose results are equity accounted for is given in the following pages.

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Holding Company							
Keppel Corporation Limited	NA	NA	NA	-	-	Singapore	Investment holding and management company
OFFSHORE AND MARINE							
OFFSHORE							
Subsidiaries							
Keppel FELS Energy & Infrastructure Ltd**	100	100	62+	801,887	361,920	Singapore	Investment holding
Keppel FELS Limited**	100	100	62	#	#	Singapore	Construction, *fabrication and repair* of offshore drilling rigs, specialised vessels and related production facilities
AMFELS Inc**	100	100	62	#	#	USA	Construction and repair of offshore drilling rigs and production facilities
AMFELS Offshore Ltd***	100	100	62	#	#	BVI/HK	Investment holding
AMFELS Tamaulipas de Mexico***	100	100	62	#	#	Mexico	*Marine related* fabrication works
Azer FELS Pte Ltd**	70	70	43	#	#	Singapore	Investment holding
BrasFELS SA**	60	60	37	#	#	Brazil	Engineering, construction and fabrication of platform for oil and gas sector and shipyard works
Caspian Shipyard Company Ltd**	53	53	33	#	#	Azerbaijan	Conversion and repair *of offshore drilling rigs*
FELS Consultancy Pte Ltd**	100	100	62	#	#	Singapore	Investment holding
FELS Offshore Pte Ltd**	100	100	62	#	#	Singapore	Investment holding

Notes:

1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** Not required to be audited by law in countries of incorporation

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. + The shareholdings of these companies are held jointly with other subsidiaries.
3. # The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
FELS Setal SA**	60	60	37	#	#	Brazil	Engineering, construction and fabrication of platform for oil and gas sector and shipyard works
Fornost Ltd**	100	100	62	#	#	HK	Investment holding and provision of procurement services
Keppel Bason Shipyard & Engineering Ltd (liquidated)**	-	-	41	-	#	Vietnam	Shipbuilding & repair
Keppel FELS Baltech Ltd**	100	100	62	#	#	Bulgaria	Marine-related engineering and consultancy services
Keppel FELS Chabahar *Free Zone- Iran Ltd***	100	100	62	#	#	Iran	Export and import of commercial goods
KIE Investments Ltd**	100	100	62	#	#	HK	Investment holding
Le Hing Engineering & Construction Pte Ltd**	100	100	62	#	#	Singapore	Marine-related sub-contract services
Offshore Technology Development Pte Ltd**	100	100	62	#	#	Singapore	Production of jacking system and provision of *jacking analysis*
Pearlcity Investments Ltd***	100	100	62	#	#	BVI/HK	Investment holding
Prismatic Services Ltd***	100	100	62	#	#	BVI/HK	Project procurement
PT Indofels Primacipta***	80	80	50	#	#	Indonesia	Marine-related fabrication works
Zone Enterprises Limited**	100	100	62	#	#	HK	Investment holding
Associates							
Asian Lift Pte Ltd**	50	50	31	#	#	Singapore	Provision of heavy-lift equipment and related services
FELTEN Offshore Supplies Pte Ltd**	50	50	31	#	#	Singapore	Procurement of equipment and materials
Mobile Production Technology A/S (disposed)**	-	-	31	-	#	Norway	Design, development and marketing of engineering drawings for floating production units
Offshore & Marine A/S**	45	45	25	#	#	Norway	Construction and repair of offshore drilling vessels

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
MARINE							
Subsidiaries							
Keppel Hitachi Zosen Limited	61+	61+	61+	266,077	266,077	Singapore	Shiprepair and investment holding
Keppel Philippines Marine Inc**	59+	49+	49+	3,160	1,353	Philippines	Shipbuilding & repair
Alpine Engineering Pte Ltd	100	61	61	#	#	Singapore	Marine contracting
Alpine Engineering Services Pte Ltd	100	61	61	#	#	Singapore	Marine contracting
Blastech International Pte Ltd	60	37	37	#	#	Singapore	Provision of chamber blasting services and *painting and coating* works
Cosmos Marine & Engineering Pte Ltd	100	61	61	#	#	Singapore	Marine contracting
Eagle Engineering Co (Pte) Ltd	100	61	61	#	#	Singapore	Investment holding
Keppel Cebu Shipyard Inc**	100	49	49	#	#	Philippines	Shipbuilding & repair
Keppel Eagle (Pte) Ltd	100	61	61	#	#	Singapore	Shiprepair
Keppel Housing Pte Ltd	100	77	61	#	#	Singapore	Provision of staff housing
Keppel Marine Agencies Inc***	95	76	58	#	#	USA	Agencies
Keppel Singmarine Dockyard Pte Ltd	100	61	61	#	#	Singapore	Shipbuilding & repair
Keppel Smit Towage Pte Ltd	51	31	31	#	#	Singapore	Provision of towage services
Keppel Tuas Pte Ltd (formerly Keppel Shipyard (Pte) Ltd)	100	61	61	#	#	Singapore	Dormant
Keppel-UAE Investment Pte Ltd	100	61	61	#	#	Singapore	Investment holding
Maju Maritime *Pte Ltd*	51	31	31	#	#	Singapore	*Provision of towage* services
Nusa Maritime Pte Ltd	100	61	61	#	#	Singapore	Provision of sea transportation services
Precision Craft (88) Pte Ltd	100	61	61	#	#	Singapore	Building and repair of aluminium vessels
Trillion Resources Pte Ltd	97	59	59	#	#	Singapore	Dormant

Notes:
1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** Not required to be audited by law in countries of incorporation

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. + *The shareholdings of these companies are held jointly with other subsidiaries.*
3. # The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Associates							
Arab Eagle Marine Engineering LLC**	67	41	31	#	#	UAE	Shiprepair
Arab Heavy Industries Public Joint Stock Company**	33	20	20	#	#	UAE	Shipbuilding & shiprepair
Chokhani International Ltd**	22	22	22	#	#	India	Shiprepair
Joint Shipyard Investment Pte Ltd	50	31	31	#	#	Singapore	Investment holding
Joint Shipyard Management Services Pte Ltd**	25	15	15	#	#	Singapore	Provision of staff housing
Joint Shipyard Technologies Pte Ltd**	29	17	17	#	#	Singapore	Environmental research services
Keppel Smit Transpacific Inc**	37	6	6	#	#	Philippines	Provision of towage services
Matamarine Technical Services Inc**	40	29	32	#	#	Philippines	Marine anchorage services and trading paints
Penguin Boat International Ltd**	16	10	10	#	#	Singapore	Repairing of ships and passenger ferries operators/charterers
Procon Engineering Inc**	40	20	20	#	#	Philippines	Engineering services
Singapore Cleanseas Pte Ltd**	25	15	15	#	#	Singapore	Environmental services
Subic Shipyard & Engineering Inc**	46+	26+	26+	3,020	3,020	Philippines	Shipbuilding & repair
INFRASTRUCTURE							
NETWORK ENGINEERING							
Subsidiaries							
Keppel Communications Pte Ltd**	100	67	62	#	#	Singapore	Trading and provision of communications systems and accessories
Adfact Pte Ltd**	100	67	62	#	#	Singapore	Investment holding
Echo Broadband (Singapore) Pte Ltd**	60	40	37	#	#	Singapore	Broadband network services
Echo Broadband Gmbh (i)**	60	40	-	#	-	Germany	Broadband network services
Echo Broadband Sdn Bhd (i)**	60	40	-	#	-	Malaysia	Broadband network services
Echo Broadband Sarl (i)**	60	40	-	#	-	Luxembourg	Broadband network services

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Keppel Communications Philippines Inc**	100	67	62	#	#	Philippines	Marketing, installation and maintenance of communications systems
Steamers Telecommunications Pte Ltd**	100	67	62	#	#	Singapore	Telecommunications services
Associates							
Afolec Communications Co Ltd**	49	33	-	#	-	Thailand	Distribution of IT products and telecommunication services
Computer Generated Solutions Inc**	20	13	12	#	#	USA	*IT consulting and* outsourcing provider
Folec Communications (B) Sdn Bhd**	35	23	22	#	#	Brunei	Trading and servicing of electronic equipment
Keppel Communication (Thailand) Co Ltd**	49	33	-	#	-	Thailand	Provision of IT services and products
Radiance Communications Pte Ltd**	50	34	31	#	#	Singapore	Distribution and maintenance of communications systems and accessories
SVOA Public Company Ltd**	34	23	-	#	-	Thailand	Distribution of IT products and telecommunications services
Trisilco Folec Sdn Bhd**	30	20	17	#	#	Malaysia	Trading and provision of communications systems and accessories

Notes:
1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** Not required to be audited by law in countries of incorporation

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. + The shareholdings of these companies are held jointly with other subsidiaries.
3. # The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
UTILITIES ENGINEERING							
Subsidiaries							
Keppel Integrated Engineering Limited**	100	100	62	#	#	Singapore	Investment holding
Keppel Engineering Pte Ltd**	100	100	62	#	#	Singapore	Fabrication of steel structures, mechanical and electrical works
Keppel FELS Energy Pte Ltd**	100	100	62	#	#	Singapore	Investment holding
Arantakarn Co Ltd**	100	100	62	#	#	Thailand	Design and construction of artificial rock landscapes
Asia Rock Art Ltd**	100	100	62	#	#	HK	Design and construction of artificial rock landscapes
APG Geo-Systems Pte Ltd (i)**	100	100	-	#	-	Singapore	Constructing works, services and supplies relating to geo-technical works
AsiaLink Construction Pte Ltd (i)**	100	100	-	#	-	Singapore	General contracting
Asia-Tech Construction & Engineering Pte Ltd**	100	100	62	#	#	Singapore	Civil engineering and specialist construction related services
Auto Blast Steel Structures Company Ltd**	100	100	62	#	#	HK	Industrial engineering and trading in construction materials and ancillary goods
B.V. Power Ltd***	100	100	62	#	#	BVI/HK	Investment holding
Cathodic Protection Technology (Johor) Sdn Bhd**	100	100	62	#	#	Malaysia	Manufacturing of cathodic protection systems
Cathodic Protection Technology Holding Pte Ltd**	100	100	62	#	#	Singapore	Investment holding
Cathodic Protection Technology Pte Ltd**	100	100	62	#	#	Singapore	Manufacturing of cathodic protection systems
Claridge House Ltd**	100	100	62	#	#	HK	Supply and construction of public amenities and playgrounds
Contech Engineering Services & Trading Co Ltd**	100	100	62	#	#	China	Trading
Corporacion Electrica Nicaraguense SA**	100	100	62	#	#	Nicaragua	Commercial power generation
CP Tech Far East Ltd**	100	100	62	#	#	HK	Sale of cathodic protection technology

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Crimson Manufacturing Sdn Bhd**	100	100	62	#	#	Malaysia	Manufacturing and trading of timber related products
Dawley Development Ltd***	100	100	62	#	#	BVI/HK	Investment holding
Energy Development Co Ltd**	100	100	62	#	#	HK	Commercial power project development and investments
FELS China Investments Pte Ltd**	100	100	62	#	#	Singapore	Investment holding
FELS Construction Pte Ltd**	100	100	62	#	#	Singapore	Oil and gas infrastructure development and civil construction
FELS Construction Techniques Ltd**	100	100	62	#	#	HK	Civil engineering and specialist construction related services
FELS Cranes Pte Ltd**	100	100	62	#	#	Singapore	Fabrication of heavy cranes and provision of marine related equipment
FELS Energy (Zunhua) Pte Ltd**	100	100	62	#	#	Singapore	Investment holding and management and construction of power projects
FELS Krake Hoist Systems Pte Ltd**	100	100	62	#	#	Singapore	Marketing and manufacturing of hoisting system
FELS Tekform (S) Pte Ltd**	100	100	62	#	#	Singapore	Investment holding
Fospex Pte Ltd (formerly BDS Technical Services (S) Pte Ltd)**	100	100	62	#	#	Singapore	Drafting and drawing works for steel structures
Hiap Day Bee Pte Ltd (i)**	100	100	-	#	-	Singapore	Waste management
KE Steam (Suzhou) Co Ltd**	100	100	62	#	#	China	Production and distribution of steam
KF Holdings Pte Ltd**	100	100	35	#	#	Singapore	Investment holding
Kepfels Engineering Pte Ltd**	100	100	62	#	#	Singapore	Investment holding

Notes:
1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** Not required to be audited by law in countries of incorporation

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. + The shareholdings of these companies are held jointly with other subsidiaries.
3. # The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Keppel FELS China Ltd**	100	100	62	#	#	HK	Industrial engineering and project management
Keppel FELS Energy Holdings Inc**	100	100	62	#	#	Philippines	Investment holding
Keppel FELS Energy Inc**	100	100	62	#	#	Philippines	Commercial power generation
Keppel FELS Energy Manila Inc**	100	100	62	#	#	Philippines	Commercial power generation
Keppel FELS Power Pte Ltd**	100	100	62	#	#	Singapore	Management of power plant projects
Keppel FELS Utilities Pte Ltd**	100	100	62	#	#	Singapore	Investment holding
Keppel FMO Pte Ltd (formerly Keppel Automation Pte Ltd)**	100	100	62	#	#	Singapore	Marine, industrial and other engineering activities
Keppel Infrastructure (China) Ltd**	100	60	49	#	#	HK	Investment holding
Keppel Infrastructure Environmental Development Inc***	100	60	49	#	#	CI/HK	Investment holding
Keppel Infrastructure Environmental Limited (i)**	100	60	-	#	-	HK	Investment holding
Keppel Infrastructure Pte Ltd	100	100	81	#	#	Singapore	Investment holding
Keppel Leasing Pte Ltd**	100	100	62	#	#	Singapore	Leasing of equipment
Keppel Power Systems Pte Ltd	100+	93+	66+	1,782	1,782	Singapore	Investment holding
Keppel Prince Engineering Pty Ltd**	100	100	62	#	#	Australia	Metal fabrication
Keppel Regional Infrastructure Pte Ltd	60	60	49	#	#	Singapore	Investment holding
Keppel Sea Scan Pte Ltd**	100	100	62	#	#	Singapore	Hardware trading
Keppel Thailand Investment Pte Ltd**	100	100	62	#	#	Singapore	Investment holding
Keppel-Mitsui Engineering Pte Ltd (disposed)**	-	-	32	-	#	Singapore	Design, project management, construction and engineering
Keptrade Engineering Supplies Pte Ltd**	80	65	49	#	#	HK	Trading and contracting
KFS Oil Inc***	100	100	62	#	#	BVI/HK	Investment in onshore oil projects
KIE China Holdings Pte Ltd**	100	96	64	#	#	Singapore	Investment holding
KP Designing & Detailing Inc**	100	84	60	#	#	Philippines	Drafting services
Maxrich Enterprise Sdn Bhd (disposed)**	-	-	44	-	#	Malaysia	Engineering contracting
Mid West Star Pte Ltd**	100	100	62	#	#	Singapore	Investment holding
Norms Engineering Company Ltd**	65	65	40	#	#	China	Equipment maintenance and repair services

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Oil-Equipment Manufacturing Pte Ltd**	100	100	62	#	#	Singapore	Manufacturing and trading of oil tools and tubular products
Okachi Investments Ltd***	100	100	62	#	#	BVI/HK	Investment holding
Parkshine International Ltd***	100	100	62	#	#	BVI/HK	Trading in industrial goods
Power Advent Holdings Limited (i)**	100	100	-	#	-	BVI/HK	Owner and leasing of power barges
Prince Mobile Cranes Pty Ltd**	100	100	62	#	#	Australia	Crane hire
Sea Scan International Pte Ltd**	100	100	62	#	#	Singapore	Trading and contracting
Setsco Services (M) Sdn Bhd**	100	100	62	#	#	Malaysia	Laboratory testing, inspection and consultancy services
Setsco Services Pte Ltd**	100	100	62	#	#	Singapore	Non-destructive testing, quality assurance and building materials testing
Sky Track Sdn Bhd**	100	100	62	#	#	Malaysia	Trading in building materials
Ta-Ching Engineering Construction (Pte) Ltd**	100	100	62	#	#	Singapore	Marine and engineering contracting
Tamford International Ltd***	100	100	62	#	#	BVI/HK	Trading in industrial goods
Ta-Shing Development Pte Ltd**	100	100	62	#	#	Singapore	Marine contracting
Wilson Walton Eastern Pte Ltd**	100	100	62	#	#	Singapore	Trading and contracting
Wing Yong Engineering (Pte) Ltd**	100	100	62	#	#	Singapore	Marine and engineering contracting
Wise Power Enterprise Ltd**	100	100	62	#	#	HK	Commercial power project development and investment
Zhangjiagang Pascoe Tekform Pre Engineered Building Co Ltd**	100	100	62	#	#	China	Roll forming and manufacturing of steel building products

Notes:

1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** Not required to be audited by law in countries of incorporation

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. \+ The shareholdings of these companies are held jointly with other subsidiaries.
3. \# The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Zhangjiagang Tamford Petrochemical Co Ltd (formerly Zhangjiagang Keppel Shell LPG Co Ltd)**	98	98	19	#	#	China	Supply and distribution of liquefied petroleum gas
Zunhua Xinli Energy Development Co Ltd**	60	60	37	#	#	China	Commercial power generation
Associates							
Asia Environment Development Inc***	49	29	24	#	#	CI/China	Waste management
GE Keppel Energy Services Pte Ltd**	50	50	31	#	#	Singapore	Precision engineering, repair, services and agencies
Jaya Far East Powerpak Ltd**	50	50	31	#	#	Pakistan	Commercial power generation
KP Equipment Services Inc**	26	13	14	#	#	Philippines	Leasing of equipment
Mechmar Keppel Engineering Sdn Bhd**	43	43	26	#	#	Malaysia	Manufacture of pressure vessels and fabricated steel products
Suzhou Industrial Park – Shell Gas Co Ltd**	20	20	12	#	#	China	Supply and distribution of liquefied petroleum gas
Township Construction (China) Pte Ltd**	32	29	19	#	#	Singapore	Civil and building construction
PROPERTY							
Subsidiaries							
Keppel Land Limited**	54	54	54	931,432	931,432	Singapore	Holding, management and investment company
Keppel Bay Pte Ltd	100+	86+	86+	626	626	Singapore	Property development
Keppel Philippines Properties Inc**	74+	50+	50	475	#	Philippines	Property investment
Five Stars Property Public Co Ltd**	45	24	24	#	#	Thailand	Property development
Acresvale Investment Pte Ltd**	100	54	54	#	#	Singapore	Property development and investment
Aintree Assets Ltd***	100	54	54	#	#	BVI/HK	Investment holding
Aldrich Investment Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Astek Pty Ltd**	100	54	54	#	#	Australia	Property services
Bintan Bay Resort Pte Ltd**	90	49	49	#	#	Singapore	Investment holding
Boulevard Development Pte Ltd (formerly Yang Zong Hai Development Pte Ltd)**	100	54	54	#	#	Singapore	Investment holding

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Bugis Junction Asset Management Pte Ltd**	57	31	54	#	#	Singapore	Investment holding
Bukit Timah Hill Development Pte Ltd**	100	54	54	#	#	Singapore	Property investment
Capital Square Pte Ltd**	70	38	38	#	#	Singapore	Property investment
Daysville Development Pte Ltd**	100	25	25	#	#	Singapore	Investment holding
Denton Investment Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Double Peak Holdings Ltd**	100	54	54	#	#	BVI/ Singapore	Investment holding
Dovesdale Development Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Duit Investments Ltd**	100	54	54	#	#	HK	Property services
Earnwell Pte Ltd**	100	54	54	#	#	Singapore	Property investment
Erskine Holdings Ltd**	70	38	38	#	#	BVI/HK	Investment holding
Evansville Investment Pte Ltd**	100	54	54	#	#	Singapore	Property investment
Experre Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Fairfield Properties Pte Ltd**	82	44	44	#	#	Singapore	Dormant
Fernland Investment Pte Ltd**	85	63	51	#	#	Singapore	Investment holding
Flannigan Investment Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Floraville Estate Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Glenville Estate Investment Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Goodways Investment Pte Ltd**	60	32	54	#	#	Singapore	Investment holding
Grandsdale Investment Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Greenfield Development Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Harvestland Development Pte Ltd**	100	54	54	#	#	Singapore	Property development and investment
Health Services Investment of Singapore Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Health Services Management of Singapore Pte Ltd**	100	54	54	#	#	Singapore	Health service management
High Point Development Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Hillsvale Resort Pte Ltd**	100	54	54	#	#	Singapore/ China	Property investment
Hospitality Sales Pte Ltd**	100	54	54	#	#	Singapore	Hotel and resort management
Hotel Procurement Pte Ltd**	100	54	54	#	#	Singapore	Hotel services

Notes:

1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** Not required to be audited by law in countries of incorporation

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. + The shareholdings of these companies are held jointly with other subsidiaries.
3. # The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
International Centre**	79	50	38	#	#	Vietnam	Property investment
IPP Technology Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Kep Corporation Incorporated**	100	54	54	#	#	CI/HK	Property services
KeplandeHub Ltd**	100	54	54	#	#	Singapore	Investment holding
Keppel Digihub Ltd**	100	54	54	#	#	Singapore	Property investment
Keppel Digihub Holdings Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Keppel Land (Hong Kong) Limited**	100	54	54	#	#	HK	Investment holding
Keppel Land (Indonesia) Pte Ltd**	100	54	54	#	#	Singapore	Investment, management and holding company
Keppel Land (Mayfair) Pte Ltd**	100	54	54	#	#	Singapore	Property development
Keppel Land (Palm Gardens) Pte Ltd**	100	54	54	#	#	Singapore	Property development
Keppel Land (Philippines) Pte Ltd**	100	54	54	#	#	Singapore	Investment, management and holding company
Keppel Land (Saigon Centre) Ltd**	100	54	54	#	#	HK	Investment holding
Keppel Land (Tower D) Pte Ltd**	100	54	54	#	#	Singapore	Property investment
Keppel Land (UK) Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Keppel Land (Villa Verde) Pte Ltd**	100	54	54	#	#	Singapore	Property development
Keppel Land Agtex Ltd**	60	32	32	#	#	Vietnam	Property development
Keppel Land Asia Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Keppel Land Construction Management Pte Ltd**	100	54	54	#	#	Singapore	Recruitment of site staff
Keppel Land Development Pty Ltd**	100	54	54	#	#	Australia	Property development
Keppel Land Estate Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Keppel Land Fund Management Ltd (i)**	100	54	-	#	-	Singapore	Fund management
Keppel Land International Ltd**	100	54	54	#	#	Singapore	Property services
Keppel Land Investment Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Keppel Land Properties Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Keppel Land Pty Ltd**	100	54	54	#	#	Australia	Investment holding
Keppel Land Realty Pte Ltd**	100	54	54	#	#	Singapore	Property investment
Keppel Land Sdn Bhd**	100	54	54	#	#	Malaysia	Property services
Keppel Land Watco I Co Ltd**	68	37	37	#	#	Vietnam	Property development and investment
Kingsley Investment Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Le Vision Pte Ltd (i)**	100	54	-	#	-	Singapore	Investment holding
Mansfield & Company Pte Ltd**	100	54	54	#	#	Singapore	Dormant
Mansfield Developments Pte Ltd**	100	54	54	#	#	Singapore	Property development
Mansfield Investments Pte Ltd**	100	54	54	#	#	Singapore	Dormant
Mansfield Realty Limited**	100	54	54	#	#	Singapore	Property investment
Meadowsville Investment Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Merryfield Investment Pte Ltd**	100	54*	54	#	#	Singapore	Investment holding

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Montfort Development Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Ocean & Capital Properties Pte Ltd**	85	46	46	#	#	Singapore	Property development and investment
Ocean Properties Pte Ltd**	76	41	41	#	#	Singapore	Property investment
Oceandale Investment Pte Ltd**	100	54	54	#	#	Singapore	Management and consultancy services
OIL (Asia) Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Palmsville Investment Pte Ltd**	84	47	47	#	#	Singapore	Investment holding
Pasir Panjang Realty Pte Ltd**	100	54	54	#	#	Singapore	Property investment
Pembury Properties Ltd**	100	54	54	#	#	BVI/HK	Investment holding
Prestige Landmark Pte Ltd**	51	28	28	#	#	Singapore	Investment holding
Pride Properties Sdn Bhd**	100	54	54	#	#	Malaysia	Investment holding
PT Kepindo Properti**	100	54	54	#	#	Indonesia	Property services
PT Kepland Investama**	100	54	54	#	#	Indonesia	Property investment
PT Keppel Land**	100	54	54	#	#	Indonesia	Property services
PT Nongsa Point Marina**	56	48	48	#	#	Indonesia	Management of marinas
PT Ria Bintan**	95	25	25	#	#	Indonesia	Property development
PT Sedona Hotels Indonesia**	100	54	54	#	#	Indonesia	Hotel and resort management
PT Sentral Supel Perkasa**	95	43	43	#	#	Indonesia	Property development
PT Sentral Tanjungan Perkasa**	80	43	43	#	#	Indonesia	Property development
PT Straits-CM Village**	85	21	21	#	#	Indonesia	Hotel ownership and operations
QAF-OIL (Hong Kong) Ltd**	51	28	28	#	#	HK	Dormant
Quang Ba Royal Park JV Co**	70	33	32	#	#	Vietnam	Property development
Rosedale Properties Pte Ltd**	100+	67+	62+	225	225	Singapore	Investment holding
Saigon Centre Holdings Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Saigon Centre Investment Ltd**	100	54	54	#	#	BVI/HK	Investment holding
Sedona Clubs and Resorts International Pte Ltd**	100	54	54	#	#	Singapore	Club management
Sedona Hotels International Pte Ltd**	100	54	54	#	#	Singapore	Hotel and resort management

Notes:

1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** *Not required to be audited by law in countries of incorporation*

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. \+ The shareholdings of these companies are held jointly with other subsidiaries.
3. \# The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Semtec Construction Pte Ltd**	63	40	40	#	#	Singapore	Building, retrofitting and construction
Shanghai Floraville Land Co Ltd (i)**	99	53	-	#	-	China	Property development
Shanghai Merryfield Land Co Ltd (i)**	99	53	-	#	-	China	Property development
Shanghai Pasir Panjang Land Co Ltd (i)**	99	53	-	#	-	China	Property development
Sherwood Development Pte Ltd**	100	54	54	#	#	Singapore	Property development
Silkland Investment Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Smooth Sail Investments Ltd**	100	54	54	#	#	BVI/ Indonesia	Investment holding
Spring City Resort Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Starville Investment Pte Ltd**	100	67	62	#	#	Singapore/Australia	Property investment
Steadfast Development Pte Ltd**	65	19	20	#	#	Singapore	Property development
Straits (USA) Inc***	100	54	54	#	#	USA	Investment holding
Straits Greenfield Ltd**	100	54	54	#	#	Myanmar	Hotel ownership and operations
Straits Investments Ltd**	100	54	54	#	#	HK	Investment holding
Straits Mansfield Property Marketing Pte Ltd**	100	54	54	#	#	Singapore	Provision of marketing services
Straits Properties (Bayswater) Pty Ltd**	100	54	54	#	#	Australia	Property investment
Straits Properties Ltd**	100	54	54	#	#	Singapore	Investment holding and property management
Straits Property Investments Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Straits Property Management Pte Ltd**	100	54	54	#	#	Singapore	Property management and estate agency services
Straits Realty (Texas) Inc***	100	54	54	#	#	USA	Property investment
Straits Steamship Retail Management Pte Ltd**	100	54	54	#	#	Singapore	Management of retail centres
Straits-CM Village Hotel Pte Ltd**	85	21	21	#	#	Singapore	Property investment
Straits-KMP (HK) Ltd**	51	28	28	#	#	HK	Investment holding
Straits-KMP Resort Development Pte Ltd**	51	25	25	#	#	Singapore	Investment holding
Sunlake Development Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Swansville Investment Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Tat Chuan Development Pte Ltd**	100	54	54	#	#	Singapore	Property development
Toshmatic Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Transport & Storage Pte Ltd**	90	49	49	#	#	Singapore	Dormant
Ultimore Development Pte Ltd**	100	54	45	#	#	Singapore	Investment holding
Utayan Thani Co Ltd**	49	26	26	#	#	Thailand	Investment holding
Valour Investment Pte Ltd**	100	54	54	#	#	Singapore/ UK	Investment holding
Vanese International Ltd**	70	38	38	#	#	BVI/HK	Investment holding
Ventek International Ltd**	100	38	38	#	#	HK	Investment holding
Virginia Developments Pte Ltd**	100+	76+	76+	12,740	12,740	Singapore	Property investment
Vobster Properties Ltd**	100	54	54	#	#	BVI/ Indonesia	Investment holding

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Waterfront Properties Pte Ltd**	50	27	27	#	#	Singapore	Property investment
Waterville Investment Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Wellmade Land Sdn Bhd**	100	54	54	#	#	Malaysia	Investment holding
Willowville Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Wiseland Investment Myanmar Ltd**	100	54	54	#	#	Myanmar	Hotel ownership and operations
Wiseland Investment Pte Ltd**	100	54	54	#	#	Singapore	Investment holding
Wisely Consultancy Pte Ltd (i)**	100	54	-	#	-	Singapore	Investment holding
Brightway Property Pte Ltd**	100	100	62	#	#	Singapore	Property investment
FELS (USA) Inc***	100	100	62	#	#	USA	Investment holding
FELS Baku Ltd**	100	100	62	#	#	Azerbaijan	Property investment
FELS Property Holdings Pte Ltd**	83	74	62	#	#	Singapore	Investment holding
FELS Realty (Texas) Inc***	100	100	62	#	#	USA	Property investment
FELS SES International Pte Ltd**	85+	81+	61+	7	1,507	Singapore	Investment holding
Goodways Property Pte Ltd**	100	100	62	#	#	Singapore	Property investment
Grandlands Properties Pte Ltd**	100	100	62	#	#	Singapore	Property investment
Keppel FELS Azerbaijan Pte Ltd**	100	100	62	#	#	Singapore	Investment holding
Petro Tower Ltd**	76	61	46	#	#	Vietnam	Property investment
Waterfront Investment Pte Ltd	100	70	86	#	#	Singapore	Investment holding
Wellington Construction Ltd (disposed)**	-	-	50	-	#	Azerbaijan	Civil engineering and construction
Wellington International (disposed)**	-	-	62	-	#	Azerbaijan	General trading
Atlantic Marina Services (Asia-Pacific) Pte Ltd	100+	91+	81+	-	1,664	Singapore	Investment holding
Creek & Cove Properties Pte Ltd	100	100	100	-	-	Singapore	Property development
Esqin Pte Ltd	100	100	100	11,001	11,001	Singapore	Investment holding
Keplands Enterprise (Pte) Ltd	100	100	100	-	-	Singapore	Property investment
Keppel (USA) Inc***	100	100	100	12,135	12,135	USA	Investment holding
Keppel Arizona Land Corporation**	100	92	92	#	#	USA	Property owner
Keppel Harbour Bay View Pte Ltd	100	100	100	-	-	Singapore	Investment holding
Keppel Harbour Redevelopment Ltd	100	100	100	1	1	Singapore	Investment holding
Keppel Houston Group***	100	86	78	#	#	USA	Property investment
Keppel Kunming Resort Limited**	100	100	100	2	2	HK	Property investment

Notes:

1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** Not required to be audited by law in countries of incorporation

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. + The shareholdings of these companies are held jointly with other subsidiaries.
3. # The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Keppel Marina Holdings Pte Ltd	100+	86+	86+	-	-	Singapore	Investment holding
Keppel Marina Pte Ltd	100	86	86	#	#	Singapore	Management of marinas
Keppel Point Pte Ltd	100+	86+	86+	122,785	122,785	Singapore	Property development
Keppel Realty (Texas) Inc***	100	100	100	#	#	USA	Property investment
Kepvales Realty Inc (liquidated)***	-	-	100	-	#	USA	Property owner
KPSI Property Inc**	100	47	57	#	#	Philippines	Property owner
PT Atlantic Marina Servisindo**	100	91	81	#	#	Indonesia	Property development services
Singmarine (America) Corporation (liquidated)***	-	-	100	-	#	USA	Investment holding
Singmarine (USA) Inc***	100	100	100	#	#	USA	Investment holding
Singmarine Land Corporation***	100	100	100	#	#	USA	Property owner
Singmarine Realty (Texas) Inc***	100	100	100	#	#	USA	Property investment
Associates							
Asia Real Estate Fund Management Ltd**	50	27	27	#	#	Singapore	Fund management
Bugis City Holdings Pte Ltd**	31	17	17	#	#	Singapore	Property investment
China-Singapore International Pte Ltd**	20	11	11	#	#	Singapore	Investment holding
DL Properties Ltd**	35	19	19	#	#	Singapore	Property investment
Dragon Land Ltd**	25	14	-	#	-	Singapore	Property investment and development
EM Services Pte Ltd**	25	13	14	#	#	Singapore	Property management
Harbourfront One Pte Ltd**	39	34	34	#	#	Singapore	Property development
Harbourfront Three Pte Ltd**	39	34	34	#	#	Singapore	Property development
Harbourfront Two Pte Ltd**	39	34	34	#	#	Singapore	Property development
Hotforge Energy Services Pte Ltd**	50	27	27	#	#	Singapore	Dormant
Jernih Rezeki Sdn Bhd**	49	26	26	#	#	Malaysia	Property development
Kingsdale Development Pte Ltd**	50	27	27	#	#	Singapore	Investment holding
Malaysia Mokes Sdn Bhd**	49	26	26	#	#	Malaysia	Dormant
One Marina Boulevard Pte Ltd (i)**	33	18	-	#	-	Singapore	Property development
Parksville Development Pte Ltd**	50	27	27	#	#	Singapore	Property investment
PT Pantai Indah Tateli**	50	27	27	#	#	Indonesia	Property development
PT Pulomas Gemala Misori**	25	14	14	#	#	Indonesia	Property development
PT Purimas Straits Resort**	25	14	10	#	#	Indonesia	Development of holiday resort
PT Purosani Sri Persada**	20	11	11	#	#	Indonesia	Property investment
QAF-OIL (Thailand) Ltd**	24	13	13	#	#	Thailand	Dormant
Renown Property Holdings (M) Sdn Bhd**	40	22	22	#	#	Malaysia	Property investment
SAFE Enterprises Pte Ltd**	25	14	14	#	#	Singapore	Investment holding
Sedona Hotel Bintan Management Pte Ltd**	49	26	26	#	#	Singapore/ Indonesia	Hotel management
Semtec-Syntech Pte Ltd**	32	17	17	#	#	Singapore	Construction
Singapore Suzhou Industrial Holdings Pte Ltd**	25	14	14	#	#	Singapore	Investment holding

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Sing-Mas Investment Pte Ltd**	30	16	16	#	#	Singapore	Investment holding
Straits Parco Retail Management Pte Ltd**	33	18	18	#	#	Singapore	Investment holding
*Straits-TCG Systems Automation Pte Ltd***	*50*	*27*	*27*	*#*	*#*	*Singapore*	*Dormant*
Suzhou Property Development Pte Ltd**	25	14	14	#	#	Singapore	Investment holding
Tenantworld Pte Ltd (i)**	25	14	-	#	-	Singapore	E-exchange and collaboration hub
Tropical Garden NV**	25	14	14	#	#	Netherlands Antilles/HK	Investment holding
Richway Property Pte Ltd**	28	28	17	#	#	Singapore	Property investment
Vietcombank Tower *198* Ltd**	30	30	19	#	#	*Vietnam*	Property investment
Consort Land Inc**	30+	17+	17+	54	54	Philippines	Property owner
Goodwealth Realty Development Corporation**	40	19	23	#	#	Philippines	Property owner
Opon Realty and Development Corporation**	40	20	20	#	#	Philippines	Property owner
Opon Ventures Inc**	40	32	32	#	#	Philippines	Investment holding
Opon-KE Construction & Development Inc**	40	52	43	#	#	Philippines	Civil construction
Opon-KE *Properties* Inc**	*40*	*72*	50	#	#	*Philippines*	Property development
SM Keppel Land Inc**	40	27	25	#	#	Philippines	Property investment and development

Notes:

1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** Not required to be audited by law in countries of incorporation

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. \+ The shareholdings of these companies are held jointly with other subsidiaries.
3. \# The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
INVESTMENTS							
Subsidiaries							
Keppel Telecommunications & Transportation Ltd**	67+	67+	67+	347,106	347,106	Singapore	Investment, management and holding company
Affinity Communications Inc***	70	47	43	#	#	USA	Investment holding
Affinity Communications Pte Ltd**	70	47	43	#	#	Singapore	Computer system and software development
Affinity Labs Pte Ltd**	70	47	43	#	#	Singapore	Computer system and software development
Affinity Systems Ltd**	70	47	43	#	#	HK	Computer system and software development
Affinity Systems Pte Ltd**	70	47	43	#	#	Singapore	Computer system and software development
Affinity Systems Sdn Bhd**	70	47	43	#	#	Malaysia	Computer system and software development
Apsilon Technologies Pte Ltd**	100	67	62	#	#	Singapore	Consultancy and solutions provider
Apsilon Ventures Pte Ltd**	100	67	62	#	#	Singapore	Investment holding
CallBiz (Asia Pacific) Pte Ltd**	100	67	62	#	#	Singapore	Investment holding
*CallBiz (M) Sdn Bhd***	100	67	62	#	#	*Malaysia*	*Call centre and* database management
CallBiz (Singapore) Pte Ltd (disposed)**	-	-	35	-	#	Singapore	Call centre and database management
Data Resource Centre Asia Pte Ltd (formerly Timro Pte Ltd)**	100	67	-	#	-	Singapore	Dormant
DataOne (Asia) Pte Ltd**	60	40	62	#	#	Singapore	Internet data centre and service provider
DataOne Asia (Malaysia) Sdn Bhd **	60	40	62	#	#	Malaysia	Internet data centre and service provider
DataOne Asia (Philippines) Inc (formerly DataOne Center Asia Inc)**	60	40	62	#	#	Philippines	Internet data centre and service provider
DataOne Corporation Pte Ltd (disposed)**	-	-	62	-	#	Singapore	Investment holding
Dynanet Pte Ltd (disposed)**	-	-	62	-	#	Singapore	Software development
EFACS (Asia) Pte Ltd**	100	67	-	#	-	Singapore	Dormant
Floven Communications Pte Ltd**	60	34	37	#	#	Singapore	Investment holding
Folec Communications Lanka (Pte) Ltd**	60	40	37	#	#	Sri Lanka	Marketing, installation and maintenance of communications systems
Folec Communications Vietnam Ltd**	70	47	43	#	#	Vietnam	Marketing, installation and maintenance of communications systems
Folec Holdings (M) Sdn Bhd**	100	67	62	#	#	Malaysia	Investment holding

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Global Space Investments Ltd**	100	67	62	#	#	HK	Investment holding
Harmony Telecommunications Pte Ltd**	60	40	31	#	#	Singapore	Telecommunications systems and services
Hillwest Pte Ltd**	100	67	-	#	-	Singapore	Dormant
Huichen-Folec (TJ) Telecommunication and Information Co Ltd**	95	64	59	#	#	China	Trading in communications systems and accessories
Ixccess Pte Ltd**	100	67	-	#	-	Singapore	Dormant
Ji Xin Wang Communication Equipment (Beijing) Co Ltd**	60	40	37	#	#	China	Trading in communications systems and accessories
Kapal Management (Pte) Ltd**	100	67	62	#	#	Singapore	Ship management
Keppel IHT (BVI) Ltd (i)***	100	67	-	#	-	BVI/HK	Dormant
Keppel IHT Investment Ltd (i)***	100	67	-	#	-	BVI/HK	Venture capital investment
Keppel Logistic (M) Sdn Bhd**	100	67	-	#	-	Malaysia	Warehousing and distributing
Keppel Logistics (Foshan) Ltd**	70	47	43	#	#	China	Shipping operations, warehousing and distribution
Keppel Logistics (Hong Kong) Ltd**	70	47	43	#	#	HK	Freight forwarding and shipping agencies
Keppel Logistics Pte Ltd**	100	67	62	#	#	Singapore	Warehousing and distribution
Keppel T&T Venture Capital Pte Ltd**	100	67	62	#	#	Singapore	Venture capital investment
Keppel Telecoms Pte Ltd**	100	67	62	#	#	Singapore	Telecommunications services and investment holding
Mansfield Container Shipping Pte Ltd**	100	67	62	#	#	Singapore	Shipping agencies
Montana Management Services Pte Ltd**	100	67	62	#	#	Singapore	Investment holding

Notes:
1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** Not required to be audited by law in countries of incorporation

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. + The shareholdings of these companies are held jointly with other subsidiaries.
3. # The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Netrust Pte Ltd**	51	34	32	#	#	Singapore	Provision of certification, authentication and verification services for digital and electronic transactions
Orchid (Holdings) Pte Ltd**	100	67	62	#	#	Singapore	Shipowning and chartering
Skyplanet Shipping Ltd**	100	67	62	#	#	HK	Investment holding
SLT Shipping Co Ltd (disposed)**	-	-	43	-	#	HK	Dormant
Star Concord Enterprises Ltd (disposed)**	-	-	62	-	#	HK	Provision of data networking products and services
Steamers (HK) Limited**	100	67	62	#	#	HK	Investment holding
Steamers Containerships Holdings Pte Ltd**	100+	87+	77+	21,689	21,689	Singapore	Investment holding
Steamers Faith Shipping Pte Ltd**	100	67	62	#	#	Singapore	Shipowning and chartering
Steamers Feederships (99) Pte Ltd**	100	67	62	#	#	Singapore	Shipping operations
Steamers Fortune Shipping Pte Ltd**	100	87	77	#	#	Singapore	Shipowning and chartering
Steamers Future Shipping Pte Ltd**	100	87	77	#	#	Singapore	Shipowning and chartering
Steamers Indochina Ltd (disposed)**	-	-	62	-	#	HK	Dormant
Steamers Kimanis Shipping Pte Ltd**	100	87	77	#	#	Singapore	Shipowning and chartering
Steamers Perak Shipping Pte Ltd**	100	87	77	#	#	Singapore	Shipowning and chartering
Steamers Rajah Brooke Shipping Pte Ltd**	100	87	77	#	#	Singapore	Shipowning and chartering
Steamers Tankships Pte Ltd (disposed)**	-	-	62	-	#	Singapore	Shipowning and chartering
Straits Container Line Pte Ltd**	100	67	62	#	#	Singapore	Shipowning and chartering
Straits Shipping Pte Ltd**	100	67	62	#	#	Singapore	Dormant
Transware Distribution Services Pte Ltd**	50	34	31	#	#	Singapore	Warehousing and distribution
Vengeline Pte Ltd**	100	67	62	#	#	Singapore	Investment holding
Singapore Petroleum Company Limited	77	77	48	#	#	Singapore	Petroleum refining, marketing, distribution and trading of crude oil and petroleum products
Singapore Petroleum (China) Pte Ltd	100	77	48	#	#	Singapore	Investment holding
Singapore Petroleum Company (Hong Kong) Ltd*	100	77	48	#	#	HK	Trading in petroleum products
Singapore Petroleum Dovechem Pte Ltd	60	46	29	#	#	Singapore	Provision of administrative support services

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Singapore Petroleum Trading Company Limited*	100	77	48	#	#	HK	Trading in crude oil and petroleum products
Singapore Petroleum Upstream Company Pte Ltd**	100	77	48	#	#	Singapore	Investment holding
Singapore Petroleum Venture Pte Ltd	100	77	48	#	#	Singapore	Investment holding
SPC Kakap Ltd***	100	77	48	#	#	BVI/ Indonesia	Exploration, development and production of crude oil and natural gas
SPC Production Company Ltd***	100	77	48	#	#	BVI/ Singapore	Investment holding
SPC Shipping Company Ltd*	100	77	48	#	#	HK	Chartering and re-chartering of vessels for oil transportation
Keppel Philippines Holdings Inc**	47+	47+	57+	-	4,115	Philippines	Investment holding
ABS Holdings Limited	100	100	100	5,996	10,996	Singapore	Investment holding
Air Services International LLC**	100	89	89	#	#	USA	Helicopter repair and services
Aviation Investment Pte Ltd**	100+	100+	92+	-	-	Singapore	Investment holding
Cavendish Assets Ltd***	100	100	62	#	#	BVI/HK	Investment holding
CSRI Investment Corporation**	100	50	49	#	#	Philippines	Investment holding
Goodways Shipping Pte Ltd	100	100	100	13,000	13,000	Singapore	Investment holding
Goodwill Navigation Inc***	100	100	100	#	#	Liberia/HK	Investment holding
k1 eBiz Holdings Pte Ltd	100	100	100	4,814	10,814	Singapore	Investment holding
Kep Holdings Ltd***	100	100	100	#	#	BVI/HK	Investment company
Kephinance Investment (Mauritius) Pte Ltd*	100	100	100	#	#	Mauritius/ HK	Investment holding
Kephinance Investment Pte Ltd	100	100	100	90,000	90,000	Singapore	Investment holding
Kepindia Investment Pte Ltd	100	100	100	-	-	Singapore	Investment holding
Kepinvest Holdings Ltd***	100	100	100	#	#	BVI/HK	Investment company
Kepital Holdings Pte Ltd	100	100	100	236,672	236,672	Singapore	Investment holding
Kepital Insurance Ltd**	100	100	100	#	#	Bermuda	Insurance services
Kepital Management Limited**	100	100	100	#	#	HK	Investment company
Kepmount Shipping (Pte) Ltd	100	100	100	4,000	4,000	Singapore	Investment holding
Keppel Asia Ltd**	100	100	81	#	#	HK	Investment holding
Keppel Aviation Services Pte Ltd**	100+	100+	92+	420	420	Singapore	Investment holding

Notes:

1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** Not required to be audited by law in countries of incorporation

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. + The shareholdings of these companies are held jointly with other subsidiaries.
3. # The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Keppel Bank Philippines Inc**	68	57	57	#	#	Philippines	Savings bank
Keppel FELS Invest (HK) Ltd**	100	100	62	#	#	HK	Investment holding
Keppel Industries (HK) Ltd**	100	100	100	-	-	HK	Investment holding
Keppel Investment Hong Kong Limited**	100	100	100	#	#	HK	Investment company
Keppel Investment Ltd	100	100	100	#	#	Singapore	Investment company
Keppel IVI Investments Inc**	78	65	61	#	#	Philippines	Investment banking
Keppel Markem Ltd	100	100	100	30,013	30,013	Singapore	Investment holding
Keppel Oil & Gas Services Pte Ltd**	100	100	62	#	#	Singapore	Investment holding
Keppel Securities Philippines Inc**	58+	58+	58+	-	321	Philippines	Stockbroking
Keppel Shing Loong Investments Pte Ltd	100	100	100	21,110	21,110	Singapore	Investment holding
Keppel Vietnam Investment Pte Ltd	80+	85+	69+	604	604	Singapore	Investment holding
Kepventure Inc**	87	87	87	-	526	Philippines	Investment holding
Kepventure Pte Ltd	100+	100+	81+	28,398	28,398	Singapore	Venture capital investment
Kepwealth Inc**	100+	98+	98+	-	3,739	Philippines	Investment holding
KI Investments (HK) Ltd**	100	100	100	#	#	HK	Investment company
KM Management Pte Ltd	100	100	100	250	250	Singapore	Fund management
KV Management Pte Ltd	100	100	100	250	250	Singapore	Fund management
MIL-I Precision International Pte Ltd**	100	100	89	#	#	Singapore	Investment holding
Singmarine America Holdings Inc***	100	89	89	#	#	USA	Investment holding
TradeOneAsia.com Holdings Pte Ltd	100	73	76	#	#	Singapore	Investment holding
TradeOneAsia.com Pte Ltd	77	73	76	#	#	Singapore	Develop and operate business to business portal offering procurement and online purchasing solutions
Travelmore Pte Ltd	100	100	100	265	265	Singapore	Travel agency
Waterfront Development Consultants Pte Ltd	100	100	81	#	#	Singapore	Investment holding
Associates							
Advanced Research Group Co Ltd**	45	30	28	#	#	Thailand	IT publication and business information
Anew Corporation Ltd**	40	27	25	#	#	Thailand	Internet service provider
APAC Bizinfo Pte Ltd**	50	31	31	#	#	Singapore	Investment holding
ASP1 (Asia) Pte Ltd**	29	19	30	#	#	Singapore	Application services provider
DataOne Asia (Thailand) Co Ltd**	29	19^	30	#	#	Thailand	Internet data centre and service provider

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Infocom Lanka Limited**	49	33	30	#	#	Sri Lanka	Telecommunications system and services
Keppel-SPH Investment Pte Ltd**	50	34	31	#	#	Singapore	Investment holding
KSAT Satellite Networks Inc**	37	25	23	#	#	Canada	Investment holding
MobileOne (Asia) Pte Ltd**	35	23	28	#	#	Singapore	Telecommunications services
Platinum Venture Capital (Cayman) Management Ltd***	50	34	-	#	-	CI/HK	Fund management
Transware Logistics (Pvt) Ltd**	25	17	16	#	#	Sri Lanka	Warehousing and distribution
FST Aviation Services Ltd**	25	19	12	#	#	HK	Provision of warehousing, transporting and inspection services of aviation petroleum products
ItalSing Petroleum Company Pte Ltd**	50	39	24	#	#	Singapore	Manufacturing and blending of lubricants
Jiangmen City Sinjiang Gas Co Ltd**	50	39	24	#	#	China	Processing, distributing and marketing of liquefied petroleum gas and lubricants
Petmal Oil Corporation Sdn Bhd**	40	31	19	#	#	Malaysia	Marketing and distribution of petroleum products
Singapore Carbon Dioxide Company Pte Ltd**	50	39	24	#	#	Singapore	Sale of carbon dioxide products
Singapore Refining Company Pte Ltd**	33	26	16	#	#	Singapore	Refining of crude oil
Tiger Oil Corporation**	40	31	19	#	#	Korea	Retailing of petroleum products
k1 Ventures Limited**	41+	41+	39+	109,506	109,506	Singapore	Venture capital investment
Abbeville Investment Pte Ltd	50	50	41	#	#	Singapore	Venture capital investment

Notes:
1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** Not required to be audited by law in countries of incorporation

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. + The shareholdings of these companies are held jointly with other subsidiaries.
3. # The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Elang EPS Pte Ltd	20	20	20	#	#	Singapore	Owning and chartering of ships and specialised marine equipment
Emerging Markets Capital Holdings Inc**	53	59	32	#	#	Philippines	Venture fund investment
Goodstart Ventures Inc**	40	20	20	#	#	Philippines	Investment holding
Goodwealth Ventures Inc**	40	19	23	#	#	Philippines	Investment holding
IVI Advisors and Managers Inc**	40	79	32	#	#	Philippines	Fund management company
Keppel First Eastern Holdings Ltd**	50	50	50	#	#	BVI/HK	Investment holding
Keppel Insurance Pte Ltd**	20	20	35	#	#	Singapore	General and life insurance
Keppel IVI Capital Inc**	30	30	30	#	#	Philippines	Investment holding
KMP Engineering Inc**	47	28	26	#	#	Philippines	Steel fabrication
KP Automation Inc**	25	12	11	#	#	Philippines	Installation and servicing of engineering equipment
KP Capital Inc**	40	30	36	#	#	Philippines	Investment holding
KP Finance Inc**	40	48	50	#	#	Philippines	Investment holding
The Vietnam Investment Fund (Singapore) Limited	23	23	20	#	#	Singapore	Venture fund investment
KEPPEL CAPITAL HOLDINGS (DISPOSED)							
Subsidiaries							
Keppel Capital Holdings Ltd**	-	-	37+	-	376,736	Singapore	Investment, management and holding company
Keppel TatLee Bank Limited**	-	-	37	-	#	Singapore	Licensed commercial bank
Keppel TatLee Finance Limited	-	-	27	-	#	Singapore	Finance company
Asia Commercial Enterprise Pte Ltd**	-	-	37	-	#	Singapore	Investment company
Asia Commercial Investment (Pte) Ltd**	-	-	37	-	#	Singapore	Investment company
Asia Commercial Realty Co Pte Ltd**	-	-	37	-	#	Singapore	Property holding
K Investment Holdings Pte Ltd	-	-	37	-	#	Singapore	Investment holding
KAC Holdings Limited**	-	-	37	-	#	Singapore	Investment holding
Keppel American Express Foreign Exchange Services Pte Ltd**	-	-	19	-	#	Singapore	Foreign exchange services
Keppel Bank Nominees Pte Ltd**	-	-	37	-	#	Singapore	Nominee services
Keppel Bullion and Futures Pte Ltd**	-	-	37	-	#	Singapore	Financial futures broker
Keppel Factors Pte Ltd	-	-	37	-	#	Singapore	Factoring
Keppel Finance Nominees Pte Ltd	-	-	27	-	#	Singapore	Nominee services
Keppel Investment Management Ltd**	-	-	37	-	#	Singapore	Fund management
Keppel Securities Nominees Pte Ltd**	-	-	37	-	#	Singapore	Nominee services

	Gross Interest 2001 %	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Cost of Investment 2001 $'000	Cost of Investment 2000 $'000	Country of Incorporation/ Operation	Principal Activities
Keppel Securities Pte Ltd**	-	-	37	-	#	Singapore	Stockbroking
Keppel TatLee Nominee (HK) Ltd	-	-	37	-	#	HK	Dormant
KF Ltd	-	-	27	-	#	Singapore	Dormant
KTB Investments Ltd**	-	-	37	-	#	Singapore	Investment holding
Premier Investment Pte Ltd**	-	-	37	-	#	Singapore	Investment dealing
PT Bank Keppel TatLee Buana**	-	-	31	-	#	Indonesia	General banking
Tat Lee Eaton Securities Co Ltd**	-	-	37	-	#	HK	Stockbroking
Tat Lee Finance Nominees Pte Ltd	-	-	27	-	#	Singapore	Nominee services
Tat Lee Property Development Pte Ltd**	-	-	37	-	#	Singapore	Property investment and development
Tat Lee Securities (Nominees) Pte Ltd**	-	-	37	-	#	Singapore	Nominee services
Tat Lee Securities Holdings Ltd**	-	-	37	-	#	Singapore	Investment holding
Tat Lee Thomson Development Pte Ltd**	-	-	37	-	#	Singapore	Property investment and development
Tat Lee Warehousing Pte Ltd**	-	-	37	-	#	Singapore	Property investment
TatLee Asset Management Ltd**	-	-	37	-	#	Singapore	Dormant
TatLee Bank Ltd**	-	-	37	-	#	Singapore	Dormant
TatLee Securities Pte Ltd**	-	-	37	-	#	Singapore	Dormant
TL Nominees Pte Ltd**	-	-	37	-	#	Singapore	Nominee services
TL Provident Ltd**	-	-	37	-	#	Singapore	Dormant
TLB Management Services Pte Ltd**	-	-	37	-	#	Singapore	Dormant
TLF Ltd	-	-	27	-	#	Singapore	Dormant
Walden Malaysia Co II Ltd***	-	-	27	-	#	BVI/ Malaysia	Investment holding
Associates							
Network for Electronic Transfers (Singapore) Pte Ltd**	-	-	7	-	#	Singapore	Electronic funds transfers
Singapore Consortium Management Ltd**	-	-	7	-	#	Singapore	Fund management
Total							
Subsidiaries				2,968,922	2,926,274		
Associates				112,580	112,580		

Notes:
1. All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
   - * Audited by other firms of PricewaterhouseCoopers outside Singapore
   - ** Audited by other firms
   - *** Not required to be audited by law in countries of incorporation

   The Company has complied with the requirements of Clause 902B of The Singapore Exchange Listing Manual regarding the appointment of auditors.
2. \+ The shareholdings of these companies are held jointly with other subsidiaries.
3. \# The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.
4. (i) These companies were incorporated during the financial year.
5. The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.
6. Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

Statements by Directors

We, LIM CHEE ONN and TEO SOON HOE being two Directors of Keppel Corporation Limited, do hereby state that in the opinion of the Directors, the financial statements set out on pages 126 to 193 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2001 and of the results of the business and changes in equity of the Company and of the Group, and cash flows of the Group for the financial year then ended, and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board

LIM CHEE ONN
Executive Chairman

TEO SOON HOE
Group Finance Director

Singapore, 27 March 2002

Auditor's Report

To the Members of Keppel Corporation Limited

We have audited the financial statements of Keppel Corporation Limited and the consolidated financial statements of the Group for the financial year ended 31 December 2001 set out on pages 126 to 193. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements and consolidated financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   (i) the state of affairs of the Company and of the Group at 31 December 2001 and the results and changes in equity of the Company and of the Group and the cash flows of the Group for the financial year ended on that date; and

   (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Company and consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all the subsidiaries of which we have not acted as auditors and the financial statements of subsidiaries of which an audit is not required by law in their countries of incorporation, being financial statements that have been included in the consolidated financial statements. The names of these subsidiaries are disclosed in Note 39 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Singapore, 27 March 2002

Major Properties

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
INVESTMENT PROPERTIES					
Singapore					
Ocean Properties Pte Ltd	41%	Ocean Building, Collyer Quay, Singapore	Land area: 6,109 sqm 29-storey office building	999 years leasehold (860 years unexpired)	Commercial office building with rentable area of 39,255 sqm
		Ocean Towers, Collyer Quay, Singapore	Land area: 2,781 sqm (on Ocean Building site) 27-storey office building	999 years leasehold (860 years unexpired)	Commercial office building with rentable area of 22,990 sqm
Capital Square Pte Ltd	38%	Capital Square; Church Street, Singapore	Land area: 11,102 sqm 16-storey office building and 19 units of shophouses	99 years leasehold (93 years unexpired)	Commercial office building and shophouses with rentable area of 37,854 sqm
Keppel Land (Tower D) Pte Ltd	54%	Prudential Tower, Cecil Street & Church Street, Singapore	Land area: 1,998 sqm 30-storey office building	99 years leasehold (93 years unexpired)	Commercial office building with rentable area of 10,250 sqm (Retained interest)
Mansfield Realty Limited	54%	Keppel Towers, Hoe Chiang Rd, Singapore	Land area: 7,760 sqm 27-storey office building	Freehold	Commercial office building with rentable area of 34,909 sqm
		GE Tower, Hoe Chiang Rd, Singapore	Land area: 1,367 sqm 13-storey office building	Freehold	Commercial office building with rentable area of 7,378 sqm
DL Properties Ltd	19%	Singapore Exchange, Cecil Street, Singapore	Land area: 2,345 sqm 28-storey office building	99 years leasehold (87 years unexpired)	Commercial office building with rentable area of 23,962 sqm
Bugis City Holdings Pte Ltd	17%	Bugis Junction, Singapore	Land area: 25,704 sqm	99 years leasehold (88 years unexpired)	Integrated office/retail/ hotel complex
Parksville Development Pte Ltd	27%	Nassim Woods, Napier Road, Singapore	Land area: 5,775 sqm 35 units of condominium apartments	99 years leasehold (93 years unexpired)	Residential properties
Keppel Digihub (Singapore) Pte Ltd	54%	Keppel Digihub Serangoon North Avenue 5, Singapore	Land area: 7,333 sqm 6-storey industrial building	30 years leasehold with option for another 30 years	Industrial properties
Brightway Property Pte Ltd	100%	Brightway Building, MacPherson Road, Singapore	Land area: 3,190 sqm 8-storey industrial building	Freehold	Warehousing and flatted factories with rentable area of 5,496 sqm
Grandlands Properties Pte Ltd	100%	Century Industrial Building, New Ind Road, Singapore	Land area: 3,980 sqm 4-storey industrial building	Freehold	Warehousing and flatted factories with rentable area of 7,160 sqm

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
Indonesia					
PT Straits-CM Village	21%	Club Med Ria Bintan, Bintan, Indonesia	Land area: 202,000 sqm	30 years lease with option for another 50 years	A 302-room beachfront hotel
PT Ria Bintan	25%	Ria Bintan (Phase 1), Bintan, Indonesia	Land area: 1,465,000 sqm	30 years lease with option for another 50 years	A 27-hole golf course
SAFE Bintan Resort (owned by Keppel Land (HK) and SAFE Enterprises)	11%	Bintan Lagoon Resort, Bintan, Indonesia	Land area: 2,400,000 sqm	30 years lease with option for another 50 years	An integrated resort with 416-room hotel, 100 bungalows/villas and golf courses
PT Purosani Sri Persada	11%	Melia Purosani Hotel, Yogyakarta, Indonesia	Land area: 18,189 sqm	20 years lease with option for another 20 years	A 296-room five-star hotel with retail outlets
PT Nongsa Point Marina	48%	Nongsa Point Marina, Batam, Indonesia	Land area: 100,000 sqm	30 years lease with option for another 50 years	A waterfront resort with hotel-style chalets, comprising 192 rooms/chalets and 178 berths
PT Pulomas Gemala Misori	14%	Pasadenia Garden (Phase 1), Jakarta, Indonesia	147 units of strata-titled apartments, 50 units of rental apartments and a 2-storey clubhouse. 73 units of strata-titled apartments have been sold.	30 years lease with option for another 20 years	Residential apartments for sale and lease
PT Kepland Investama	54%	Wisma BCA, Jakarta, Indonesia	Land area: 10,444 sqm	20 years lease with option for another 20 years	A prime office building
Vietnam					
International Centre	50%	International Centre, Hanoi, Vietnam	Land area: 1,450 sqm 8-storey office building	45 years lease	Commercial office with rentable area of 7,585 sqm
Quang Ba Royal Park JV Co	33%	Royal Park Complex, Hanoi, Vietnam	Land area: 28,400 sqm	50 years lease	155 units of serviced apartments and 20 villas
Keppel Land Watco I Co Ltd	37%	Saigon Centre (Phase 1 Tower), Ho Chi Minh City, Vietnam	Land area: 2,730 sqm 25-storey office, retail cum serviced apartments	50 years lease	Commercial building with rentable area of 10,263 sqm office, 6,265 sqm retail and 89 units of serviced apartments
Petro Tower Ltd	61%	Petro Vietnam Towers, Vung Tau, Vietnam	Land area: 6,191 sqm 10-storey office building	40 years lease	Commercial office building with rentable area of 12,465 sqm

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
Myanmar					
Straits Greenfield Ltd	54%	Sedona Hotel Yangon, Yangon, Myanmar	Land area: 31,889 sqm	30 years BOT with option for another three 5-year periods	334-room hotel, 32 serviced apartments and 30 office suites
Wiseland Investment Myanmar Ltd	54%	Sedona Hotel Mandalay, Mandalay, Myanmar	Land area: 16,467 sqm	30 years BOT	220-room hotel and 27 serviced apartments
China					
Shanghai Sing Straits Land Co (owned by Sunlake Development)	16%	Ocean Towers Shanghai China	Land area: 4,807 sqm	50 years lease	25-storey office tower
Kunming Yunxin Tourist Development Co (owned by Kingsdale Development)	22%	Spring City Golf & Lake Resort, Kunming, China	Land area: 2,670,000 sqm 2 golf courses, club house and 268 units of resort homes	50 – 70 years lease	Integrated resort comprising golf courses, a Club Med resort and other resort facilities
Other					
Keppel Houston Group	86%	TCB Building, Houston, Texas, USA	Land area: 13,015 sqm 12-storey office building	Freehold	Commercial office building with rentable area of 26,858 sqm
Keppel Land Development Pty Ltd	54%	Botanic Cove, (Phase 1) Hunters Hill, Australia	Land area: 35,460 sqm	Freehold	Mixed townhouses/ apartment with full facilities 117 units (Phase 1)
FELS Baku Ltd	100%	Baku, Azerbaijan	Land area: 3,500 sqm and 6,905 sqm	Freehold	16-storey residential building and 4-storey serviced apartment building
COMPLETED PROPERTIES HELD FOR SALE					
Singapore					
Glenville Estate Investment Pte Ltd	54%	Heritage Court, Peck Seah Street, Singapore	8 units of conservation shophouses. 7 units have been sold and 1 unit leased.	99 years leasehold	Retail and office space
Keppel Land Realty Pte Ltd	54%	Joo Chiat Shophouses, Joo Chiat Rd, Singapore	4 units of conservation shophouses. 1 unit has been sold and two-thirds of remaining space leased.	Freehold	Retail and office space

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
Waterfront Properties *Pte Ltd*	27%	Pebble Bay, Tanjong Rhu, *Singapore*	498 out of 510 units have been sold.	99 years leasehold	Condominium apartments
Tat Chuan Development Pte Ltd	54%	283 - 283G Pasir Panjang Road, Singapore	5 out of 8 units have been sold.	Freehold	3-storey semi-detached houses
Harvestland Development Pte Ltd	54%	Quartz Industrial Building, Aljunied Link, Singapore	37 out of 53 units have been sold.	Freehold	8-storey industrial building
Acresvale Investment Pte Ltd	54%	Orion Industrial Building, Paya Lebar Road, Singapore	43 out of 72 units have been sold.	Freehold	8-storey industrial building
Malaysia					
Tanah Sutera Development Sdn Bhd (owned by Renown Property)	10%	Taman Sutera, Skudai Johor, Malaysia	Land area: 678,724 sqm	Freehold	1,260 residential units and 103 shops/offices
Jernih Rezeki Sdn Bhd	26%	Taman Jernih, Bukit Mertajam (Phase 1,1A,2 & 2C) Penang, Malaysia	Land area: 93,616 sqm	Freehold	341 residential units
PROPERTIES UNDER DEVELOPMENT					
Singapore					
Keppel Land Limited/Straits Properties Ltd	54%	Cluny Hill Estate, Singapore	Land area: 28,214 sqm	Freehold	Residential development *(2003)
Harbourfront One and Two Pte Ltd	34%	The HarbourFront Office Park, Singapore	Land area: 32,340 sqm	99 years leasehold	18-storey twin office tower *(2003)
One Marina Boulevard *Pte Ltd*	18%	One Raffles Quay, Marina South, *Singapore*	Land area: 11,367 sqm	99 years leasehold	2 office towers *(2005)
Keppel Bay Pte Ltd	86%	Caribbean at Keppel Bay, Singapore	Land area: 97,534 sqm	99 years leasehold	969 units of waterfront condominium apartments *(2005)

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
Keppel Land Realty Pte Ltd	54%	Freesia Woods, Sunset Way, Singapore	Land area: 12,536 sqm	Freehold	129 units of condominium apartments *(2004)
	54%	The Linc, Lincoln Road, Singapore	Land area: 2,369 sqm	Freehold	51 units of condominium apartments *(2004)
	54%	Butterworth 8, Tanjong Katong, Singapore	Land area: 10,082 sqm apartments	Freehold	216 units of condominium - fully sold *(2004)
	54%	The Edgewater Jln Loyang Besar, Singapore	Land area: 4,332 sqm	Freehold	53 units of condominium apartments - fully sold *(2004)
Sherwood Development Pte Ltd	54%	Amaranda Gardens Serangoon Ave 3, Singapore	Land area: 11,182 sqm	Freehold	189 units of condominium apartments - 186 units sold *(2005)
Malaysia					
Tanah Sutera Development Sdn Bhd (owned by Renown Property)	10%	Taman Sutera, Skudai (Phase I,Stage 5-6 & Phase II, Stage2), Johor, Malaysia	Land area: 4,201,214 sqm	Freehold	Residential/commercial development *(2002)
Jernih Rezeki Sdn Bhd	26%	Taman Jernih, Bukit Mertajam Penang, Malaysia	Land area: 50,476 sqm	Freehold	Residential development *(2003/2004)
Indonesia					
PT Pantai Indah Tateli	27%	Hotel Sedona Manado, Manado, Indonesia	Land area: 243,083 sqm	30 years lease with option for another 20 years	247-room hotel *(2003 - Phase 1)
PT Ria Bintan	25%	Ria Bintan Resort, Bintan, Indonesia	Land area: 2,803,000 sqm	30 years lease with option for another 50 years	Integrated resort project with golf courses and a Club Med Village and resort homes *(2004/2005 - Phase 2a)
PT Pulomas Gemala Misori	14%	Pasadenia Garden (Phase 2) Jakarta, Indonesia	Land area: 48,332 sqm	30 years lease with option for another 20 years	Residential development *(2005 – Phase 2)
PT Sentral Tanjungan Perkasa	43%	Galleria Tunjungan, Surabaya, Indonesia	Land area: 23,384 sqm	30 years lease with option for another 20 years	Retail/commercial complex *(2005 - Phase 1)
PT Sentral Supel Perkasa	43%	Wijaya Centre Site, Surabaya, Indonesia	Land area: 26,000 sqm	30 years lease with option for another 20 years	Retail/commercial complex *(2004/2005)

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
PT Purimas Straits Resort	14%	Tanah Lot Resort, Bali, Indonesia	Land area: 910,020 sqm	30 years lease with option for another 20 years	Integrated resort project incorporating resort bungalow, spa village and recreational facilities *(2004/2005 - Phase 1)
China					
Kunming Yunxin Tourist Devt Co	22%	Spring City Golf & Lake Resort Kunming China	Land area: 5,000,000 sqm	70 years lease	Resort homes
Shanghai Merryfield, Shanghai Pasir Panjang, Shanghai Floraville	53%	Shanghai	Land area: 95,906 sqm	70 years lease	3,200 units residential development complete with recreational facilities
Vietnam					
Keppel Land Agtex Ltd	32%	Tamarind Park, Ho Chi Minh City, Vietnam	Land area: 2,808 sqm	45 years lease	173 units of furnished apartments *(2004)
Australia					
Keppel Land Development Pty Ltd	54%	Botanic Cove, (Phase 2), Hunters Hill Australia	Land area: 35,460 sqm	Freehold	Residential development *(2002/2003)
Others					
SM Keppel Land Inc	27%	SM-KL Towers, Ortigas, Manila, Philippines	Land area: 20,000 sqm	Freehold	Two 55-storey office and a 70-storey residential tower *(2002 - Phase 1, The Podium)
LANDBANK					
Mansfield Developments Pte Ltd (project partially owned)	28%	Avenue Park Development, Sixth Avenue, Singapore	Land area: 16,056 sqm	Freehold	Condominium development
Keppel Land Realty Pte Ltd	54%	Pinnacles Wee Nam/ Keng Lee Road Singapore	Land area: 13,220 sqm	Freehold	Condominium development
		Duchess Park & 24 Duchess Road, Singapore	Land area: 7,478 sqm	999 years lease	Condominium development
		Naga Court, Singapore	Land area: 4,568 sqm	Freehold	Condominium development

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
Sherwood Development Pte Ltd	54%	Viewpoint Condo, Singapore	Land area: 7,552 sqm	Freehold	Condominium development
		Norfolk Garden, Singapore	Land area: 2,909 sqm	Freehold	Apartment Development
		Chen Yuan/ Dragon Pearl/ River Valley View, Singapore	Land area: 5,638 sqm	Freehold	Condominium development
Keppel Bay Pte Ltd	86%	Keppel Bay Plot 1, 3, 5 and 6 Keppel Habour and Pulau Keppel, Singapore	Land area: 217,708 sqm	99 years lease	Residential/commercial/ recreational development
Bukit Timah Hill Development Pte Ltd	54%	6 Mar Thoma Road, Singapore	Land area: 1,589 sqm	999 years lease	Apartment development
Evansville Investment Pte Ltd	54%	22-26 Mar Thoma Road & 40 St Michael's Road, Singapore	Land area: 3,608 sqm	999 years lease	Apartment development
Tat Chuan Development Pte Ltd (joint venture)	32%	The Crest @ Cairnhill 63, 65, 67 & 69 Cairnhill Circle, Singapore	Land area: 1,039 sqm	Freehold	Apartment development
Evansville Investment Pte Ltd (joint venture)	38%	Parc Devon 49 Devonshire Road, Singapore	Land area: 1,280 sqm	Freehold	Apartment development
Harbourfront Three	34%	Harbourfront Avenue	Land area: 29,245 sqm	99 years lease	Waterfront Condominium
INDUSTRIAL PROPERTIES					
Keppel FELS Limited	100%	Jurong Yard, Singapore	Land area: 87,331 sqm buildings, workshops, building berths and wharves	28 years leasehold (23 years unexpired)	Oil rigs, offshore and marine construction and repair
		Pioneer Yard, Singapore	Land area: 129,620 sqm and 93,947 sqm buildings, workshops, building berths, drydock and wharves	30 years leasehold (18 years unexpired)	Oil rigs, offshore and marine construction and repair
Keppel Hitachi Zosen Limited	100%	Benoi Yard, Singapore	Land area: 349,934 sqm buildings, workshops, drydocks and wharves	30 years leasehold (29 years unexpired)	Shiprepairing, shipbuilding and marine construction

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
Keppel Shipyard (Pte) Ltd	100%	Tuas Yard, Singapore	Land area: 425,593 sqm buildings, workshops, drydocks and wharves	30 years leasehold (2 years unexpired - extendable)	Shiprepairing, shipbuilding and marine construction
Keppel Singmarine Dockyard Pte Ltd	100%	Main Yard, Gul Road, Singapore	Land area: 139,073 sqm buildings, workshops and wharves	25 years leasehold (13 years unexpired)	Shiprepairing, shipbuilding and marine construction
AMFELS Inc	100%	Brownsville, Texas, USA	Land area: 614,264 sqm buildings, workshops, docks and wharves	Various Tenure	Oil rigs, offshore and marine construction and repair
FELS Setal SA	60%	Niteroi, Rio de Janeiro, Brazil	Land area: 65,000 sqm buildings and workshops	Leasehold	Oil rigs, offshore and marine construction and repair
BrasFELS SA	60%	Angra dos Reis, Rio de Janeiro, Brazil	Land area: 360,000 sqm buildings, workshops, drydock, berths and wharf	30 years leasehold (28 years unexpired)	Oil rigs, offshore and marine construction and repair
Keppel Philippines Marine Inc	59%	Batangas, Luzon Island, Philippines	Land area: 111,087 sqm and 229,186 sqm buildings, workshops and building berths	50 years leasehold (43 years unexpired - extendable)	Shipbuilding and shiprepair, drydocking, berthage and workshop services
Subic Shipyard & Engineering Inc	26%	Cabangaan Point, Zambales, Subic, Philippines	Land area: 667,381 sqm buildings, workshops, drydock, and wharves	25 years leasehold (19 years unexpired - extendable)	Shiprepair, drydocking and steel fabrication works
Singapore Petroleum Company Ltd	77%	Pulau Sebarok, Singapaore	Land area: 75,126 sqm	Leasehold (18 years unexpired)	Oil storage terminal

Share Performance



Turnover (million)
Share Price ($)
220
170
120
70
20
18
16
14
12
10
8
6
4
2
0
14.0
13.0
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
1997
1998
1999
2000
2001
Turnover
High & Low Prices

	1997	1998	1999	2000	**2001**
Share Price ($) (Note 1)					
last transacted	3.99	3.57	3.51	2.53	**2.84**
high	8.67	4.85	5.50	3.81	**3.27**
low	3.51	0.49	2.89	2.33	**2.42**
average	6.09	2.67	4.19	3.07	**2.85**
Per Share					
Earnings (Note 2) (cents)	25	16	28	31	**36**
Dividends (cents)	10.0	8.0	12.0	13.0	**16.0**
Dividends yield (Note 3) (%)	1.6	3.0	2.9	4.2	**5.6**
Net price earnings ratio (Note 3)	24.4	16.7	15.0	9.9	**7.9**
Net assets backing ($)	4.68	3.62	3.62	3.57	**3.48**

Notes:
1. *Share prices have been adjusted for the capital distribution in 2001.*
2. *Earnings per share are calculated based on Group profit before exceptional items by reference to the weighted average number of shares in issue during the year.*
3. *Average share price is used in calculating dividend yield and net price-earnings ratio.*

Shareholding Statistics

as at 28 March 2002

Authorised Share Capital	-	$1,500,000,000
Issued and Fully Paid-up Capital	-	$383,584,045.50
Class of Shares	-	Ordinary Shares of $0.50 each with equal voting rights

Size of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 - 1,000	5,397	27.64	4,911,585	0.64
1,001 - 10,000	12,254	62.75	46,727,155	6.09
10,001 - 1,000,000	1,855	9.50	68,989,544	8.99
1,000,001 and above	21	0.11	646,539,807	84.28
Total	19,527	100.00	767,168,091	100.00

Top Twenty Shareholders as at 28 March 2002	No. of Shares	%
Temasek Holdings (Pte) Ltd	246,227,760	32.10
Raffles Nominees Pte Ltd	98,718,513	12.87
DBS Nominees Pte Ltd	91,245,233	11.89
HSBC (Singapore) Nominees Pte Ltd	46,867,190	6.11
Citibank Nominees Singapore Pte Ltd	44,359,379	5.78
United Overseas Bank Nominees Pte Ltd	33,951,201	4.43
DB Nominees (S) Pte Ltd	27,329,935	3.56
Oversea Chinese Bank Nominees Pte Ltd	21,658,265	2.82
NTUC Income Insurance Co-operative Limited	11,269,999	1.47
Overseas Union Bank Nominees Pte Ltd	6,324,416	0.82
Shanwood Development Pte Ltd	3,200,000	0.42
The Asia Life Assurance Society Ltd-S'pore Life Fund	2,385,000	0.31
HSBC Republic Bank (Suisse) SA	2,067,250	0.27
Morgan Stanley Asia (Singapore) Pte Ltd	1,888,541	0.25
OCBC Securities Private Ltd	1,664,689	0.22
BNP Paribas Nominees Singapore Pte Ltd	1,602,075	0.21
DBS Vickers Securities (S) Pte Ltd	1,474,812	0.19
Citibank Consumer Nominees Pte Ltd	1,133,687	0.15
ABN Amro Nominees S'pore Pte Ltd	1,086,625	0.14
ING Nominees (Singapore) Pte Ltd	1,059,500	0.14
Total	645,514,070	84.15

Substantial Shareholder (including deemed interest)	No. of Shares	%
Temasek Holdings (Pte) Ltd	247,163,260	32.22

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 34th Annual General Meeting of the ordinary shareholders of the Company will be held at Bugis Ballroom (Level 2), Hotel Inter-Continental Singapore, 80 Middle Road Singapore 188966 on 21 May 2002 at 11.00 a.m. (or as soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting of the Company to be held at 10.30 a.m. on the same day and at the same place) to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2001 (Resolution 1).
2. To declare a first and final dividend of twenty six percent (26%) or 13 cents per share less tax and a special dividend of six percent or 3 cents per share less tax for the year ended 31 December 2001 (Resolution 2).
3. To re-elect the following Directors who retire in accordance with Article 81B of the Company's Articles of Association and who, being eligible, offer themselves for re-election pursuant to Article 81C:

   (i) Mr Choo Chiau Beng (Resolution 3)
   (ii) Dr Bernard Tan Tiong Gie (See Note 2) (Resolution 4)
   (iii) Mr Lim Hock San (See Note 2) (Resolution 5)
   (iv) Mr Khoo Teng Chye (Resolution 6)

4. To re-elect the following Directors who, being appointed by the Board of Directors after the last Annual General Meeting, retire in accordance with Article 81A(1) of the Company's Articles of Association and who, being eligible, offer themselves for re-election:

   (i) Mr Tony Chew Leong-Chee (Resolution 7)
   (ii) Dr Lee Tsao Yuan (Resolution 8)

5. To approve Directors' fees of $360,000 for the year ended 31 December 2001 (Resolution 9).
6. To re-appoint Auditors and authorise the Directors to fix their remuneration (Resolution 10).

AS SPECIAL BUSINESS

7. To consider and if thought fit, pass the following Ordinary Resolutions with or without amendments:

   7.1 **RESOLVED** that pursuant to Section 161 of the Companies Act (Chapter 50) and Article 48A of the Company's Articles of Association, the Directors be and are hereby authorised to issue shares in the Company (whether by way of bonus issue, rights issue or otherwise, and including any capitalisation pursuant to Article 124 of the Company's Articles of Association of any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution) at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that:-

   (a) the aggregate number of shares to be issued pursuant to this resolution does not exceed 50% of the Company's issued share capital for the time being; and

   (b) the aggregate number of shares issued other than on a pro rata basis to existing shareholders does not exceed 20% of the Company's issued share capital for the time being,

   such authority to continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier, unless previously revoked or varied at a general meeting of the Company (see note 3) (Resolution 11).

7.2 **RESOLVED** that the Directors of the Company be and are hereby authorised to make purchases from time to time of up to a maximum of 10 percent of the issued ordinary share capital of the Company as at the date of this resolution at any price up to but not exceeding the Maximum Price, in accordance with the "Guidelines on Share Purchases by the Company" as set out in Appendix 1 of the Circular to Shareholders of the Company dated 1 February 2000 and this mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the date on which the next Annual General Meeting of the Company is or is required by law to be held, whichever is the earlier (see note 4) (Resolution 12).

8. To transact such other business which can be transacted at an Annual General Meeting of the Company.

NOTICE IS ALSO HEREBY GIVEN that the Transfer Books and the Register of Members of the Company will be closed on 31 May 2002, for the preparation of dividend warrants. Duly completed transfers received by the Company's registrar, B.A.C.S. Pte Ltd, 63 Cantonment Road, Singapore 089758 up to the close of business at 5.00 p.m. on 30 May 2002 will be registered to determine shareholders' entitlement to the proposed *first and final dividend and special dividend.* The proposed first and final dividend and special dividend if approved at the Annual General Meeting will be paid on 13 June 2002.

BY ORDER OF THE BOARD

Caroline Chang
Company Secretary

Singapore, 22 April 2002

Notes:
1. A member of the Company is entitled to appoint *a proxy to attend the meeting* and vote in his stead. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company, 23 *Church Street* #15-01 Capital Square Singapore 049481, not less than 48 hours before the time appointed for holding the Annual General Meeting.
2. Dr Bernard Tan Tiong Gie and Mr Lim Hock San will upon re-election, continue to serve on the Audit Committee. They are considered independent Directors *pursuant to Clause 902(4)(a) of the Listing* Manual of the Singapore Exchange Securities Trading Limited.
3. *Ordinary* Resolution No. 11, if passed, will empower the Directors from the date of the Annual General Meeting until the date of the next Annual General Meeting to issue further shares in the Company, including a bonus or rights issue. The maximum number of shares which the Directors may issue under this resolution shall not exceed the quantum set out in the resolution.
4. *Ordinary Resolution No. 12 is to renew the Share Buy-Back Mandate* which was originally approved by the shareholders on 18 February 2000. The Company did not buy back any shares of the Company between 1 April 2001 to 31 March 2002, being the latest practicable date prior to the issue of this notice.

Financial Calendar

Financial year-end	31 December 2001
Announcement of 2001 mid-year results	7 August 2001
Announcement of 2001 full year results	30 January 2002
Despatch of Summary Financial Report to shareholders	22 April 2002
Despatch of Annual Report to shareholders	6 May 2002
Annual General Meeting	21 May 2002
2001 Proposed final dividend and special dividend	
Book closure date	31 May 2002
Payment date	13 June 2002
Announcement of 2002 1Q results	18 April 2002
Announcement of 2002 mid-year results	July 2002
Announcement of 2002 3Q results	October 2002
Announcement of 2002 full year results	January 2003

Corporate Information/ Directory

Board of Directors
Lim Chee Onn (Chairman)
Cham Tao Soon
Bernard Tan Tiong Gie
Lim Hock San
Khoo Teng Chye
Sven Bang Ullring
Tony Chew Leong-Chee
(with effect from 16 April 2002)
Lee Tsao Yuan (with effect from 16 April 2002)
Loh Wing Siew
Choo Chiau Beng
Teo Soon Hoe

Executive Committee
Lim Chee Onn (Chairman)
Lim Hock San
Khoo Teng Chye
Tony Chew Leong-Chee
Choo Chiau Beng
Teo Soon Hoe

Audit Committee
Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Lim Hock San

Remuneration and Share Option Committee
Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Khoo Teng Chye

Nominating Committee
Lim Hock San (Chairman)
Khoo Teng Chye
Sven Bang Ullring

Company Secretary
Caroline Chang

DIRECTORY

Registered Office
23 Church Street
#15-01 Capital Square
Singapore 049481
Telephone : 65 62706666
Telefax : 65 68857391
http://www.kepcorp.com

Registrar
B.A.C.S. Private Limited
63 Cantonment Road
Singapore 089758

Auditors
PricewaterhouseCoopers
Certified Public Accountants
Singapore
Audit Partner: Michael Lim Choo San